SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2022

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

QUARTERLY BUSINESS REPORT

(For the period from January 1, 2022 to September 30, 2022)

THIS IS A SUMMARY IN ENGLISH OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE FINANCIAL SERVICES COMMISSION OF KOREA.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. NON-MATERIAL OR PREVIOUSLY DISCLOSED INFORMATION IS OMITTED OR ABRIDGED.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	Company Overview

1.	Name of the company: Korea Electric Power Corporation (KEPCO)

2.	Information of the company

(Address) 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Phone number) 82-61-345-4213

(Website) http://www.kepco.co.kr

3.	Major businesses

KEPCO, as the parent company, is engaged in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation and distribution of electricity and other related activities;

•	research and development of technology related to the businesses mentioned above;

•	overseas business related to the businesses mentioned above;

•	investment or contributions related to the businesses mentioned above;

•	development and operation of certain real estate holdings; and

•	other businesses entrusted by the government.

Businesses operated by KEPCO’s major subsidiaries are as follows: nuclear power generation by Korea Hydro & Nuclear Power (KHNP), thermal power generation by Korea South-East Power (KOSEP), Korea Midland Power (KOMIPO), Korea Western Power (KOWEPO), Korea Southern Power (KOSPO) and Korea East-West Power (EWP), other businesses including engineering service by KEPCO Engineering & Construction (KEPCO E&C), maintenance and repair of power plants by KEPCO Plant Service & Engineering (KEPCO KPS), ICT service by KEPCO KDN, nuclear fuel processing by KEPCO Nuclear Fuel (KEPCO NF), other overseas businesses, and investments related to the businesses mentioned above.

4.	Consolidated subsidiaries

	(As of September 30, 2022)

Listed	Unlisted	Total
2	157	159

5.	Major changes in management

A.	On January 27, 2022, Mr. Park, Jong-Bae, whose term of office expired, was reappointed as a non-standing director for a term of a year beginning on January 31, 2022.

B.	On June 9, 2022, a non-standing director Mr. Seong, Si-Heon’s term of office expired.

C.	On August 17, 2022, a non-standing director Mr. Hwang, Cheol-Ho resigned from his position.

D.	On August 18, 2022, Mr. Kim, Jong-Woon was appointed as a non-standing director for a term of two years.

6.	Changes in major shareholders

There is no change in major shareholders in the last 5 years.

7.	Information regarding KEPCO shares

A.	Issued share capital: Won 3.2 trillion (Authorized capital: Won 6 trillion)

B.	Total number of issued shares: 641,964,077

(Total number of shares authorized to for issuance: 1,200,000,000)

C.	Dividends: KEPCO did not pay any dividend for fiscal year 2021. Dividend payments for fiscal year 2020 was Won 1,216 per share and Won 780.6 billion as a total.

II.	Business Overview

1.	Consolidated financial results by segment for a nine-month period ended September 30, 2021 and 2022

	(In billions of Won)

	January to September 2021(1)		January to September 2022
	Sales	Operating profit	Sales	Operating profit
Electricity sales	44,377	-3,244	50,119	-23,948
Nuclear generation	7,301	1,101	7,885	1,164
Thermal generation	18,400	676	29,850	804
Plant maintenance & engineering service	1,848	168	2,096	148
Others(2)	1,437	154	1,895	237
Subtotal	73,363	-1,145	91,845	-21,595
Adjustment for related- party transactions	-28,216	21	-40,080	-239

Total	45,147	-1,124	51,765	-21,834

Note:

(1)	The figures for the first nine months period ended September 30, 2021 were changed from the Form 6-K dated December 9, 2021 due to the amendment of K-IFRS 1016, effective since January 1, 2022.
(2)	Others relate to business areas including overseas businesses, etc..

2.	Changes in unit prices of major products

				(In Won per kWh)

Business sector		Company	January to September 2021	January to September 2022
Electricity sold	Residential	KEPCO	109.10	119.30
	Commercial		128.89	135.99
	Educational		101.98	109.31
	Industrial		104.45	113.22
	Agricultural		45.41	53.96
	Street lighting		114.20	123.48
	Overnight usage		64.57	70.41
Electricity from nuclear generation	Nuclear Generation	KHNP	62.99	59.26
Electricity from thermal generation	Thermal generation	KOSEP	98.17	164.70
		KOMIPO	91.49	177.93
		KOWEPO	102.63	174.03
		KOSPO	106.60	178.30
		EWP	105.92	178.36

3.	Power purchase from generation companies for a nine-month period ended September 30, 2022

Company	Volume (GWh)	Expense (In billions of Won)
KHNP	129,666	7,696
KOSEP	31,945	5,119
KOMIPO	33,994	5,951
KOWEPO	30,170	5,241
KOSPO	37,971	6,751
EWP	27,554	4,884
Others	138,012	27,857

Total	429,312	63,499

4.	Intellectual property as of September 30, 2022

	Patents	Utility models	Designs	Trademarks	Total
KEPCO	2,753	16	111	72	2,952
Generation subsidiaries	3,319	73	83	239	3,714

Total	6,072	89	194	311	6,666

III.	Financial Information

1.	Condensed consolidated financial results as of and for a nine-month period September 30, 2021 and 2022

					(In billions of Won)
Consolidated statements of comprehensive income				Consolidated statements of financial position
	January to September 2021(1)	January to September 2022	Change		December 31, 2021	September 30, 2022	Change
Sales	45,147	51,765	6,618	Total assets	211,115	228,205	17,090
Operating profit (loss)	-1,124	-21,834	-20,710	Total liabilities	145,797	177,784	31,987
Net income (loss)	-1,575	-16,646	-15,071	Total equity	65,318	50,421	-14,897

Note:

(1)	The figures for a nine-month period ended September 30, 2021 were changed from the Form 6-K dated December 9, 2021 due to the amendment of K-IFRS 1016, effective since January 1, 2022.

2.	Condensed separate financial results as of and for a nine-month period September 30, 2021 and 2022

					(In billions of Won)
Separate statements of comprehensive income				Separate statements of financial position
	January to September 2021	January to September 2022	Change		December 31, 2021	September 30, 2022	Change
Sales	44,377	50,119	5,742	Total assets	115,579	125,803	10,224
Operating profit (loss)	-3,244	-23,948	-20,704	Total liabilities	68,532	95,910	27,378
Net income (loss)	-2,233	-17,387	-15,154	Total equity	47,047	29,892	-17,155

IV.	Board of Directors (KEPCO Only)

1. The board of directors is required to consist of not more than 15 directors including the president. Under our Articles of Incorporation, there may not be more than seven standing directors including the president, and more than eight non-standing directors. The number of non-standing directors must exceed the number of standing directors, including our president.

*

Subcommittees under the board of directors: The Audit Committee consists of one standing director and two non-standing directors. All such members of the audit committee are independent within the meaning of the Korea Exchange listing standards, the regulations promulgated under the Korean Commercial Act and the New York Stock Exchange listing standards. The ESG Committee consists of three non-standing directors.

2. Board meetings and agenda for a nine-month period ended September 30, 2022

		Classification
Number of meetings	Number of agendas	Resolutions	Reports
10	32	26	6

*	The audit committee held 9 meetings with 38 agenda (of which, 24 were approved as proposed and 14 were accepted as reported).

3. Major activities of the Board of Directors

Date	Agenda	Results	Type
January 26, 2022	Approval of the safety management plan of 2022	Approved as proposed	Resolution
	Approval of a debt guarantee on the financing agreement of Jeju Hanlim Offshore Wind Co., Ltd.	Approved as proposed	Resolution

February 24, 2022	Approval to call for the annual general meeting of shareholders for the fiscal year 2021	Approved as proposed	Resolution
	Approval of consolidated and separate financial statements for the fiscal year 2021	Approved as proposed	Resolution

	Approval of the maximum aggregate amount of remuneration for directors in 2022	Approved as proposed	Resolution

	Report on internal control over financial reporting for the fiscal year 2021	Accepted as reported	Report

	Report on the evaluation of internal control over financial reporting for the fiscal year 2021	Accepted as reported	Report

	Report on audit results for 2021	Accepted as reported	Report

	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry (2022-2023)	Accepted as reported	Report

March 18, 2022	Approval of establishment of research-based spin-off companies of KEPCO	Approved as proposed	Resolution
	Approval to provide a guarantee for tax equity investors of the Guam Mangilao Solar Power project in the United States	Approved as proposed	Resolution
	Approval of plans for sales of the remainder of real estate holdings within a substation in Uijeongbu	Approved as proposed	Resolution

April 8, 2022	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	Approved as proposed	Resolution
	Approval of amendments to the Regulation for Employee Remuneration and Welfare	Approved as proposed	Resolution

June 24, 2022	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	Approved as proposed	Resolution

	Approval of the mid-to-long term financial management plan (2022-2026)	Approved as proposed	Resolution

	Approval of partial sale of equity interests of KEPCO Engineering and Construction Co., Inc.	Approved as proposed	Resolution

	Report on audit results for the first quarter of 2022	Accepted as reported	Report

June 27, 2022	Approval of amendment to the Terms and Condition for Electricity Supply and Rules for Operation	Approved as proposed	Resolution

July 15, 2022	Approval of the additional contribution to Korea Institute of Energy Technology	Approved as proposed	Resolution

	Approval of provision of debt guarantee for the HVDC-VSC subsea transmission system construction and operation project in UAE	Approved as proposed	Resolution

	Approval to consign contract administration regarding construction works to Public Procurement Service	Approved as proposed	Resolution

August 19, 2022	Approval of amendments to the Articles of Incorporation	Approved as proposed	Resolution

	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	Approved as proposed	Resolution

	Approval of changing composition of Director Nomination Committee for the candidates of non-standing director	Approved as proposed	Resolution

	Approval of establishment of and contribution to a special purpose company for construction and operation of Jafurah combined heat and power plant in Saudi Arabia	Approved as proposed	Resolution

	Report on financial statements for the first half of 2022	Accepted as reported	Report

September 15, 2022	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director as the employee representative	Approved as proposed	Resolution

	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a standing director and member of the Audit Committee	Approved as proposed	Resolution

	Approval to appoint members of the ESG Committee	Approved as proposed	Resolution

	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2022	Approved as proposed	Resolution

September 30, 2022	Approval of amendment to the Terms and Condition for Electricity Supply and Rules for Operation	Approved as proposed	Resolution

4. Attendance Status of Non-standing directors

Date	Agenda	Seong, Si- Heon	Park, Jong- Bae	Bang, Su- Ran	Park, Hyo- Sung	Lee, Kee- Man	Hwang, Cheol- Ho	Lee, Kye- Sung	Kim, Jae- Shin	Kim, Jong- Woon
January 26, 2022	Approval of the safety management plan of 2022	For	For	For	For	For	For	For	For	Before Appointment
	Approval of a debt guarantee on the financing agreement of Jeju Hanlim Offshore Wind Co., Ltd.	For	For	For	For	For	For	For	For	Before Appointment

February 24, 2022	Approval to call for the annual general meeting of shareholders for the fiscal year 2021	For	For	For	For	For	For	For	For	Before Appointment
	Approval of consolidated and separate financial statements for the fiscal year 2021	For	For	For	For	For	For	For	For	Before Appointment
	Approval of the maximum aggregate amount of remuneration for directors in 2022	For	For	For	For	For	For	For	For	Before Appointment
	Report on internal control over financial reporting for the fiscal year 2021	Agenda for Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2021	Agenda for Report
	Report on audit results for 2021	Agenda for Report
	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry (2022-2023)	Agenda for Report
March 18, 2022	Approval of establishment of research-based spin-off companies of KEPCO	For	For	For	For	For	For	For	For	Before Appointment
	Approval to provide a guarantee for tax equity investors of the Guam Mangilao Solar Power project in the United States	For	For	For	For	For	For	For	For	Before Appointment
	Approval of plans for sales of the remainder of real estate holdings within a substation in Uijeongbu	For	For	For	For	For	For	For	For	Before Appointment

April 8, 2022	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	For	For	For	For	For	For	For	For	Before Appointment
	Approval of amendments to the Regulation for Employee Remuneration and Welfare	For	For	For	For	For	For	For	For	Before Appointment
June 24, 2022	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	For	For	For	For	For	For	For	For	Before Appointment
	Approval of the mid-to-long term financial management plan (2022-2026)	For	For	For	For	For	For	For	For	Before Appointment
	Approval of partial sale of equity interests of KEPCO Engineering and Construction Co., Inc.	For	For	For	For	For	For	For	For	Before Appointment
	Report on audit results for the first quarter of 2022	Agenda for Report

June 27, 2022	Approval of amendment to the Terms and Condition for Electricity Supply and Rules for Operation	For	For	For	For	For	For	For	For	Before Appointment

July 15, 2022	Approval of the additional contribution to Korea Institute of Energy Technology	For	For	For	For	Absent	For	For	For	Before Appointment
	Approval of provision of debt guarantee for the HVDC-VSC subsea transmission system construction and operation project in UAE	For	For	For	For	Absent	For	For	For	Before Appointment
	Approval to consign contract administration regarding construction works to Public Procurement Service	For	For	For	For	Absent	For	For	For	Before Appointment

August 19, 2022	Approval of amendments to the Articles of Incorporation	For	For	For	For	For	Retired	For	For	Before Appointment
	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	For	For	For	For	For	Retired	For	For	Before Appointment
	Approval of changing composition of Director Nomination Committee for the candidates of non-standing director	For	For	For	For	For	Retired	For	For	Before Appointment
	Approval of establishment of and contribution to a special purpose company for construction and operation of Jafurah combined heat and power plant in Saudi Arabia	For	For	For	For	For	Retired	For	For	Before Appointment
	Report on financial statements for the first half of 2022	Agenda for Report

September 15, 2022	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director as the employee representative	Retired	For	For	For	For	Retired	For	For	For
	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a standing director and member of the Audit Committee	Retired	For	For	For	For	Retired	For	For	For
	Approval to appoint members of the ESG Committee	Retired	For	For	For	For	Retired	For	For	For
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2022	Retired	For	For	For	For	Retired	For	For	For

September 30, 2022	Approval of amendment to the Terms and Condition for Electricity Supply and Rules for Operation	Retired	For	For	For	For	Retired	For	For	For

Attendance Rate		100%	100%	100%	100%	90%	100%	100%	100%	100%

5. Attendance Status of Standing directors

Date	Agenda	Cheong, Seung- Il	Choi, Young- Ho	Lee, Heyn- Bin	Lee, Jong- Hwan	Park, Heon- Gyu	Kim, Tae- Ok	Lee, Heung- Joo
January 26, 2022	Approval of the safety management plan of 2022	For	For	For	For	For	For	For
	Approval of a debt guarantee on the financing agreement of Jeju Hanlim Offshore Wind Co., Ltd.	For	For	For	For	For	For	For

February 24, 2022	Approval to call for the annual general meeting of shareholders for the fiscal year 2021	For	For	For	For	For	For	For
	Approval of consolidated and separate financial statements for the fiscal year 2021	For	For	For	For	For	For	For
	Approval of the maximum aggregate amount of remuneration for directors in 2022	For	For	For	For	For	For	For
	Report on internal control over financial reporting for the fiscal year 2021	Agenda for Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2021	Agenda for Report
	Report on audit results for 2021	Agenda for Report
	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry (2022-2023)	Agenda for Report
March 18, 2022	Approval of establishment of research-based spin-off companies of KEPCO	For	For	For	For	For	For	For
	Approval to provide a guarantee for tax equity investors of the Guam Mangilao Solar Power project in the United States	For	For	For	For	For	For	For
	Approval of plans for sales of the remainder of real estate holdings within a substation in Uijeongbu	For	For	For	For	For	For	For

April 8, 2022	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	For	For	For	For	For	For	For
	Approval of amendments to the Regulation for Employee Remuneration and Welfare	For	For	For	For	For	For	For

June 24, 2022	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	For	For	For	For	For	For	For
	Approval of the mid-to-long term financial management plan (2022-2026)	For	For	For	For	For	For	For
	Approval of partial sale of equity interests of KEPCO Engineering and Construction Co., Inc.	For	For	For	For	For	For	For
	Report on audit results for the first quarter of 2022	Agenda for Report

June 27, 2022	Approval of amendment to the Terms and Condition for Electricity Supply and Rules for Operation	For	For	For	For	For	For	For
July 15, 2022	Approval of the additional contribution to Korea Institute of Energy Technology	For	For	For	For	For	For	Absent
	Approval of provision of debt guarantee for the HVDC-VSC subsea transmission system construction and operation project in UAE	For	For	For	For	For	For	Absent
	Approval to consign contract administration regarding construction works to Public Procurement Service	For	For	For	For	For	For	Absent

August 19, 2022	Approval of amendments to the Articles of Incorporation	For	For	For	For	For	For	For
	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	For	For	For	For	For	For	For
	Approval of changing composition of Director Nomination Committee for the candidates of non-standing director	For	For	For	For	For	For	For
	Approval of establishment of and contribution to a special purpose company for construction and operation of Jafurah combined heat and power plant in Saudi Arabia	For	For	For	For	For	For	For
	Report on financial statements for the first half of 2022	Agenda for Report
September 15, 2022	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director as the employee representative	For	For	For	For	For	For	For
	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a standing director and member of the Audit Committee	For	For	For	For	For	For	For
	Approval to appoint members of the ESG Committee	For	For	For	For	For	For	For
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2022	For	For	For	For	For	For	For

September 30, 2022	Approval of amendment to the Terms and Condition for Electricity Supply and Rules for Operation	For	For	For	For	For	For	For

Attendance Rate		100%	100%	100%	100%	100%	100%	90%

6. Major activities of the ESG Committee

Date	Agenda	Results	Type
May 20, 2022	Report on implementation strategy of KEPCO ESG Management	Accepted as reported	Report

June 24, 2022	Approval of implementation strategy of KEPCO ESG Management	Approved as proposed	Resolution
	Report on publication plan of Sustainability Report of 2022	Accepted as reported	Report
	Report on implementation structure of KEPCO ethical & compliance management and Korean government’s plan to introduce its ethical & compliance system	Accepted as reported	Report

7. Attendance Status of the ESG Committee

Date	Agenda	Seong, Si-Heon	Bang, Su-Ran	Hwang, Cheol-Ho
May 20, 2022	Report on implementation strategy of KEPCO ESG Management	Agenda for Report

June 24, 2022	Approval of implementation strategy of KEPCO ESG Management	For	For	For
	Report on publication plan of Sustainability Report of 2022	Agenda for Report
	Report on implementation structure of KEPCO ethical & compliance management and Korean government’s plan to introduce its ethical & compliance system	Agenda for Report

8. Major activities of the Audit Committee

Date	Agenda	Results	Type
January 26, 2022	Approval of audit plans for 2022	Approved as proposed	Resolution
	Approval of amendments to Code of Conduct and Guidelines for Practice of KEPCO Executives and Employees	Approved as proposed	Resolution
	Approval of plans on KEPCO Integrity Certification awards	Approved as proposed	Resolution
	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Report on audit education plans in 2022	Accepted as reported	Report
	Report on audit progress by independent auditors for fiscal year 2021	Accepted as reported	Report

February 24, 2022	Approval of for the consolidated and separate financial statements and business report for the fiscal year 2021	Approved as proposed	Resolution
	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Report on internal control over financial reporting for the fiscal year 2021	Accepted as reported	Report
	Report on the evaluation on internal control over financial reporting for the fiscal year 2021	Accepted as reported	Report
	Report on audit results for 2021	Accepted as reported	Report

March 18, 2022	Approval of investigation result on the agenda for the annual general meeting of shareholders	Approved as proposed	Resolution
	Approval of auditor’s report for the annual general meeting of shareholders	Approved as proposed	Resolution
	Report on audit results by the independent auditor for the fiscal year 2021	Accepted as reported	Report

April 22, 2022	Approval of amendments to the Guidelines for Preventing Conflict of Interests of KEPCO Executives and Employees	Approved as proposed	Resolution
	Approval of amendments to the Guidelines to Sue or Accuse Employees for Work-related Crimes	Approved as proposed	Resolution
	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Report on the Form 20-F for the fiscal year 2021 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported	Report
	Report on audit progress by independent auditor on the Form 20-F for the fiscal year 2021 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported	Report

May 20, 2022	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Approval of amendments to the Guidelines for Disciplinary Actions	Approved as proposed	Resolution
	Approval of amendments to the Guidelines to Sue or Accuse Employees for Work-related Crimes	Approved as proposed	Resolution
	Independent auditor’s review report on the financial statements of the first quarter of the fiscal year 2022	Accepted as reported	Report

June 24, 2022	Approval of amendments to the Guidelines for Handling of Whistleblowing Report and Protection of Whistleblowers	Approved as proposed	Resolution
	Approval of amendments to the Guidelines for Immunity of Proactive Performance	Approved as proposed	Resolution
	Report on audit results for the first quarter of 2022	Accepted as reported	Report
	Auditor’s review report for the fiscal year of 2021	Accepted as reported	Report
	Independent auditor’s report on the audit plans for the fiscal year 2022	Accepted as reported	Report

July 15, 2022	Approval of amendments to Code of Conduct and Guidelines for Practice of KEPCO Executives and Employees	Approved as proposed	Resolution
	Approval of amendment to Guidelines for Internal Audit Regulations	Approved as proposed	Resolution

August 19, 2022	Approval of amendments to Internal Audit Regulations	Approved as proposed	Resolution
	Report on audit results for the second quarter of 2022	Accepted as reported	Report
	Auditor’s review report for the first half of 2022	Accepted as reported	Report

September 19, 2022	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution

*

The audit department, organized under the supervision of the Audit Committee, conducts internal audit over the entire company and takes administrative measures as appropriate in accordance with relevant internal regulations.

9. Attendance Status of the Audit Committee

Date	Agenda	Kim, Jae-Shin	Park, Hyo-Sung	Choi, Young-Ho
January 26, 2022	Approval of Audit plans for 2022

Approval of Amendments to Code of Conduct and Guidelines for Practice of KEPCO executives and staff members

Approval of plans on KEPCO Integrity Certification awards

	Approval of appointment of independent auditors of subsidiaries	Attended	Attended	Attended

Prior approval for non-audit service for subsidiaries by the independent auditor

Report on audit education plans in 2022

Report on audit progress by independent auditors for fiscal year 2021

February 24, 2022	Approval of for the consolidated and separate financial statements and business report for the fiscal year 2021

Approval of appointment of independent auditors of subsidiaries

Prior approval for non-audit service for subsidiaries by the independent auditor

	Report on internal control over financial reporting for the fiscal year 2021	Attended	Attended	Attended

Report on the evaluation on internal control over financial reporting for the fiscal year 2021

Report on audit results for 2021

March 18, 2022	Approval of investigation result on the agenda for the annual general meeting of shareholders

	Approval of auditor’s report for the annual general meeting of shareholders	Attended	Attended	Attended

Report on audit results by the independent auditor for the fiscal year 2021

April 22, 2022	Approval of amendments to the Guidelines for Preventing Conflict of Interests of KEPCO Executives and Employees

Approval of amendments to the Guidelines to Sue or Accuse Employees for Work-related Crimes

Approval of appointment of independent auditors of subsidiaries

	Report on the Form 20-F for the fiscal year 2021 to be filed with the U.S. Securities and Exchange Commission	Attended	Attended	Attended

Report on audit progress by independent auditor on the Form 20-F for the fiscal year 2021 to be filed with the U.S. Securities and Exchange Commission

May 20, 2022	Prior approval for non-audit service for subsidiaries by the independent auditor

Approval of appointment of independent auditors of subsidiaries

	Approval of amendments to the Guidelines for Disciplinary Actions	Attended	Attended	Attended

Approval of amendments to the Guidelines to Sue or Accuse Employees for Work-related Crimes

Independent auditor’s review report on the financial statements of the first quarter of the fiscal year 2022

June 24, 2022	Approval of amendments to the Guidelines for Handling of Whistleblowing Report and Protection of Whistleblowers

	Approval of amendments to the Guidelines for Immunity of Proactive Performance	Attended	Attended	Attended

Report on audit results for the first quarter of 2022

Auditor’s review report for the fiscal year of 2021

Independent auditor’s report on the audit plans for the fiscal year 2022

July 15, 2022	Approval of amendments to Code of Conduct and Guidelines for Practice of KEPCO Executives and Employees	Attended	Attended	Attended
Approval of amendment to Guidelines for Internal Audit Regulations

August 19, 2022	Approval of amendments to Internal Audit Regulations

	Report on audit results for the second quarter of 2022	Attended	Attended	Attended

Auditor’s review report for the first half of 2022

September 19, 2022	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	Attended	Attended	Attended

Approval of appointment of independent auditors of subsidiaries

Attendance Rate		100%	100%	100%

V.	Shareholder’s Meetings

1.	Summary of shareholder’s meetings for a nine-month period ended September 30, 2022

Type	Agenda	Results
Annual General Meeting held on March 28, 2022	Approval of the consolidated and separate financial statements for the fiscal year 2021	Approved as proposed
	Approval of the maximum aggregate amount of remuneration for directors in 2022	Approved as proposed

Extraordinary General Meeting held on October 31, 2022	Approval of amendments to the Articles of Incorporation of KEPCO	Approved as proposed

VI.	Shareholders

1.	List of shareholders as of September 30, 2022

		Number of shareholders	Shares owned	Percentage of total (%)
Government of the Republic of Korea		1	116,841,794	18.20
Korea Development Bank		1	211,235,264	32.90
Subtotal		2	328,077,058	51.10
National Pension Service		1	40,688,679	6.34
Public (Non-Koreans)	Common Shares	1,150	79,997,046	12.46
	American depositary shares (ADS)	1	10,675,991	1.66
Public (Koreans)		712,769	182,525,303	28.44

Total		713,923	641,964,077	100.00

•	Percentages are based on issued shares of common stock.

•	All of our shareholder have equal voting rights.

•	Citibank, N.A. is our depositary bank and each ADS represents one-half of one share of our common stock.

VII.	Directors and employees as of and for a nine-month period ended September 30, 2022 (KEPCO Only)

1.	Directors

					(In thousands of Won)
Type		Number of directors	Total remuneration	Average remuneration per person	Remarks
Standing director		6	870,555	145,092	Excluding members of the Audit Committee
Non-standing director		6	135,000	22,500
Member of Audit Committee	Standing director	1	157,909	157,909	—
	Non-standing director	2	45,000	22,500	—

Total		15	1,208,464	80,564	—

2.	Employees

					(In thousands of Won)

Type	Number of employees			Average continuous service year	Total salaries	Average salaries per person
	Regular	Non-regular	Total
Male	18,198	80	18,278	14.8	1,222,353,729	66,914
Female	5,369	50	5,419	12.9	290,393,125	54,196

Total	23,567	130	23,697	14.4	1,512,746,855	64,028

VIII.	Other Information Necessary for the Protection of Investors

1.	Pending legal proceedings as of September 30, 2022

		(In billions of Won)

Type	Number of lawsuits	Amount claimed
Lawsuits where KEPCO and its subsidiaries are engaged as the defendants	665	1,007
Lawsuits where KEPCO and its subsidiaries are engaged as the plaintiffs	225	783

2.	Sanctions as of September 30, 2022

Prosecution Date	Subject		Sanctions	Relevant laws (charges)	Proceedings
	Position	Tenure
June 30, 2021	CEO of Korea Hydro & Nuclear Power Co., Ltd. (Former)	4yrs	Prosecution without detention	The Act on the Aggravated Punishment, etc. of specific economic crimes (Occupational breach of trust), The Criminal Act	In the progress in the district court

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	/s/ Park, WooGun
	Name:	Park, WooGun
	Title:	Vice President

Date: December 13, 2022

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Interim Consolidated Financial Statements

For the nine-month periods ended September 30, 2022 and 2021

(With Independent Auditor’s Review Report Thereon)

Independent Auditor’s Review Report

(English Translation of a Report Originally Issued in Korean)

The Shareholders and Board of Directors

Korea Electric Power Corporation:

We have reviewed the accompanying interim consolidated financial statements of Korea Electric Power Corporation (the “Company”) and its subsidiaries (collectively referred to as the “Group”), which comprise the interim consolidated statement of financial position as of September 30, 2022, and the related interim consolidated statements of comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2022 and 2021, interim consolidated statements of changes in equity and interim consolidated statements of cash flows for the nine-month periods then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Interim Consolidated Financial Statements

Management is responsible for the preparation and presentation of these interim consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review. We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSAs”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other Matter

We have audited the consolidated statement of financial position of the Group as of December 31, 2021, and the related consolidated statement of comprehensive income (loss), consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended (not presented herein) in accordance with KSAs, and our report dated March 14, 2022 expressed an unqualified opinion thereon. The accompanying consolidated statement of financial position as of December 31, 2021 presented for comparative purposes, is not different, in all material respects, from the above audited consolidated statement of financial position.

November 14, 2022

This review report is effective as of November 14, 2022, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s review report date to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim consolidated financial statements and may result in modifications to this review report.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim Consolidated Statements of Financial Position

As of September 30, 2022 (Unaudited) and December 31, 2021

In millions of won	Note	September 30, 2022		December 31, 2021
Assets
Current assets
Cash and cash equivalents	5,6,7,44	~~W~~	5,873,363	2,635,238
Current financial assets, net	5,6,9,11,12,13,44,46		2,355,547	1,868,796
Trade and other receivables, net	5,8,20,24,44,45,46		8,366,043	8,122,415
Inventories, net	14		9,518,666	7,608,182
Income tax receivables			49,691	41,344
Current non-financial assets	15		1,709,149	1,758,991
Assets held-for-sale	16,41		44,768	15,879

Total current assets			27,917,227	22,050,845

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,44,46		4,592,818	2,909,810
Non-current trade and other receivables, net	5,8,20,44,45,46		2,355,242	1,906,861
Property, plant and equipment, net	2,18,24,27,48		173,881,901	173,125,649
Investment properties, net	19,27		208,805	212,784
Goodwill	16		100,090	105,647
Intangible assets other than goodwill, net	21,27,45		958,475	1,044,077
Investments in associates	4,17		6,042,416	5,232,373
Investments in joint ventures	4,17		3,449,859	2,239,011
Defined benefit assets, net	25		99,665	20,871
Deferred tax assets			8,292,214	1,901,992
Non-current non-financial assets	15		306,715	364,818

Total non-current assets			200,288,200	189,063,893

Total Assets	2,4	~~W~~	228,205,427	211,114,738

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim Consolidated Statements of Financial Position, Continued

As of September 30, 2022 (Unaudited) and December 31, 2021

In millions of won	Note	September 30, 2022		December 31, 2021
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,44,46	~~W~~	10,731,790	8,153,426
Current financial liabilities, net	5,12,23,44,46		21,119,473	14,037,125
Income tax payables			430,727	229,460
Current non-financial liabilities	20,28,29		7,134,783	6,466,333
Current provisions	26,44		2,193,346	2,845,876

Total current liabilities			41,610,119	31,732,220

Non-current liabilities
Non-current trade and other payables, net	5,22,24,44,46		6,257,084	5,996,498
Non-current financial liabilities, net	5,12,23,44,46		88,454,955	66,570,419
Non-current non-financial liabilities	28,29		10,526,823	10,216,364
Employee benefits liabilities, net	25,44		1,141,196	1,679,158
Deferred tax liabilities			7,054,892	7,100,938
Non-current provisions	26,44		22,739,002	22,501,424

Total non-current liabilities			136,173,952	114,064,801

Total Liabilities	4	~~W~~	177,784,071	145,797,021

Equity
Contributed capital	1,30,44
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	2,31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			27,782,969	33,282,817
Unappropriated retained earnings			(345,122)	10,365,123

			29,042,757	45,252,850

Other components of equity	33
Other capital surplus			1,230,265	1,231,109
Accumulated other comprehensive income (loss)			1,022,147	(57,632)
Other equity			13,294,973	13,294,973

			15,547,385	14,468,450

Equity attributable to owners of the controlling company			48,643,720	63,774,878

Non-controlling interests	16,32		1,777,636	1,542,839

Total Equity	2	~~W~~	50,421,356	65,317,717

Total Liabilities and Equity		~~W~~	228,205,427	211,114,738

The accompanying notes are an integral part of the interim consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim Consolidated Statements of Comprehensive Income (Loss)

For the three and nine-month periods ended September 30, 2022 and 2021 (Unaudited)

In millions of won, except per share information		September 30, 2022			September 30, 2021
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Sales	2,4,34,44,46
Sales of goods		~~W~~	19,176,859	50,104,404	15,987,619	43,674,447
Sales of services			177,365	460,940	111,642	304,253
Sales of construction services	20		241,233	670,692	196,977	677,416
Revenue related to transfer of assets from customers	28		177,501	529,027	165,981	490,931

			19,772,958	51,765,063	16,462,219	45,147,047

Cost of sales	2,14,25,42,46
Cost of sales of goods			(26,222,290)	(70,408,529)	(16,295,502)	(43,254,088)
Cost of sales of services			(171,600)	(465,688)	(199,841)	(364,793)
Cost of sales of construction services			(208,150)	(605,649)	(172,766)	(616,369)

			(26,602,040)	(71,479,866)	(16,668,109)	(44,235,250)

Gross profit (loss)			(6,829,082)	(19,714,803)	(205,890)	911,797

Selling and administrative expenses	25,35,42,46		(701,859)	(2,119,408)	(730,801)	(2,035,761)

Operating loss	4		(7,530,941)	(21,834,211)	(936,691)	(1,123,964)

Other income	36		96,782	265,363	72,026	261,049

Other expenses	36		(76,066)	(161,258)	(36,860)	(126,776)

Other gains (losses), net	37		(15,193)	34,938	58,949	78,426

Finance income	5,12,38		1,720,492	2,979,199	644,548	1,273,843

Finance expenses	5,12,39		(2,662,680)	(5,250,698)	(1,178,328)	(2,669,511)

Profit (loss) related to associates, joint ventures and subsidiaries	4,16,17
Gain on valuation of investments in associates and joint ventures			315,770	1,028,487	135,277	446,664
Gain on disposal of investments in associates and joint ventures			4,830	9,761	833	875
Loss on valuation of investments in associates and joint ventures			24,941	(79,026)	(92,047)	(126,613)
Loss on disposal of investments in associates and joint ventures			(1,294)	(1,676)	—	(161)
Loss on disposal of investments in subsidiaries			—	(31,532)	(1)	(1,194)

			344,247	926,014	44,062	319,571

Loss before income tax			(8,123,359)	(23,040,653)	(1,332,294)	(1,987,362)

Income tax benefit (expense)	40		2,239,146	6,394,696	306,409	411,908

Loss for the period		~~W~~	(5,884,213)	(16,645,957)	(1,025,885)	(1,575,454)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim Consolidated Statements of Comprehensive Income (Loss), Continued

For the three and nine-month periods ended September 30, 2022 and 2021 (Unaudited)

In millions of won, except per share information		September 30, 2022			September 30, 2021
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Other comprehensive income (loss), net of tax	5,12,25,31,33
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability	25,31	~~W~~	169,621	518,215	33,954	101,705
Share in other comprehensive income (loss) of associates and joint ventures	31		(4,015)	(1,647)	(2,097)	(3,273)
Net change in fair value of equity investments at fair value through other comprehensive income (loss)	33		52,680	32,237	24,155	59,222
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting	5,12,33		(36,095)	(43,541)	(52,647)	(15,789)
Foreign currency translation of foreign operations	33		149,339	242,816	24,132	52,116
Share in other comprehensive income (loss) of associates and joint ventures	33		457,379	920,833	112,821	297,373

Other comprehensive income for the period			788,909	1,668,913	140,318	491,354

Total comprehensive loss for the period		~~W~~	(5,095,304)	(14,977,044)	(885,567)	(1,084,100)

Profit (loss) attributable to:
Owners of the controlling company	43	~~W~~	(5,905,386)	(16,695,435)	(1,045,241)	(1,649,493)
Non-controlling interests			21,173	49,478	19,356	74,039

		~~W~~	(5,884,213)	(16,645,957)	(1,025,885)	(1,575,454)

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	(5,176,519)	(15,131,160)	(924,473)	(1,194,193)
Non-controlling interests			81,215	154,116	38,906	110,093

		~~W~~	(5,095,304)	(14,977,044)	(885,567)	(1,084,100)

Loss per share (in won)	43
Basic and diluted loss per share		~~W~~	(9,199)	(26,007)	(1,628)	(2,569)

The accompanying notes are an integral part of the interim consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim Consolidated Statements of Changes in Equity

For the nine-month periods ended September 30, 2022 and 2021 (Unaudited)

In millions of won	Equity attributable to owners of the controlling company
	Contributed capital		Retained earnings	Other components of equity	Subtotal	Non- controlling interests	Total equity
Balance as of January 1, 2021	~~W~~	4,053,578	51,133,601	14,109,501	69,296,680	1,370,166	70,666,846
Total comprehensive income (loss) for the period
Profit (Loss) for the period		—	(1,649,493)	—	(1,649,493)	74,039	(1,575,454)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	94,520	—	94,520	7,185	101,705
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	(3,273)	—	(3,273)	—	(3,273)
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	59,219	59,219	3	59,222
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(18,165)	(18,165)	2,376	(15,789)
Foreign currency translation of foreign operations, net of tax		—	—	25,626	25,626	26,490	52,116
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	297,373	297,373	—	297,373
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(780,628)	—	(780,628)	(30,620)	(811,248)
Issuance of shares of capital by subsidiaries and others		—	—	(334)	(334)	2,848	2,514
Transactions between consolidated entities		—	—	7,452	7,452	(1,234)	6,218
Changes in consolidation scope		—	—	44	44	50,926	50,970
Dividends paid (hybrid bond)		—	—	—	—	(10,039)	(10,039)
Others		—	4,454	(4,454)	—	—	—

Balance as of September 30, 2021	~~W~~	4,053,578	48,799,181	14,476,262	67,329,021	1,492,140	68,821,161

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim Consolidated Statements of Changes in Equity, Continued

For the nine-month periods ended September 30, 2022 and 2021 (Unaudited)

In millions of won	Equity attributable to owners of the controlling company
	Contributed capital		Retained earnings	Other components of equity	Subtotal	Non- controlling interests	Total equity
Balance as of January 1, 2022	~~W~~	4,053,578	45,252,850	14,468,450	63,774,878	1,542,839	65,317,717
Total comprehensive income (loss) for the period
Profit (Loss) for the period		—	(16,695,435)	—	(16,695,435)	49,478	(16,645,957)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	486,143	—	486,143	32,072	518,215
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	(1,647)	—	(1,647)	—	(1,647)
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	32,238	32,238	(1)	32,237
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(48,282)	(48,282)	4,741	(43,541)
Foreign currency translation of foreign operations, net of tax		—	—	174,990	174,990	67,826	242,816
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	920,833	920,833	—	920,833
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(33,882)	(33,882)
Issuance of shares of capital by subsidiaries and others		—	846	256	1,102	104,054	105,156
Transactions between consolidated entities		—	—	(515)	(515)	(2,413)	(2,928)
Changes in consolidation scope		—	—	(585)	(585)	22,961	22,376
Dividends paid (hybrid bond)		—	—	—	—	(10,039)	(10,039)

Balance as of September 30, 2022	~~W~~	4,053,578	29,042,757	15,547,385	48,643,720	1,777,636	50,421,356

The accompanying notes are an integral part of the interim consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim Consolidated Statements of Cash Flows

For the nine-month periods ended September 30, 2022 and 2021 (Unaudited)

In millions of won	September 30, 2022		September 30, 2021
Cash flows from operating activities
Loss for the period	~~W~~	(16,645,957)	(1,575,454)

Adjustments to reconcile profit (loss) for the period to net cash provided by operating activities:
Income tax benefit		(6,394,696)	(411,908)
Depreciation		9,290,943	8,825,171
Amortization		117,107	125,319
Employee benefits expense		356,140	372,063
Bad debt expense		3,103	26,244
Interest expense		1,925,955	1,410,523
Loss on disposal of financial assets		1,018	652
Loss on disposal of property, plant and equipment		68,574	43,850
Loss on abandonment of property, plant and equipment		124,941	139,180
Impairment loss on property, plant and equipment		(4,659)	3,317
Impairment loss on intangible assets		14	—
Loss on disposal of intangible assets		48	38
Increase in provisions		1,010,626	1,416,567
Loss on foreign currency translation, net		2,665,455	999,307
Gain on valuation of financial assets at fair value through profit or loss		(5,808)	(2,817)
Loss on valuation of financial assets at fair value through profit or loss		27,389	6,889
Valuation and transaction gain on derivative instruments, net		(2,368,029)	(901,127)
Gain on valuation of investments in associates and joint ventures, net		(949,461)	(320,051)
Gain on disposal of financial assets		(9,104)	(5,456)
Gain on disposal of property, plant and equipment		(132,845)	(45,081)
Gain on disposal of intangible assets		(41)	—
Gain on disposal of associates and joint ventures		(9,761)	(875)
Loss on disposal of associates and joint ventures		1,676	161
Loss on disposal of subsidiaries		31,532	1,194
Interest income		(228,421)	(162,126)
Dividends income		(18,138)	(9,172)
Others, net		201,250	(81,913)

		5,704,808	11,429,949

Changes in working capital:
Trade receivables		(21,890)	925,869
Non-trade receivables		57,647	222,816
Accrued income		35,609	323,394
Other receivables		67,064	13,856
Other current assets		(421,607)	(262,187)
Inventories		(2,628,383)	(1,258,753)
Other non-current assets		50,144	(18,698)
Trade payables		2,171,177	538,317
Non-trade payables		(111,039)	(368,573)
Accrued expenses		(31,698)	(317,674)
Other current liabilities		709,021	536,087
Other non-current liabilities		370,499	306,719
Investments in associates and joint ventures (dividends received)		382,890	178,230
Provisions		(1,175,676)	(1,694,682)
Payments of employee benefit obligations		(156,264)	(121,188)
Plan assets		(35,877)	(12,782)

	~~W~~	(738,383)	(1,009,249)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim Consolidated Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2022 and 2021 (Unaudited)

In millions of won	September 30, 2022		September 30, 2021
Cash generated from operating activities	~~W~~	(11,679,532)	8,845,246
Dividends received		18,138	9,172
Interest paid		(1,744,315)	(1,471,668)
Interest received		139,562	135,609
Income taxes paid		(393,037)	(757,137)

Net cash provided by (used in) operating activities		(13,659,184)	6,761,222

Cash flows from investing activities
Proceeds from disposals of investments in associates and joint ventures		41,875	4,138
Acquisition of investments in associates and joint ventures		(328,386)	(310,945)
Proceeds from disposals of property, plant and equipment		355,968	182,740
Acquisition of property, plant and equipment		(8,853,462)	(9,333,282)
Proceeds from disposals of intangible assets		115	10
Acquisition of intangible assets		(55,711)	(50,956)
Proceeds from disposals of financial assets		13,843,713	5,346,373
Acquisition of financial assets		(14,044,373)	(5,857,552)
Increase in loans		(336,653)	(151,553)
Collection of loans		62,439	180,791
Increase in deposits		(164,784)	(150,038)
Decrease in deposits		89,717	110,736
Proceeds from disposals of assets held-for-sale		9,665	1,137
Receipt of government grants		34,110	25,377
Net cash outflow from changes in consolidation scope		3,203	(66,359)
Other cash outflow from investing activities, net		(156,483)	(369,792)

Net cash used in investing activities		(9,499,047)	(10,439,175)

Cash flows from financing activities
Proceeds from short-term borrowings, net		3,928,031	709,725
Proceeds from long-term borrowings and debt securities		30,592,865	11,195,049
Repayment of long-term borrowings and debt securities		(8,372,768)	(7,112,603)
Payment of lease liabilities		(442,645)	(445,248)
Settlement of derivative instruments, net		489,503	88,101
Change in non-controlling interests		99,516	53,543
Dividends paid (hybrid bond)		(10,039)	(10,039)
Dividends paid		(33,882)	(811,264)
Other cash outflow from financing activities, net		(13,449)	(7,003)

Net cash provided by financing activities		26,237,132	3,660,261

Net increase(decrease) in cash and cash equivalents before effect of exchange rate fluctuations		3,078,901	(17,692)

Effect of exchange rate fluctuations on cash held		159,224	74,613

Net increase in cash and cash equivalents		3,238,125	56,921

Cash and cash equivalents at January 1		2,635,238	2,029,584

Cash and cash equivalents at September 30	~~W~~	5,873,363	2,086,505

The accompanying notes are an integral part of the interim consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”) was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was first listed on the Korea Stock Exchange on August 10, 1989 and subsequently on the New York Stock Exchange on October 27, 1994 through its depository receipts. KEPCO’s headquarter is located in Naju, Jeollanam-do.

As of September 30, 2022, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
The Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 91,593,568 shares (14.27%) as of September 5, 2022, the most recent closing date of shareholder list.

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

(1)	Statement of compliance

These consolidated financial statements have been prepared in accordance with KIFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea. The accompanying interim condensed consolidated financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditors’ review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	financial assets at fair value through profit or loss

•	financial assets at fair value through other comprehensive income or loss

•	derivative financial instruments are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (presented as “won” or “KRW”), which is also the functional currency of KEPCO and most of the significant operating subsidiaries.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The followings are the key assumptions and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, and estimations on provision for decommissioning costs

The Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Group is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate, discount rate, and expected timing of decommissioning.

(ii)	Deferred tax

The Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Group determines the estimated future taxable income is not sufficient to realize the deferred tax assets recognized.

(iii)	Valuations of financial instruments at fair values

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established control framework with respect to the measurement of fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined employee benefit liabilities

The Group offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to Note 25).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue

Electricity delivered but neither metered nor billed is estimated at the reporting date based on the volume of electricity delivered which can vary significantly as a result of customer usage patterns, customer mix, meter reading schedules, weather, and etc. Unbilled revenue recognized as of September 30, 2022 and 2021 are ~~W~~1,543,724 million and ~~W~~1,282,807 million, respectively.

(vi)	Construction contracts

The Group recognizes revenue over time using the cost-based input method which represents a faithful depiction of the Group’s progress towards complete satisfaction of providing the power plant construction, which has been identified as a single performance obligation. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Group’s efforts or inputs expected to be incurred. Costs incurred towards contract completion include costs associated with direct materials, labor, and other indirect costs related to contract performance. Judgment is required in estimating the costs expected to incur in completing the construction projects which involves estimating future materials, labor, contingencies and other related costs. Revenue is estimated based on the contractual amount; however, it can also be affected by uncertainties resulting from unexpected future events.

(5)	Changes in accounting policies

(i)	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to KIFRS 1016

The amendment prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. The Group applied the amendment retrospectively to items of property, plant and equipment that are capable of operating on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments, and the impacts on the Group’s consolidated financial statements on the date of initial application (January 1, 2022) are as follows:

①	The impacts on the Group’s consolidated statement of financial position as of December 31, 2021 are as follows:

In millions of won	Original carrying amount		Adjustment	New carrying amount
Current assets	~~W~~	22,050,845	—	22,050,845
Non-current assets		189,058,025	5,868	189,063,893

Total Assets		211,108,870	5,868	211,114,738

Current liabilities		31,732,220	—	31,732,220
Non-current liabilities		114,064,801	—	114,064,801

Total Liabilities		145,797,021	—	145,797,021

Contributed capital		4,053,578	—	4,053,578
Retained earnings		45,246,982	5,868	45,252,850
Other components of equity		14,468,450	—	14,468,450
Non-controlling interests		1,542,839	—	1,542,839

Total Equity		65,311,849	5,868	65,317,717

Total Liabilities and Equity	~~W~~	211,108,870	5,868	211,114,738

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

②	The impacts on the Group’s interim consolidated statement of comprehensive income(loss) for the nine-month period ended September 30, 2021 are as follows:

In millions of won except per share information	Original carrying amount		Adjustment	New carrying amount
Sales	~~W~~	45,056,434	90,613	45,147,047
Cost of sales		(44,150,505)	(84,745)	(44,235,250)

Gross profit		905,929	5,868	911,797

Selling and administrative expenses		(2,035,761)	—	(2,035,761)

Operating loss		(1,129,832)	5,868	(1,123,964)

Other non-operating income		261,049	—	261,049
Other non-operating expense		(126,776)	—	(126,776)
Other gains, net		78,426	—	78,426
Finance income		1,273,843	—	1,273,843
Finance expenses		(2,669,511)	—	(2,669,511)
Profit related to associates, joint ventures and subsidiaries		319,571	—	319,571

Loss before income tax		(1,993,230)	5,868	(1,987,362)

Income tax benefit		411,908	—	411,908

Net Loss for the period		(1,581,322)	5,868	(1,575,454)

Other comprehensive income (loss)		491,354	—	491,354

Total comprehensive income (loss) for the period		(1,089,968)	5,868	(1,084,100)

Loss per share (in won)	~~W~~	(2,579)	10	(2,569)

③	The impacts on the Group’s interim consolidated statement of cash flows for the nine-month period ended September 30, 2021 are as follows:

In millions of won	Original carrying amount		Adjustment	New carrying amount
Cash flows from operating activities	~~W~~	6,751,076	10,146	6,761,222
Cash flows from investing activities		(10,429,029)	(10,146)	(10,439,175)
Cash flows from financing activities		3,660,261	—	3,660,261

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

(ii)

Other changes in accounting standards effective from January 1, 2022 are as follows. The Group believes that these amendments have no significant impact on the Group’s interim consolidated financial statements. The Group has not applied the new and revised standards in issue but not yet effective for the periods starting from January 1, 2022, even though the early adoption of these standards is possible.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to KIFRS 1037

Onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The amendment specifies that the costs of fulfilling a contract comprise incremental costs, such as the costs of materials or labor, and an allocation of other costs directly related to the contract, such as an allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract, when assessing whether a contract is an onerous contract. The Group will apply the amendment to the contracts for which all obligations have not been fulfilled at the date of initial application.

Reference to the Conceptual Framework – Amendments to KIFRS 1103

The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.

An exception has been added to the recognition principle in KIFRS 1103 to avoid ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of KIFRS 1037 or KIFRS 2121 Levies. It requires an entity to apply criteria in KIFRS 1037 and KIFRS 2121 respectively to determine whether a present obligation exists at the acquisition date. The amendment added a new paragraph to KIFRS 1103 to clarify that the contingent assets should not be recognized at the date of acquisition.

KIFRS 1101 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter

The amendment permits a subsidiary that elects to apply paragraph D16(a) of KIFRS 1101 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to KIFRS. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of KIFRS 1101.

KIFRS 1109 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities

The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. There is no restricted and similar amendment to KIFRS 1039.

KIFRS 1041 Agriculture – Taxation in fair value measurements

The amendments remove the requirement in paragraph 22 of KIFRS 1041 that entities exclude cash flows for taxation when measuring the fair value of assets within the scope of KIFRS 1041.

3.	Significant Accounting Policies

The accounting policies applied by the Group in these interim consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2021, except for the changes described in Note 2.(5).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Group’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by chief operating decision makers of the Group including but not limited to the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business Unit that manages the Group’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under KIFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arm’s-length basis at market prices that would be applicable to an independent third party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the three and nine-month periods ended September 30, 2022 and 2021, respectively, are as follows:

In millions of won
September 30, 2022
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Operating Profit (loss)		Depreciation and amortization		Interest income		Interest expense		Profit (loss) related associates, joint ventures and subsidiaries
	Three- month period ended		nine- month period ended	Three- month period ended	nine- month period ended	Three- month period ended	nine- month period ended	Three- month period ended	nine- month period ended	Three- month period ended	nine- month period ended	Three- month period ended	nine- month period ended	Three- month period ended	nine- month period ended	Three- month period ended	nine- month period ended
Transmission and distribution	~~W~~	19,247,360	50,118,847	492,966	1,312,771	18,754,394	48,806,076	(8,942,513)	(23,947,575)	1,032,300	3,089,222	20,579	44,614	374,938	894,874	184,099	583,570
Electric power generation (Nuclear)		2,854,428	7,884,651	2,819,843	7,780,138	34,585	104,513	576,108	1,163,698	1,031,671	3,048,937	12,432	26,891	139,069	417,083	(1,662)	6,334
Electric power generation (Non-nuclear)		12,003,164	29,850,362	11,365,891	28,005,911	637,273	1,844,451	838,382	803,741	1,057,054	3,131,389	13,666	35,284	184,063	513,472	161,101	334,732
Plant maintenance & engineering service		753,326	2,095,566	644,722	1,781,931	108,604	313,635	66,588	147,994	31,094	92,526	2,957	9,116	296	979	709	1,378
Others		696,832	1,895,167	458,730	1,198,779	238,102	696,388	95,836	236,933	43,723	135,105	50,665	137,628	41,613	135,809	—	—
Consolidation adjustments		(15,782,152)	(40,079,530)	(15,782,152)	(40,079,530)	—	—	(165,342)	(239,002)	(33,269)	(89,129)	(10,149)	(25,112)	(17,679)	(36,262)	—	—

	~~W~~	19,772,958	51,765,063	—	—	19,772,958	51,765,063	(7,530,941)	(21,834,211)	3,162,573	9,408,050	90,150	228,421	722,300	1,925,955	344,247	926,014

In millions of won
September 30, 2021
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Operating Profit (loss)		Depreciation and amortization		Interest income		Interest expense		Profit (loss) related associates, joint ventures and subsidiaries
	Three- month period ended		nine- month period ended	Three- month period ended	nine- month period ended	Three- month period ended	nine- month period ended	Three- month period ended	nine- month period ended	Three- month period ended	nine- month period ended	Three- month period ended	nine- month period ended	Three- month period ended	nine- month period ended	Three- month period ended	nine- month period ended
Transmission and distribution	~~W~~	16,116,215	44,376,644	390,536	1,198,276	15,725,679	43,178,368	(1,239,374)	(3,244,427)	993,314	2,958,418	9,146	26,368	170,806	490,562	9,769	250,162
Electric power generation (Nuclear)		1,850,415	7,301,141	1,817,148	7,215,096	33,267	86,045	(255,867)	1,101,402	894,964	2,715,856	5,479	16,941	118,839	356,518	(757)	(11,273)
Electric power generation (Non-nuclear)		7,572,426	18,399,798	7,150,226	17,324,902	422,200	1,074,896	488,466	676,070	1,087,777	3,160,934	4,914	14,532	163,125	462,850	34,678	79,429
Plant maintenance & engineering service		602,659	1,848,283	494,521	1,562,767	108,138	285,516	44,990	167,873	30,318	91,217	2,066	6,450	191	619	372	1,253
Others		513,211	1,436,664	340,276	914,442	172,935	522,222	47,096	153,706	38,016	114,142	40,411	118,265	45,829	121,915	—	—
Consolidation adjustments		(10,192,707)	(28,215,483)	(10,192,707)	(28,215,483)	—	—	(22,002)	21,412	(25,706)	(90,077)	(7,022)	(20,430)	(7,652)	(21,941)	—	—

	~~W~~	16,462,219	45,147,047	—	—	16,462,219	45,147,047	(936,691)	(1,123,964)	3,018,683	8,950,490	54,994	162,126	491,138	1,410,523	44,062	319,571

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won
September 30, 2022
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	125,802,570	5,982,409	4,144,824	95,910,161
Electric power generation (Nuclear)		65,946,606	149,954	1,593,479	39,215,400
Electric power generation (Non-nuclear)		62,247,191	3,305,812	2,423,903	38,683,424
Plant maintenance & engineering service		3,805,376	54,100	126,349	1,103,525
Others		13,699,358	—	809,287	6,157,932
Consolidation adjustments		(43,295,674)	—	(66,739)	(3,286,371)

	~~W~~	228,205,427	9,492,275	9,031,103	177,784,071

In millions of won

December 31, 2021
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	115,578,517	4,700,863	6,754,298	68,531,927
Electric power generation (Nuclear)		64,628,651	141,885	1,959,479	38,361,337
Electric power generation (Non-nuclear)		57,310,164	2,575,019	3,337,681	35,803,289
Plant maintenance & engineering service		3,672,366	53,617	110,330	1,086,926
Others		10,861,823	—	637,715	4,961,880
Consolidation adjustments		(40,936,783)	—	(12,001)	(2,948,338)

	~~W~~	211,114,738	7,471,384	12,787,502	145,797,021

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

4.	Segment, Geographic and Other Information, Continued

(4)	Geographic information

Electricity sales, the main operations of the Group, are conducted in the Republic of Korea. The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

In millions of won	Revenue from external customers					Non-current assets (*2)
	September 30, 2022			September 30, 2021		September 30, 2022	December 31, 2021
Geographical unit	Three- month period ended		Nine- month period ended	Three-month period ended	Nine- month period ended
Domestic	~~W~~	19,317,163	50,533,212	16,142,768	44,094,597	180,016,862	178,751,575
Overseas (*1)		455,795	1,231,851	319,451	1,052,450	4,931,399	3,572,784

	~~W~~	19,772,958	51,765,063	16,462,219	45,147,047	184,948,261	182,324,359

(*1)

Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	The amounts exclude financial assets, deferred tax assets and defined benefit assets.

(5)	Information on significant customers

There is no single customer which accounts for 10% or more of the Group’s revenue for the nine-month periods ended September 30, 2022 and 2021.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	5,873,363	—	5,873,363
Current financial assets
Current financial assets at fair value through profit or loss		1,094,146	—	—	—	1,094,146
Current financial assets at amortized costs		—	—	21,940	—	21,940
Current derivative assets		229,808	—	—	267,536	497,344
Other financial assets		—	—	742,117	—	742,117
Trade and other receivables		—	—	8,366,043	—	8,366,043

		1,323,954	—	15,003,463	267,536	16,594,953

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		571,524	—	—	—	571,524
Non-current financial assets at fair value through other comprehensive income		—	512,762	—	—	512,762
Non-current financial assets at amortized costs		—	—	10,110	—	10,110
Non-current derivative assets		1,273,696	—	—	670,189	1,943,885
Other financial assets		—	—	1,554,537	—	1,554,537
Trade and other receivables		—	—	2,355,242	—	2,355,242

		1,845,220	512,762	3,919,889	670,189	6,948,060

	~~W~~	3,169,174	512,762	18,923,352	937,725	23,543,013

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of September 30, 2022 and December 31, 2021 are as follows, continued:

In millions of won	December 31, 2021
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	2,635,238	—	2,635,238
Current financial assets
Current financial assets at fair value through profit or loss		360,833	—	—	—	360,833
Current financial assets at amortized costs		—	—	15,422	—	15,422
Current derivative assets		93,374	—	—	33,564	126,938
Other financial assets		—	—	1,365,603	—	1,365,603
Trade and other receivables		—	—	8,122,415	—	8,122,415

		454,207	—	12,138,678	33,564	12,626,449

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		672,031	—	—	—	672,031
Non-current financial assets at fair value through other comprehensive income		—	435,107	—	—	435,107
Non-current financial assets at amortized costs		—	—	9,851	—	9,851
Non-current derivative assets		349,653	—	—	171,192	520,845
Other financial assets		—	—	1,271,976	—	1,271,976
Trade and other receivables		—	—	1,906,861	—	1,906,861

		1,021,684	435,107	3,188,688	171,192	4,816,671

	~~W~~	1,475,891	435,107	15,327,366	204,756	17,443,120

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	10,447,745	—	10,447,745
Debt securities		—	10,666,316	—	10,666,316
Derivative liabilities		5,412	—	—	5,412
Trade and other payables		—	10,731,790	—	10,731,790

		5,412	31,845,851	—	31,851,263

Non-current liabilities
Borrowings		—	2,880,278	—	2,880,278
Debt securities		—	85,502,396	—	85,502,396
Derivative liabilities		55,485	—	16,796	72,281
Trade and other payables		—	6,257,084	—	6,257,084

		55,485	94,639,758	16,796	94,712,039

	~~W~~	60,897	126,485,609	16,796	126,563,302

In millions of won	December 31, 2021
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	4,382,218	—	4,382,218
Debt securities		—	9,647,616	—	9,647,616
Derivative liabilities		6,838	—	453	7,291
Trade and other payables		—	8,153,426	—	8,153,426

		6,838	22,183,260	453	22,190,551

Non-current liabilities
Borrowings		—	2,265,624	—	2,265,624
Debt securities		—	64,234,055	—	64,234,055
Derivative liabilities		49,418	—	21,322	70,740
Trade and other payables		—	5,996,498	—	5,996,498

		49,418	72,496,177	21,322	72,566,917

	~~W~~	56,256	94,679,437	21,775	94,757,468

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income (loss) from financial instruments for the three and nine-month periods ended September 30, 2022 and 2021 are as follows:

In millions of won		September 30, 2022			September 30, 2021
		Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Cash and cash equivalents	Interest income	~~W~~	10,165	24,598	2,065	4,463
	Gain (loss) on foreign currency transactions and translations		43,515	89,342	26,626	37,475
Financial assets at fair value through profit or loss	Interest income		16,558	36,181	4,506	13,270
	Dividends income		2,822	3,880	280	1,645
	Gain (loss) on valuation of financial assets		(10,077)	(21,581)	(1,376)	(4,072)
	Gain (loss) on disposal of financial assets		7,886	8,086	345	2,353
	Gain (loss) on foreign currency transactions and translations		—	—	(1,600)	—
Financial assets at fair value through other comprehensive income	Dividends income		38	14,258	2,749	7,527
Financial assets at amortized cost	Interest income		747	1,392	33	396
	Gain (loss) on foreign currency transactions and translations		9,205	12,430	2,573	3,311
Loans	Interest income		15,305	26,316	4,706	13,379
	Gain (loss) on foreign currency transactions and translations		882	1,555	414	724
Trade and other receivables	Interest income		37,192	117,192	36,861	111,048
	Gain (loss) on disposal of financial assets		—	—	2,452	2,451
	Gain (loss) on foreign currency transactions and translations		(61,990)	(2,700)	(1,931)	9,570
Short-term financial instruments	Interest income		4,726	10,577	2,024	8,025
	Gain (loss) on foreign currency transactions and translations		—	3,513	19,543	32,823
Long-term financial instruments	Interest income		5,369	11,963	4,765	11,423
	Gain (loss) on foreign currency transactions and translations		2	4	16	28
Other financial assets	Interest income		88	202	35	122
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		560,849	1,431,109	357,848	969,614
	Loss on repayment of financial liabilities		—	(15)	—	(10)
	Interest expense of trade and other payables		21,371	119,746	49,733	144,631
	Interest expense of others		140,080	375,100	83,557	296,278
	Other finance income		578	897	57	1,048
	Other finance expenses		92	1,406	647	1,860
	Gain (loss) on foreign currency transactions and translations		(1,861,582)	(3,196,170)	(656,050)	(1,140,974)
Derivative assets (trading)	Gain (loss) on valuation of derivatives		722,537	1,170,378	253,594	466,486
	Gain (loss) on transaction of derivatives		160,008	196,632	26,324	33,796
Derivatives (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		525,102	884,996	212,445	362,698
	Gain (loss) on valuation of derivatives (equity, before tax)		(68,139)	(94,765)	(97,858)	(36,186)
	Gain (loss) on transaction of derivatives		48,203	116,023	17,592	38,146

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

6.	Restricted Deposits

Restricted deposits as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won		September 30, 2022		December 31, 2021

Cash and cash equivalents	Escrow accounts	~~W~~	19	—
	Deposits for government project and others		33,607	22,286
	Collateral provided for borrowings		251,057	264,813
	Collateral provided for lawsuit		57	42
	Deposits for transmission regional support program		12,373	5,921
	Deposits for other business purposes		4,418	3,050
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises and others		114,000	114,000
	Collateral provided for borrowings		—	11,745
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		422,549	531,720
Long-term financial instruments	Escrow accounts		—	70
	Guarantee deposits for banking accounts at oversea branches		21	333
	Collateral provided for borrowings		11,745	—
	Decommissioning costs of nuclear power plants		454,609	324,609
	Funds for developing small and medium enterprises		—	10,000
Other non-current assets	Deposits for other business purposes		3,000	—

		~~W~~	1,307,455	1,288,589

7.	Cash and Cash Equivalents

Cash and cash equivalents as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022		December 31, 2021

Cash	~~W~~	33,391	19,623
Other demand deposits		2,016,411	1,825,751
Short-term deposits classified as cash equivalents		1,230,918	407,921
Short-term investments classified as cash equivalents		2,592,643	381,943

	~~W~~	5,873,363	2,635,238

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

8.	Trade and Other Receivables

(1)	Trade and other receivables as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,787,555	(199,618)	—	7,587,937
Other receivables		802,444	(22,829)	(1,509)	778,106

		8,589,999	(222,447)	(1,509)	8,366,043

Non-current assets
Trade receivables		233,628	(1,784)	—	231,844
Other receivables		2,195,635	(62,595)	(9,642)	2,123,398

		2,429,263	(64,379)	(9,642)	2,355,242

	~~W~~	11,019,262	(286,826)	(11,151)	10,721,285

In millions of won	December 31, 2021
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,743,735	(203,838)	—	7,539,897
Other receivables		602,113	(18,555)	(1,040)	582,518

		8,345,848	(222,393)	(1,040)	8,122,415

Non-current assets
Trade receivables		185,512	(1,501)	—	184,011
Other receivables		1,792,895	(64,155)	(5,890)	1,722,850

		1,978,407	(65,656)	(5,890)	1,906,861

	~~W~~	10,324,255	(288,049)	(6,930)	10,029,276

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	329,603	(21,274)	(9)	308,320
Accrued income		41,002	—	—	41,002
Deposits		269,560	—	(1,500)	268,060
Finance lease receivables (*1)		74,928	(262)	—	74,666
Others		87,351	(1,293)	—	86,058

		802,444	(22,829)	(1,509)	778,106

Non-current assets
Non-trade receivables		129,085	(46,827)	(281)	81,977
Accrued income		2,280	—	—	2,280
Deposits		463,103	—	(9,361)	453,742
Finance lease receivables (*2)		1,316,146	(688)	—	1,315,458
Others		285,021	(15,080)	—	269,941

		2,195,635	(62,595)	(9,642)	2,123,398

	~~W~~	2,998,079	(85,424)	(11,151)	2,901,504

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~130,065 million.
(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~1,215,781 million.

In millions of won	December 31, 2021
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	232,172	(17,084)	(9)	215,079
Accrued income		57,300	—	—	57,300
Deposits		212,666	—	(1,031)	211,635
Finance lease receivables (*1)		60,613	(178)	—	60,435
Others		39,362	(1,293)	—	38,069

		602,113	(18,555)	(1,040)	582,518

Non-current assets
Non-trade receivables		123,537	(56,407)	(281)	66,849
Accrued income		1,828	—	—	1,828
Deposits		441,393	—	(5,609)	435,784
Finance lease receivables (*2)		1,140,080	(590)	—	1,139,490
Others		86,057	(7,158)	—	78,899

		1,792,895	(64,155)	(5,890)	1,722,850

	~~W~~	2,395,008	(82,710)	(6,930)	2,305,368

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~111,915 million.
(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~1,082,712 million.

(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest rate method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. However once trade receivables are overdue, the Group imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Group holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with delinquent payments.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

8.	Trade and Other Receivables, Continued

(4)	Aging analysis of trade receivables as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022		December 31, 2021

Trade receivables: (not overdue)	~~W~~	7,660,534	7,603,472

Trade receivables: (impairment reviewed)		360,649	325,775

Less than 60 days		6,302	11,577
60 ~ 90 days		33,488	27,201
90 ~ 120 days		29,550	28,230
120 days ~ 1 year		86,417	51,945
Over 1 year		204,892	206,822

		8,021,183	7,929,247
Less: allowance for doubtful accounts		(201,402)	(205,339)

	~~W~~	7,819,781	7,723,908

At the end of each reporting period, the Group assesses whether the credit to trade receivables is impaired. The Group recognizes loss allowances for trade receivables individually when there is any objective evidence that other receivables are impaired and significant and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

(5)	Changes in the allowance for doubtful accounts for the nine-month periods ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	September 30, 2022			December 31, 2021
	Trade receivables		Other receivables	Trade receivables	Other receivables

Beginning balance	~~W~~	205,339	82,710	208,990	132,379
Bad debts expense		9,557	19	19,039	18,411
Write-off		(11,464)	(848)	(21,809)	(58,762)
Reversal		(1,918)	(4,555)	(1,071)	(79)
Others		(112)	8,098	190	(9,239)

Ending balance	~~W~~	201,402	85,424	205,339	82,710

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

9.	Financial Assets at Fair Value through Profit or Loss

Financial assets at fair value through profit or loss as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022			December 31, 2021
	Current		Non-current	Current	Non-current
Financial assets at fair value through profit or loss
Beneficiary Certificate	~~W~~	70,550	127,554	629	206,160
Cooperative		—	6,325	—	5,797
Others (*)		1,023,596	175,582	360,204	202,003

		1,094,146	309,461	360,833	413,960

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives		—	262,063	—	258,071

	~~W~~	1,094,146	571,524	360,833	672,031

(*)	‘Others’ include MMT, etc.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income for nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	September 30, 2022
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance

Equity securities
Listed	~~W~~	273,826	—	—	59,676	11,557	345,059
Unlisted		160,790	8,201	—	(253)	(1,526)	167,212

		434,616	8,201	—	59,423	10,031	512,271

Debt securities
Corporate bond		491	—	—	—	—	491

		435,107	8,201	—	59,423	10,031	512,762

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		435,107	8,201	—	59,423	10,031	512,762

In millions of won	December 31, 2021
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance

Equity securities

Listed	~~W~~	194,669	1,500	(8,208)	81,112	4,753	273,826
Unlisted		163,890	8,929	(13)	(12,335)	319	160,790

		358,559	10,429	(8,221)	68,777	5,072	434,616

Debt securities
Corporate bond		—	500	—	—	(9)	491

		358,559	10,929	(8,221)	68,777	5,063	435,107

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		358,559	10,929	(8,221)	68,777	5,063	435,107

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	66,338	66,338
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	107	107
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	29	29
PAN Ocean Co., Ltd.	1,492	0.00%		14	7	7
STX Heavy Industries Co., Ltd.	7,419	0.03%		107	28	28
Codes Combine Co., Ltd.	291	0.00%		1	—	—
PT Adaro Energy Tbk	480,000,000	1.50%		65,028	178,675	178,675
Denison Mines Corp.	58,284,000	9.76%		84,134	98,419	98,419
Fission Uranium Corp.	100,000	0.02%		41	69	69
SangSangin Industry Co., Ltd.	5,831	0.01%		38	4	4
Vitzrosys Co., Ltd.	399	0.00%		2	1	1
EMnI Co., Ltd.	628	0.00%		25	2	2
Vissem electronics, Co., Ltd.	229	0.00%		11	1	1
KC Industry Co., Ltd.	139	0.00%		6	—	—
Ihsung CNI Co., Ltd.	142,860	4.81%		1,500	1,313	1,313
Aone Alform Co., Ltd.	2,672	0.08%		19	66	66

				324,790	345,059	345,059

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	6.00%		5,000	954	954
Smart Power Co., Ltd.	133,333	4.14%		200	200	200
Set Holding (*2)	1,100,220	2.50%		229,255	131,037	131,037
SGC Greenpower	580,000	5.00%		2,900	2,900	2,900
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	4.30%		1,500	2,617	2,617
H Robotics Co., Ltd.	903,601	8.05%		4,000	5,638	5,638
Good Tcells Co., Ltd.	11,364	0.34%		500	456	456
IPSbio Co., Ltd.	1,975	3.13%		1,000	1,000	1,000
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Orano Expansion	5,742,405	4.72%		—	—	—
Common Computer Co., Ltd.	3,856	1.87%		1,000	1,000	1,000
Fine Powerex Co., Ltd.	72,633	4.92%		1,500	1,500	1,500
Electric Contractors’ Financial Cooperative Co., Ltd.	—	—		38	38	38
Information&Communication Financial Cooperative Co., Ltd.	—	—		15	15	15
Agencore Co., Ltd.	104,350	5.67%		1,500	1,200	1,200
Samhong Machinery Co, Ltd.	476,192	19.23%		5,000	5,000	5,000
Aloha Factory Co., Ltd.	2,970	3.61%		1,000	1,000	1,000
Dailyshot Co., Ltd.	339	1.85%		1,001	1,001	1,001
Hwan Young Steel Co., Ltd. and others (*3)	—	—		13,085	9,280	9,280

				270,870	167,212	167,212

Debt securities
Aron Flying Ship Co., Ltd. (*1)				500	491	491

			~~W~~	596,160	512,762	512,762

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the nine-month period ended September 30, 2022.

(*3)	Equity securities, acquired through debt-for-equity swaps of electricity rate bonds and others, consist of 408 companies including Hwan Young Steel Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of September 30, 2022 and December 31, 2021 are as follows, continued:

In millions of won	December 31, 2021
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	87,733	87,733
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	—	—
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	42	42
PAN Ocean Co., Ltd.	1,492	0.00%		14	8	8
STX Heavy Industries Co., Ltd.	7,419	0.03%		107	35	35
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk	480,000,000	1.50%		65,028	89,747	89,747
Denison Mines Corp.	58,284,000	9.76%		84,134	94,376	94,376
Fission Uranium Corp.	100,000	0.02%		41	73	73
SangSangin Industry Co., Ltd.	5,831	0.01%		38	6	6
Vitzrosys Co., Ltd.	399	0.00%		2	2	2
EMnI Co., Ltd.	628	0.00%		25	2	2
Vissem electronics, Co., Ltd.	229	0.00%		11	2	2
KC Industry Co., Ltd.	139	0.00%		6	1	1
Ihsung CNI Co., Ltd.	142,860	4.81%		1,500	1,779	1,779
Aone Alform Co., Ltd.	2,672	0.08%		19	18	18

				324,790	273,826	273,826

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	6.00%		5,000	954	954
Smart Power Co., Ltd.	133,333	4.14%		200	200	200
Set Holding (*2)	1,100,220	2.50%		229,255	131,036	131,036
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,658	2,658
SGC Greenpower	580,000	5.00%		2,900	2,900	2,900
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	4.30%		1,500	2,618	2,618
H Robotics Co., Ltd.	903,601	8.05%		4,000	5,639	5,639
Good Tcells Co., Ltd.	11,364	0.34%		500	457	457
IPSbio Co., Ltd.	1,975	3.13%		1,000	1,000	1,000
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Orano Expansion	5,742,405	4.72%		—	—	—
Common Computer Co., Ltd.	3,856	1.87%		1,000	1,000	1,000
Fine Powerex Co., Ltd.	72,633	4.92%		1,500	1,500	1,500
Electric Contractors’ Financial Cooperative Co., Ltd.	—	—		38	38	38
Information&Communication Financial Cooperative Co., Ltd.	—	—		15	15	15
Hwan Young Steel Co., Ltd. and others (*3)	—	—		12,008	8,399	8,399

				263,904	160,790	160,790

Debt securities
Aron Flying Ship Co., Ltd. (*1)				500	491	491

			~~W~~	589,194	435,107	435,107

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2021.

(*3)	Equity securities, acquired through debt-for-equity swaps of electricity rate bonds and others, consist of 372 companies including Hwan Young Steel Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

11.	Financial Assets at Amortized Cost

Financial assets at amortized cost as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022
	Financial assets at amortized cost		Government grants	Allowance for doubtful accounts	Others	Book value

Government bonds	~~W~~	1,950	—	—	—	1,950
Others		30,100	—	—	—	30,100

	~~W~~	32,050	—	—	—	32,050

Current	~~W~~	21,940	—	—	—	21,940
Non-current		10,110	—	—	—	10,110

In millions of won	December 31, 2021
	Financial assets at amortized cost		Government grants	Allowance for doubtful accounts	Others	Book value

Government bonds	~~W~~	1,308	—	—	—	1,308
Others		23,965	—	—	—	23,965

	~~W~~	25,273	—	—	—	25,273

Current	~~W~~	15,422	—	—	—	15,422
Non-current		9,851	—	—	—	9,851

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

12.	Derivatives

(1)	Derivatives as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022			December 31, 2021
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	22,360	32,235	559	6,899
Currency swap		471,139	1,771,018	125,877	506,957
Interest rate swap		3,845	133,010	502	6,980
Others		—	7,622	—	9

	~~W~~	497,344	1,943,885	126,938	520,845

Derivative liabilities
Currency forward	~~W~~	319	—	301	—
Currency swap		5,093	26,834	4,446	16,708
Interest rate swap		—	19,337	2,544	28,138
Others (*1,2,3)		—	26,110	—	25,894

	~~W~~	5,412	72,281	7,291	70,740

(*1)

The Group has an obligation to settle the convertible preferred stock to financial investors pursuant to the settlement contract with Samcheok Eco Materials Co., Ltd. and the fair value of the obligation is recorded in ‘Others’ (See note 46).

(*2)	The Group has granted stock option to Chester Solar IV SpA, a joint venture of the Group, and 4 other third party investors, and recognized its fair value as other derivative liabilities.
(*3)	The Group has an obligation to purchase the shares of Hyundai Green Power Co., Ltd., an associate of the Group from financial investors, and the fair value of the obligation is recorded in ‘Others’.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of September 30, 2022 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

			Contract amounts				Contract
Counterparty	Contract date	Maturity date	Pay		Receive		exchange rate (in won)

Nonghyup Bank	2022.09.16	2022.10.12	~~W~~	1,468	USD	1,053	~~W~~	1,393.75
Kookmin Bank	2022.09.19	2022.10.12		3,940	USD	2,835		1,389.53
Nonghyup Bank	2022.09.20	2022.10.12		10,060	USD	7,244		1,388.70
Hana Bank	2022.09.20	2022.10.12		3,780	USD	2,722		1,388.90
Kookmin Bank	2022.09.20	2022.10.13		55,538	USD	40,000		1,388.46
Woori Bank	2022.09.20	2022.10.13		49,708	USD	35,801		1,388.45
JP Morgan	2022.09.29	2022.10.27		21,579	USD	15,000		1,438.60
Kookmin Bank	2022.09.23	2022.10.25		21,130	USD	15,000		1,408.68
Korea Development Bank	2022.09.23	2022.10.24		21,141	USD	15,000		1,409.40
Mizuho Bank	2022.09.23	2022.10.19		14,047	USD	10,000		1,404.70
Mizuho Bank	2022.09.30	2022.11.01		21,460	USD	15,000		1,430.66
Morgan Stanley	2022.09.23	2022.10.20		28,121	USD	20,000		1,406.05
Morgan Stanley	2022.09.30	2022.11.02		21,464	USD	15,000		1,430.95
Nonghyup Bank	2022.09.29	2022.10.28		21,593	USD	15,000		1,439.50
Standard Chartered	2022.09.27	2022.10.26		22,795	USD	16,000		1,424.70
Busan Bank	2022.09.23	2022.10.21		21,093	USD	15,000		1,406.20
Busan Bank	2022.09.30	2022.11.03		21,426	USD	15,000		1,428.37
Hana Bank	2022.09.29	2022.10.29		21,582	USD	15,000		1,438.80
MUFG	2022.09.28	2022.10.06		28,729	USD	20,000		1,436.47
Busan Bank	2022.09.29	2022.10.06		11,480	USD	8,000		1,434.94
JP Morgan	2022.09.30	2022.10.04		13,919	USD	10,000		1,391.90
JP Morgan	2022.09.27	2022.11.30		7,115	USD	5,000		1,423.00
JP Morgan	2022.09.27	2022.11.14		7,111	USD	5,000		1,422.15
Standard Chartered	2022.09.30	2022.10.04		6,975	USD	5,000		1,395.00
Standard Chartered	2022.09.16	2022.11.18		6,967	USD	5,000		1,393.40
Standard Chartered	2022.09.22	2022.11.25		13,921	USD	10,000		1,392.10
MUFG	2022.09.16	2022.11.21		8,319	USD	6,000		1,386.50
MUFG	2022.09.30	2022.11.30		7,139	USD	5,000		1,427.80
Mizuho Bank	2022.09.16	2022.10.04		27,786	USD	20,000		1,389.30
Mizuho Bank	2022.09.26	2022.11.28		5,708	USD	4,000		1,427.05
Mizuho Bank	2022.09.26	2022.11.11		7,135	USD	5,000		1,426.95
Mizuho Bank	2022.09.27	2022.10.28		14,249	USD	10,000		1,424.94
Mizuho Bank	2022.09.30	2022.10.27		7,138	USD	5,000		1,427.65
Nonghyup Bank	2022.09.27	2022.11.24		14,250	USD	10,000		1,425.00
Busan Bank	2022.05.30	2022.11.08		12,393	USD	10,000		1,239.30
Busan Bank	2022.09.19	2022.10.21		8,348	USD	6,000		1,391.40
SMBC	2022.09.20	2022.10.26		27,764	USD	20,000		1,388.21
MUFG	2022.09.16	2022.10.21		13,948	USD	10,000		1,394.80
Mizuho Bank	2022.09.16	2022.10.21		32,578	USD	23,451		1,389.20
Mizuho Bank	2022.09.23	2022.10.26		14,063	USD	10,000		1,406.25
Mizuho Bank	2022.09.23	2022.10.26		14,048	USD	10,000		1,404.79
JP Morgan	2022.09.16	2022.10.21		13,945	USD	10,000		1,394.50
JP Morgan	2022.09.14	2022.10.13		13,897	USD	10,000		1,389.70
JP Morgan	2022.09.22	2022.10.21		27,818	USD	20,000		1,390.90
HSBC	2020.10.19	2024.10.29		140,913	USD	125,000		1,127.30
HSBC	2022.09.19	2022.10.21		13,905	USD	10,000		1,390.47
Shinhan Bank	2022.09.22	2022.11.25		24,813	USD	17,668		1,404.45
MUFG	2022.09.23	2022.11.25		28,126	USD	20,000		1,406.30
HSBC	2022.09.23	2022.11.25		21,073	USD	15,000		1,404.88
Shinhan Bank	2022.09.23	2022.11.25		21,103	USD	15,000		1,406.85
Hana Bank	2022.03.08	2022.10.07		2,023	EUR	1,493		1,355.60

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of September 30, 2022 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

		Contract amount			Contract interest rate		Contract
Counterparty	Contract year	Pay		Receive	Pay	Receive	exchange rate (in won, USD)

Standard Chartered	2014~2029	~~W~~	102,470	USD 100,000	3.14%	3.57%	~~W~~	1,024.70
Societe Generale	2014~2024		105,017	USD 100,000	4.92%	5.13%		1,050.17
Hana Bank	2015~2024		107,970	USD 100,000	4.75%	5.13%		1,079.70
Credit Agricole	2015~2024		94,219	USD 86,920	4.85%	5.13%		1,083.97
Woori Bank	2019~2027		21,708	USD 19,417	5.04%	6.75%		1,118.00
Woori Bank	2019~2024		296,000	USD 250,000	1.21%	2.50%		1,184.00
Korea Development Bank	2019~2024		177,600	USD 150,000	1.24%	2.50%		1,184.00
Hana Bank	2019~2024		118,400	USD 100,000	1.24%	2.50%		1,184.00
Woori Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Korea Development Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2025		120,660	USD 100,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2026		76,355	USD 70,445	5.83%	6.00%		1,083.90
Woori Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Korea Development Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Hana Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Hana Bank	2022~2025		385,800	USD 300,000	3.11%	3.63%		1,286.00
Woori Bank	2022~2025		257,200	USD 200,000	3.12%	3.63%		1,286.00
JP Morgan	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Woori Bank	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Kookmin Bank	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Nomura	2015~2025		111,190	USD 100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Hana Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD 100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD 850,000	2.66%	3.35%		135.75
Korea Development Bank	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
Woori Bank	2018~2023		170,280	USD 150,000	2.18%	3.75%		1,135.20
Hana Bank	2018~2023		113,520	USD 100,000	2.17%	3.75%		1,135.20
Shinhan Bank	2018~2023		227,040	USD 200,000	2.17%	3.75%		1,135.20
Citibank	2019~2024		239,956	CHF 200,000	1.44%	0.00%		1,199.78
Korea Development Bank	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
Woori Bank	2021~2026		222,800	USD 200,000	0.93%	1.25%		1,114.00
Shinhan Bank	2021~2026		111,400	USD 100,000	0.92%	1.25%		1,114.00
Korea Development Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
Nonghyup Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
Woori Bank	2022~2027		262,000	USD 200,000	3.62%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2027		131,000	USD 100,000	3.63%	4.25%		1,310.00
Kookmin Bank	2022~2027		131,000	USD 100,000	3.62%	4.25%		1,310.00
Hana Bank	2022~2027		131,000	USD 100,000	3.61%	4.25%		1,310.00
Korea Development Bank	2022~2027		262,000	USD 200,000	3.63%	4.25%		1,310.00
HSBC	2019~2024		USD 205,500	AUD 300,000	3M Libor + 0.78%	3M BBSW + 0.97%	USD	0.69

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of September 30, 2022 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

		Contract amount			Contract interest rate		Contract
Counterparty	Contract year	Pay		Receive	Pay	Receive	exchange rate (in won)

Kookmin Bank	2020~2025	~~W~~	118,780	USD 100,000	1.29%	2.13%	~~W~~	1,187.80
Shinhan Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Hana Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Korea Development Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Hana Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Woori Bank	2020~2026		118,910	USD 100,000	0.62%	1.00%		1,189.10
Nomura	2017~2037		52,457	EUR 40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK 450,000	2.62%	2.36%		132.05
Kookmin Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Hana Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
Woori Bank	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
JP Morgan	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
Korea Development Bank	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
BNP Paribas	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Kookmin Bank	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Korea Development Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Hana Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Kookmin Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Woori Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Shinhan Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Hana Bank	2021~2026		55,150	USD 50,000	0.48%	0.75%		1,103.00
Korea Development Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Woori Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Credit Agricole	2018~2023		112,890	USD 100,000	2.26%	3.88%		1,128.90
Hana Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90
Kookmin Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90
Woori Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Hana Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Korea Development Bank	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80
JP Morgan	2022~2025		126,180	USD 100,000	2.80%	3.60%		1,261.80
Hana Bank	2022~2025		126,180	USD 100,000	2.80%	3.60%		1,261.80
Korea Development Bank	2022~2025		252,360	USD 200,000	2.83%	3.60%		1,261.80
Woori Bank	2022~2025		126,180	USD 100,000	2.85%	3.60%		1,261.80

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of September 30, 2022 are as follows:

In millions of won
Counterparty	Contract year			Contract interest rate per annum
		Contract amount		Pay	Receive

Nomura (*1)	2018~2038	~~W~~	30,000	2.56%	3.75%
Hana Bank	2018~2023		200,000	2.15%	3M CD + 0.19%
Hana Bank	2018~2023		200,000	2.17%	3M CD + 0.19%
Hana Bank	2018~2023		150,000	2.03%	3M CD + 0.21%
Hana Bank	2019~2024		200,000	1.87%	3M CD + 0.13%
Shinhan Bank	2021~2025		100,000	2.32%	3M CD + 0.43%
Hana Bank	2022~2027		200,000	3.02%	3M CD + 0.61%
Hana Bank	2022~2027		200,000	3.04%	3M CD + 0.58%
Hana Bank	2022~2027		250,000	3.38%	3M CD + 0.59%
Nomura	2022~2027		200,000	3.55%	3M CD + 0.60%
Shinhan Bank	2022~2027		150,000	3.53%	3M CD + 0.55%
Hana Bank	2022~2027		200,000	3.70%	3M CD + 0.59%
Nomura	2022~2027		300,000	3.89%	3M CD + 0.67%
Hana Bank	2022~2027		200,000	3.93%	3M CD + 0.67%
Nomura	2022~2027		200,000	3.80%	3M CD + 0.68%
Nomura	2022~2027		300,000	4.04%	3M CD + 0.60%
Hana Bank	2022~2027		100,000	4.68%	3M CD + 1.04%
Hana Bank	2022~2027		100,000	5.45%	3M CD + 1.20%
Nomura	2017~2032		52,457	3M Libor + 2.22%	2.60%
Nomura	2017~2032		59,423	3M Libor + 2.24%	2.62%
Nomura (*2)	2021~2041		30,000	1.84%	2.60%
Nomura (*3)	2021~2041		50,000	1.87%	2.38%

(*1)

2.56% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter. Depending on the counterparty exercising the right, the contract may be early settled on the same date every year from June 15, 2023.

(*2)	1.84% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT + 0.35% is applied thereafter.
(*3)	1.87% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT + 0.35% is applied thereafter.

(6)	Interest rate swap contracts which are designated as hedging instruments as of September 30, 2022 are as follows:

In thousands of USD
Counterparty	Contract year			Contract interest rate per annum
		Contract amount		Pay	Receive

Export-Import Bank of Korea	2015~2031	USD	15,893	2.67%	6M USD Libor
ING Bank	2015~2031	USD	7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD	7,861	2.67%	6M USD Libor
BNP Paribas	2009~2027	USD	56,182	4.16%	6M USD Libor
KFW	2009~2027	USD	56,182	4.16%	6M USD Libor
Export-Import Bank of Korea	2016~2036	USD	68,470	3.00%	6M USD Libor

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

12.	Derivatives, Continued

(7)

Gain and loss on valuation and transaction of derivatives for the three and nine-month periods ended September 30, 2022 and 2021 are as follows and included in finance income and expenses in the consolidated statements of comprehensive income (loss):

In millions of won	Net income effects of valuation gain (loss)					Net income effects of transaction gain (loss)				Accumulated other comprehensive income (loss) (*)
	September 30, 2022			September 30, 2021		September 30, 2022		September 30, 2021		September 30, 2022		September 30, 2021
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended

Currency forward	~~W~~	21,986	44,504	9,951	38,357	75,062	107,172	20,902	28,534	—	—	—	—
Currency swap		1,178,727	1,888,889	445,178	765,414	137,352	216,948	26,078	53,315	(73,080)	(116,149)	(100,369)	(45,284)
Interest rate swap		46,926	121,981	10,910	25,413	(4,203)	(11,465)	(3,064)	(9,906)	4,941	21,384	2,511	9,097

	~~W~~	1,247,639	2,055,374	466,039	829,184	208,211	312,655	43,916	71,943	(68,139)	(94,765)	(97,858)	(36,187)

(*)

For the nine-month periods ended September 30, 2022 and 2021, the net loss on valuation of derivatives applying cash flow hedge accounting of ~~W~~43,541 and ~~W~~15,789 million, net of tax, are included in other comprehensive loss, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

13.	Other Financial Assets

(1)	Other financial assets as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022			December 31, 2021
	Current		Non-current	Current	Non-current

Loans	~~W~~	110,025	1,002,473	88,406	903,397
Less: Allowance for doubtful accounts		(20)	(52,645)	(10)	(52,667)
Less: Present value discount		(949)	(33,353)	(807)	(29,248)

		109,056	916,475	87,589	821,482

Long-term / short-term financial instruments		633,061	638,062	1,278,014	450,494

	~~W~~	742,117	1,554,537	1,365,603	1,271,976

(2)	Loans as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value

Short-term loans
Loans for tuition	~~W~~	29,964	—	(949)	29,015
Loans for housing		28,431	—	—	28,431
Other loans		51,630	(20)	—	51,610

		110,025	(20)	(949)	109,056

Long-term loans
Loans for tuition		444,985	(37,783)	(33,353)	373,849
Loans for housing		308,448	—	—	308,448
Loans for related parties		210,562	(14,862)	—	195,700
Other loans		38,478	—	—	38,478

		1,002,473	(52,645)	(33,353)	916,475

	~~W~~	1,112,498	(52,665)	(34,302)	1,025,531

In millions of won	December 31, 2021
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value

Short-term loans
Loans for tuition	~~W~~	28,975	—	(807)	28,168
Loans for housing		25,750	—	—	25,750
Other loans		33,681	(10)	—	33,671

		88,406	(10)	(807)	87,589

Long-term loans
Loans for tuition		431,002	(37,783)	(29,248)	363,971
Loans for housing		282,833	—	—	282,833
Loans for related parties		150,541	(14,861)	—	135,680
Fisheries loan		203	—	—	203
Other loans		38,818	(23)	—	38,795

		903,397	(52,667)	(29,248)	821,482

	~~W~~	991,803	(52,677)	(30,055)	909,071

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

13.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	September 30, 2022		December 31, 2021

Beginning balance	~~W~~	52,677	20,267
Bad debts expense		—	30,942
Others		(12)	1,468

Ending balance	~~W~~	52,665	52,677

(4)	Long-term and short-term financial instruments as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022			December 31, 2021
	Current		Non-current	Current	Non-current

Time deposits	~~W~~	428,567	118,471	976,899	103,607
Others		204,494	519,591	301,115	346,887

	~~W~~	633,061	638,062	1,278,014	450,494

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

14.	Inventories

Inventories as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022
	Acquisition cost		Valuation allowance	Book value

Raw materials	~~W~~	4,243,420	(1,300)	4,242,120
Merchandises		3,573	—	3,573
Work-in-progress		175,965	(714)	175,251
Finished goods		40,327	—	40,327
Supplies		2,783,552	(12,673)	2,770,879
Inventories-in-transit		2,270,803	—	2,270,803
Other inventories		15,713	—	15,713

	~~W~~	9,533,353	(14,687)	9,518,666

In millions of won	December 31, 2021
	Acquisition cost		Valuation allowance	Book value

Raw materials	~~W~~	3,655,588	(1,247)	3,654,341
Merchandises		512	—	512
Work-in-progress		180,220	—	180,220
Finished goods		27,254	—	27,254
Supplies		2,541,028	(3,869)	2,537,159
Inventories-in-transit		1,195,148	—	1,195,148
Other inventories		13,548	—	13,548

	~~W~~	7,613,298	(5,116)	7,608,182

The reversal of the allowance for loss on inventory valuation deducted from the cost of sales for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 amounts to ~~W~~840 million and ~~W~~11,422 million, respectively.

The amounts of loss from inventory valuation included in other gains or losses for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 were ~~W~~10,411 million and ~~W~~7,761 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

15.	Non-Financial Assets

Non-financial assets as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022			December 31, 2021
	Current		Non-current	Current	Non-current

Advanced payments	~~W~~	196,710	52,104	161,466	124,305
Prepaid expenses		412,737	156,468	756,729	151,095
Others (*)		1,099,702	98,143	840,796	89,418

	~~W~~	1,709,149	306,715	1,758,991	364,818

(*)	Details of others as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022			December 31, 2021
	Current		Non-current	Current	Non-current

Greenhouse gas emissions rights	~~W~~	285,585	—	524,658	—
Other quick assets		814,117	98,143	316,138	89,418

	~~W~~	1,099,702	98,143	840,796	89,418

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of September 30, 2022 and December 31, 2021 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			September 30, 2022	December 31, 2021
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Engineering and construction for utility plant and others	Korea	65.77%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	Korea	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	Korea	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	Korea	100.00%	100.00%
KEPCO International HongKong Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	Philippines	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	Philippines	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	Lebanon	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	Singapore	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	Netherlands	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	Bahrain	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	Jordan	80.00%	80.00%
KHNP Canada Energy Ltd.	Holding company	Canada	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	Canada	80.00%	80.00%
KEPCO Holdings de Mexico	Holding company	Mexico	100.00%	100.00%
KST Electric Power Company, S.A.P.I. de C.V.	Construction and operation of utility plant	Mexico	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	Mexico	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	Netherlands	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	Indonesia	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	Indonesia	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	Philippines	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	Jordan	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	Canada	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	Barbados	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	Korea	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	Indonesia	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	—	100.00%
PT. EWP Indonesia	Holding company	Indonesia	99.96%	99.96%
KEPCO Netherlands J3 B.V.	Holding company	Netherlands	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Global One Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Mira Power Limited (*3)	Power generation	Pakistan	76.00%	76.00%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of September 30, 2022 and December 31, 2021 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	September 30, 2022	December 31, 2021
KOSEP Material Co., Ltd.	Recycling fly ashes	Korea	86.22%	86.22%
Commerce and Industry Energy Co., Ltd. (*4)	RDF power generation	Korea	85.03%	85.03%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	Philippines	99.99%	99.99%
KOSPO Chile SpA	Holding company	Chile	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	Indonesia	95.00%	95.00%
Hee Mang Sunlight Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	Jordan	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd. (*5)	Operation of utility plant	Korea	50.00%	50.00%
Chitose Solar Power Plant LLC	Power generation	Japan	65.00%	65.00%
KEPCO Energy Solution Co., Ltd.	Energy service	Korea	100.00%	100.00%
KEPCO Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
KOSPO Power Services Ltda.	Utility plant maintenance and others	Chile	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	Korea	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	Laos	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	100.00%	100.00%
KEPCO Alamosa LLC	Holding company	USA	50.10%	50.10%
KEPCO Solar of Alamosa LLC	Power generation	USA	—	100.00%
KEPCO Mangilao Holdings LLC	Holding company	USA	100.00%	100.00%
Mangilao Investment LLC	Holding company	USA	80.06%	100.00%
KEPCO Mangilao Solar, LLC	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	Korea	79.03%	79.03%
PT. Siborpa Eco Power	Construction and operation of utility plant	Indonesia	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	Korea	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	Korea	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	Korea	80.65%	80.65%
BSK E-New Industry Fund X	Holding company	Korea	66.80%	66.80%
PT. Korea Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	Chile	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	Korea	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO USA Inc.	Holding company	USA	100.00%	100.00%
Nambu USA LLC	Holding company	USA	100.00%	100.00%
Tamra Offshore Wind Power Co., Ltd.	Power generation	Korea	63.00%	63.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	Korea	100.00%	100.00%
KEPCO FMS Co., Ltd.	Security service and others	Korea	100.00%	100.00%
Firstkeepers Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Secutec Co., Ltd.	Security service	Korea	100.00%	100.00%
SE Green Energy Co., Ltd.	Power generation	Korea	84.80%	84.80%
KEPCO Mangilao America LLC (*6)	Holding company	USA	100.00%	100.00%
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOAK Power Limited	Hydro power facility maintenance	Pakistan	100.00%	100.00%
KOMIPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
Haenanum Energy Fund	Holding company	Korea	99.64%	99.64%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of September 30, 2022 and December 31, 2021 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	September 30, 2022	December 31, 2021
Paju Ecoenergy Co., Ltd.	Power generation	Korea	89.00%	89.00%
Guam Ukudu Power LLC	Power generation	USA	100.00%	100.00%
TS Energy No. 25 Co., Ltd.	Power generation	Korea	90.00%	90.00%
KPS Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KEPCO E&C Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Moha solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
Ogiri Solar Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP USA LLC	Holding company	USA	100.00%	100.00%
KOMIPO Vanphong Power Service LLC	Utility plant maintenance and others	Vietnam	100.00%	100.00%
Energy Innovation Fund I	Holding company	Korea	71.91%	71.91%
KHNP Chile SpA	Holding company	Chile	100.00%	100.00%
Yeong Yang Apollon Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Corporation Co., Ltd.	Power generation	Korea	100.00%	100.00%
SolarVader Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Innovation Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Horus Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Solar Management Co., Ltd.	Power generation	Korea	100.00%	100.00%
LSG Hydro Power Limited	Holding company	Pakistan	99.80%	99.80%
KOEN Bio Co., Ltd.	Wood pellet utilization business	Korea	70.00%	70.00%
KOMIPO Energy Solution America, LLC	Holding company	USA	100.00%	100.00%
Elara Investment Holdings, LLC (*7)	Holding company	USA	0.10%	0.10%
Elara Equity Holdings, LLC	Holding company	USA	54.00%	54.00%
Elara Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
Elara Class B Member, LLC	Holding company	USA	100.00%	100.00%
Elara Development Holdings, LLC	Holding company	USA	100.00%	100.00%
KOMIPO Development, LLC (formerly, Elara Development, LLC)	Holding company	USA	100.00%	100.00%
Elara Energy Holdings, LLC (*7)	Holding company	USA	43.94%	43.94%
Elara Energy Project, LLC	Power generation	USA	100.00%	100.00%
KOMIPO Iberian Solar Group, S.L.U.	Holding company	Spain	100.00%	100.00%
Jeongam Wind Power Co., Ltd.	Power generation	Korea	80.00%	80.00%
KOWEPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
CVS Equity Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development, LLC	Holding company	USA	100.00%	100.00%
CVS Class B Member, LLC	Holding company	USA	100.00%	100.00%
CVS Energy Holdings, LLC	Holding company	USA	81.80%	100.00%
Concho Valley Energy, LLC	Holding company	USA	100.00%	100.00%
Concho Valley Solar, LLC	Power generation	USA	100.00%	100.00%
Yeongdeok Sunrise Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP Spain, S.L.	Holding company	Spain	100.00%	100.00%
UI Carbon-Neutrality Fund	Holding company	Korea	78.97%	—
KA Power Limited	Power generation	Pakistan	100.00%	—
Seobusambo highway photovoltaics Co., Ltd.	Power generation	Korea	80.00%	—
Western Power Changgi Solar Co., Ltd. (formerly, Sam-Yang Photovoltaic Power Co., Ltd.) (*8)	Power generation	Korea	100.00%	—
EWP Australia Pty., Ltd.	Holding company	Australia	100.00%	—
Columboola Solar Farm Hold Co Pty., Ltd. (*9)	Power generation	Australia	74.04%	—
Digital Innovation Growth Fund (*10)	Holding company	Korea	76.92%	—
J Wind First, LLC (*11)	Company specializing in liquidization	Korea	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of September 30, 2022 and December 31, 2021 are as follows, continued:

(*1)

Considering treasury stocks, the effective percentage of ownership is 66.08%. The Group is planning to sell part of its shares (14.77%) based on the resolution of the board of directors on June 24, 2022.

(*2)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group obtained the majority of the voting power under the shareholders’ agreement.

(*3)	As of the reporting date, the annual reporting period of all subsidiaries is December 31, except for Mira Power Limited.
(*4)

The Group guarantees a certain return on investment related to Commerce and Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Group which can be exercised 84 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

(*5)	The subsidiary is included in the consolidated financial statements as the Group owns 50%+1 stake and has the ability to appoint a majority of the board members under the shareholders’ agreement.
(*6)

As of the end of the reporting period, the Group does not have a shareholding; however, this subsidiary is included in the consolidated financial statements as the Group has control over the entity by virtue of the right to nominate the CEO and key management members.

(*7)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group has control over the board of directors under the shareholders’ agreement.

(*8)

For the nine-month period ended September 30, 2022, the Group included Western Power Changgi Solar Co., Ltd. as a subsidiary, considering that it acquired control over the entity after the entity undertook selective reduction of capital.

(*9)	Excluding preferred stocks, the percentage of ownership with voting rights is 100%.
(*10)	The entity was transferred from an associate to a subsidiary due to changes in the consolidated scope during the nine-month period ended September 30, 2022
(*11)

Although the Group does not hold a stake as of September 30, 2022, considering the purpose and design of the structured entity, the Group is exposed to volatility in the profits of the structured entity. In addition, Group has the ability to direct activities that can most significantly affect the operations of the structured entity, so it has been determined that the Group has control over the entity.

(2)	Subsidiaries included in and excluded from consolidation during the nine-month period ended September 30, 2022 are as follows:

<Subsidiaries included in the consolidation scope during the nine-month period ended September 30, 2022>

Subsidiaries	Reason
UI Carbon-Neutrality Fund	Newly established
KA Power Limited	Newly established
Seobusambo highway photovoltaics Co., Ltd.	Newly established
Western Power Changgi Solar Co., Ltd. (formerly, Sam-Yang Photovoltaic Power Co., Ltd.)	Change in the scope of consolidation
EWP Australia Pty., Ltd.	Newly established
Columboola Solar Farm Hold Co Pty., Ltd.	New investment
Digital Innovation Growth Fund	Change in the scope of consolidation
J Wind First, LLC	Newly established

Subsidiaries excluded from consolidation during the nine-month period ended September 30, 2022.

Subsidiaries	Reason
EWPRC Biomass Holdings, LLC	Liquidation
KEPCO Solar of Alamosa LLC	Disposal

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won
September 30, 2022
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	65,946,606	39,215,400	7,884,651	450,859
Korea South-East Power Co., Ltd.		12,349,404	6,909,007	6,417,959	(12,602)
Korea Midland Power Co., Ltd.		14,360,296	10,307,883	6,119,431	(186,826)
Korea Western Power Co., Ltd.		12,014,003	7,983,687	5,377,254	(92,127)
Korea Southern Power Co., Ltd.		12,484,420	7,761,402	6,867,236	57,630
Korea East-West Power Co., Ltd.		11,039,068	5,721,445	5,068,482	177,596
KEPCO Engineering & Construction Company, Inc.		768,168	241,277	310,976	4,044
KEPCO Plant Service & Engineering Co., Ltd.		1,488,654	313,947	1,028,291	68,018
KEPCO Nuclear Fuel Co., Ltd.		869,755	413,784	221,017	29,984
KEPCO KDN Co., Ltd.		681,978	135,335	535,282	28,603
KEPCO International HongKong Ltd.		160,853	—	—	4,213
KEPCO International Philippines Inc.		137,496	471	—	3,174
KEPCO Gansu International Ltd.		8,073	677	—	(16)
KEPCO Philippines Holdings Inc.		183,458	72	—	16,726
KEPCO Philippines Corporation		4,472	388	—	99
KEPCO Ilijan Corporation		291,841	14,036	22,848	19,001
KEPCO Lebanon SARL		2,147	11,864	—	30
KEPCO Neimenggu International Ltd.		294,756	3,908	—	978
KEPCO Shanxi International Ltd.		678,821	250,589	—	(8,316)
KOMIPO Global Pte Ltd.		423,084	1,307	—	42,684
KEPCO Netherlands B.V.		167,484	253	—	8,598
KEPCO Australia Pty., Ltd.		604	12	—	78
KOSEP Australia Pty., Ltd.		71,519	11,502	37,841	18,338
KOMIPO Australia Pty., Ltd.		82,689	11,899	37,842	17,372
KOWEPO Australia Pty., Ltd.		81,667	10,190	37,841	16,759
KOSPO Australia Pty., Ltd.		71,259	10,186	37,841	18,537
KEPCO Middle East Holding Company		131,362	113,397	—	569
Qatrana Electric Power Company		584,372	306,642	18,305	15,712
KHNP Canada Energy Ltd.		114,721	36	—	69
KEPCO Bylong Australia Pty., Ltd.		47,887	490,770	—	(60,138)
Korea Waterbury Uranium Limited Partnership		20,955	229	—	(82)
KEPCO Holdings de Mexico		1,647	2,152	—	(574)
KST Electric Power Company, S.A.P.I. de C.V.		740,672	540,860	189,536	16,323
KEPCO Energy Service Company		1,796	580	4,372	(369)
KEPCO Netherlands S3 B.V.		65,400	65	—	3,401
PT. KOMIPO Pembangkitan Jawa Bali		22,303	5,369	17,597	5,866
PT. Cirebon Power Service		3,929	1,350	6,826	232
KOWEPO International Corporation		—	11	—	—
KOSPO Jordan LLC		54,071	28,717	12,372	4,080
EWP America Inc. (*1)		63,732	3,739	17,167	4,592
KNF Canada Energy Limited		2,371	29	—	(40)
EWP Barbados 1 SRL		437,792	1,448	2,379	22,918
Gyeonggi Green Energy Co., Ltd.		226,268	220,433	80,296	(14,040)
PT. Tanggamus Electric Power		256,750	183,530	6,478	6,431
Gyeongju Wind Power Co., Ltd.		95,286	56,215	16,279	5,837
KOMIPO America Inc. (*2)		683,075	337,561	11,072	(14,309)
PT. EWP Indonesia		111,632	1,478	—	3,561
KEPCO Netherlands J3 B.V.		153,138	117	—	47
Korea Offshore Wind Power Co., Ltd.		368,700	188,682	37,138	8,987
Global One Pioneer B.V.		185	104	—	(54)
Global Energy Pioneer B.V.		395	91	—	(47)
Mira Power Limited		483,794	370,699	38,946	6,749
KOSEP Material Co., Ltd.		3,927	682	3,410	614
Commerce and Industry Energy Co., Ltd.		79,613	33,009	20,392	(3,168)
KEPCO KPS Philippines Corp.		5,767	1,180	3,735	491
KOSPO Chile SpA		176,550	72,389	—	(219)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows, continued:

In millions of won
September 30, 2022
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
PT. KOWEPO Sumsel Operation And Maintenance Services	~~W~~	131	293	—	—
Hee Mang Sunlight Power Co., Ltd.		5,721	2,488	677	265
Fujeij Wind Power Company		256,504	190,663	—	14,597
KOSPO Youngnam Power Co., Ltd.		423,086	314,411	363,591	7,694
Chitose Solar Power Plant LLC		114,270	98,312	11,324	1,332
KEPCO Energy Solution Co., Ltd.		316,808	2,799	26,823	2,978
KEPCO Solar Co., Ltd.		238,127	22,819	18,653	6,812
KOSPO Power Services Ltda.		5,727	2,170	13,256	1,214
Energy New Industry Specialized Investment Private Investment Trust (*3)		455,242	2,441	—	5,603
KOEN Bylong Pty., Ltd.		10	116	—	—
KOMIPO Bylong Pty., Ltd.		10	116	—	(19)
KOWEPO Bylong Pty., Ltd.		9	102	—	(7)
KOSPO Bylong Pty., Ltd.		40	162	—	(6)
EWP Bylong Pty., Ltd.		8	59	—	—
KOWEPO Lao International		19,949	43	7,403	10,199
KEPCO US Inc.		1	—	—	(18,839)
KEPCO Alamosa LLC		291	37	62	(35,956)
KEPCO Mangilao Holdings LLC		93,114	39,498	251	44
Mangilao Investment LLC		327,196	36	—	(1)
KEPCO Mangilao Solar, LLC		263,571	204,126	6,460	5,083
Jeju Hanlim Offshore Wind Co., Ltd.		120,679	47,487	—	(4,424)
PT. Siborpa Eco Power		13,653	—	—	(28)
PT. Korea Energy Indonesia		1,802	67	1,405	(214)
KOLAT SpA		44,426	14,838	645	(97)
KEPCO California, LLC		52,680	5,272	585	(167)
KEPCO Mojave Holdings, LLC		110,579	85,520	—	(3,458)
Incheon Fuel Cell Co., Ltd.		252,232	230,274	77,638	(244)
KOEN Service Co., Ltd.		9,746	7,291	26,719	492
KOMIPO Service Co., Ltd.		5,793	5,204	25,632	680
KOWEPO Service Co., Ltd.		8,358	6,534	25,210	432
KOSPO Service Co., Ltd.		5,109	5,082	20,211	(743)
EWP Service Co., Ltd.		4,621	3,507	18,486	446
PT. KOMIPO Energy Indonesia		1,968	165	112	(1,052)
KNF partners Co., Ltd.		2,068	882	4,170	355
KOSPO USA Inc.		349,200	514	—	(1,649)
Nambu USA LLC		336,739	—	—	570
Tamra Offshore Wind Power Co., Ltd.		134,832	98,866	13,394	1,323
KEPCO MCS Co., Ltd.		106,756	53,188	241,664	12,430
KEPCO FMS Co., Ltd.		20,094	18,724	74,790	(241)
Firstkeepers Co., Ltd.		23,339	19,388	63,005	2,656
Secutec Co., Ltd.		15,981	10,877	51,976	1,258
SE Green Energy Co., Ltd.		147,489	113,531	35,511	313
KEPCO Mangilao America LLC		—	1	—	—
Mangilao Intermediate Holdings LLC		491,747	418,121	—	(4,616)
KEPCO CSC Co., Ltd.		11,586	8,789	33,490	1,503
KOAK Power Limited		14,059	922	—	8
KOMIPO Europe B.V.		85,064	64	842	1,056

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows, continued:

In millions of won
September 30, 2022
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Haenanum Energy Fund	~~W~~	7,425	3	—	(39)
Paju Ecoenergy Co., Ltd.		60,622	3,280	14,863	1,347
Guam Ukudu Power LLC		218,079	224,539	—	(6,655)
TS Energy No. 25 Co., Ltd.		315,001	291,098	5,732	3,508
KPS Partners Co., Ltd.		3,786	2,269	9,136	265
KEPCO E&C Service Co., Ltd.		5,533	2,285	12,063	1,083
Moha solar Co., Ltd.		32,743	33,848	169	21
Ogiri Solar Power Co., Ltd.		1,033	20	—	(27)
KHNP USA LLC		1,463	48	827	443
KOMIPO Vanphong Power Service LLC		15,946	3,364	16,093	8,421
Energy Innovation Fund I		36,214	200	—	(734)
KHNP Chile SpA		6,112	4,706	—	(11)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,655	1,565	182	(52)
Yeong Yang Corporation Co., Ltd.		1,648	1,554	180	(60)
SolarVader Co., Ltd.		1,668	1,557	184	(36)
Yeong Yang Innovation Co., Ltd.		1,648	1,555	176	(57)
Yeong Yang Horus Photovoltaic Co., Ltd.		1,644	1,555	175	(59)
Yeong Yang Solar Management Co., Ltd.		1,671	1,557	188	(35)
LSG Hydro Power Limited		1	10	—	(10)
KOEN Bio Co., Ltd.		311	209	476	(90)
KOMIPO Iberian Solar Group, S.L.U.		83,360	69,941	—	(1,447)
Jeongam Wind Power Co., Ltd.		83,378	69,682	8,317	1,106
KOWEPO Europe B.V.		43,761	2,554	—	742
Yeongdeok Sunrise Wind Power Co., Ltd.		20,479	3	—	(8)
KHNP Spain, S.L.		3	—	—	(1)
KA Power Limited		4,477	445	—	547
Seobusambo highway photovoltaics Co., Ltd.		3,630	1,109	—	(96)
Western Power Changgi Solar Co., Ltd. (formerly, Sam-Yang Photovoltaic Power Co., Ltd.)		46,005	43,697	4,814	(2,418)
EWP Australia Pty., Ltd.		39,707	—	—	(3)
Columboola Solar Farm Hold Co Pty., Ltd.		337,772	236,409	—	556
Digital Innovation Growth Fund		12,593	1	11	(266)
J Wind First, LLC		25,546	25,546	112	—

(*1)	Financial information of EWP America Inc. includes that of two other subsidiaries, EWP Renewable Corporation, and California Power Holdings, LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of five other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund X, and UI Carbon-Neutrality Fund.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows, continued:

In millions of won
December 31, 2021
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	64,638,690	38,361,337	9,324,391	302,232
Korea South-East Power Co., Ltd.		11,487,325	6,510,826	5,188,856	(58,096)
Korea Midland Power Co., Ltd.		13,761,908	9,912,907	5,353,915	60,737
Korea Western Power Co., Ltd.		10,822,780	7,116,671	4,970,805	(171,562)
Korea Southern Power Co., Ltd.		11,350,984	7,099,881	5,671,989	(113,352)
Korea East-West Power Co., Ltd.		9,895,739	5,163,005	4,743,030	10,872
KEPCO Engineering & Construction Company, Inc.		705,043	191,592	433,127	16,452
KEPCO Plant Service & Engineering Co., Ltd.		1,420,705	311,607	1,375,668	98,132
KEPCO Nuclear Fuel Co., Ltd.		837,249	405,614	323,729	25,799
KEPCO KDN Co., Ltd.		721,634	189,242	673,261	67,244
KEPCO International HongKong Ltd.		128,968	—	—	341
KEPCO International Philippines Inc.		154,317	482	—	8,766
KEPCO Gansu International Ltd.		7,151	559	—	(25)
KEPCO Philippines Holdings Inc.		191,757	128	—	60,192
KEPCO Philippines Corporation		6,122	19	—	(68)
KEPCO Ilijan Corporation		259,069	38,555	60,532	12,981
KEPCO Lebanon SARL		1,729	9,794	—	(86)
KEPCO Neimenggu International Ltd.		241,299	3,106	—	16,762
KEPCO Shanxi International Ltd.		551,407	207,844	—	3,526
KOMIPO Global Pte Ltd.		302,340	1,351	—	11,462
KEPCO Netherlands B.V.		133,610	866	—	5,395
KEPCO Australia Pty., Ltd.		481	11	—	25
KOSEP Australia Pty., Ltd.		44,798	5,561	22,013	8,268
KOMIPO Australia Pty., Ltd.		54,162	5,648	22,013	5,942
KOWEPO Australia Pty., Ltd.		54,564	4,766	22,013	7,387
KOSPO Australia Pty., Ltd.		43,886	4,502	22,013	5,940
KEPCO Middle East Holding Company		104,068	89,756	—	1,144
Qatrana Electric Power Company		480,809	262,725	21,368	19,156
KHNP Canada Energy Ltd.		109,326	25	—	29
KEPCO Bylong Australia Pty., Ltd.		44,319	394,349	—	(37,065)
Korea Waterbury Uranium Limited Partnership		20,920	159	—	(57)
KEPCO Holdings de Mexico		148	27	—	(8)
KST Electric Power Company, S.A.P.I. de C.V.		584,625	435,796	151,467	18,499
KEPCO Energy Service Company		2,500	956	12,070	574
KEPCO Netherlands S3 B.V.		51,045	150	—	3,199
PT. KOMIPO Pembangkitan Jawa Bali		13,499	3,314	18,296	885
PT. Cirebon Power Service		2,545	631	8,664	505
KOWEPO International Corporation		—	10	—	—
KOSPO Jordan LLC		33,782	16,298	9,698	816
EWP America Inc. (*1)		46,687	1,278	18,335	6,807
KNF Canada Energy Limited		2,101	17	—	(43)
EWP Barbados 1 SRL		354,024	1,172	2,861	16,168
Gyeonggi Green Energy Co., Ltd.		243,977	224,132	93,794	(5,588)
PT. Tanggamus Electric Power		212,161	167,409	2,903	3,017
Gyeongju Wind Power Co., Ltd.		96,937	60,702	15,289	3,132
KOMIPO America Inc. (*2)		329,986	56,325	1,715	(1,311)
PT. EWP Indonesia		47,031	1,226	—	4,615
KEPCO Netherlands J3 B.V.		151,478	172	—	27,365
Korea Offshore Wind Power Co., Ltd.		359,393	188,507	36,020	3,820
Global One Pioneer B.V.		119	116	—	(132)
Global Energy Pioneer B.V.		293	131	—	(147)
Mira Power Limited		424,183	311,459	70,287	34,018
KOSEP Material Co., Ltd.		3,405	842	4,518	442
Commerce and Industry Energy Co., Ltd.		85,315	35,543	30,531	1,345
KEPCO KPS Philippines Corp.		8,051	3,652	9,768	1,493
KOSPO Chile SpA		142,956	56,688	—	(851)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows, continued:

In millions of won
December 31, 2021
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
PT. KOWEPO Sumsel Operation And Maintenance Services	~~W~~	116	259	—	—
Hee Mang Sunlight Power Co., Ltd.		6,242	3,272	499	47
Fujeij Wind Power Company		200,783	169,340	—	14,739
KOSPO Youngnam Power Co., Ltd.		393,745	292,765	318,770	6,339
Chitose Solar Power Plant LLC		125,578	109,470	16,630	1,794
KEPCO Energy Solution Co., Ltd.		317,676	4,938	21,423	3,104
KEPCO Solar Co., Ltd.		231,567	22,229	11,305	2,014
KOSPO Power Services Ltda.		8,007	5,800	21,133	(356)
Energy New Industry Specialized Investment Private Investment Trust (*3)		336,932	28,536	19,405	11,116
KOEN Bylong Pty., Ltd.		8	86	—	—
KOMIPO Bylong Pty., Ltd.		8	86	—	(8)
KOWEPO Bylong Pty., Ltd.		8	86	—	(18)
KOSPO Bylong Pty., Ltd.		73	168	—	(20)
EWP Bylong Pty., Ltd.		8	54	—	—
KOWEPO Lao International		12,974	70	8,543	5,681
KEPCO US Inc.		17,601	—	—	—
KEPCO Alamosa LLC		34,100	297	124	(62)
KEPCO Solar of Alamosa LLC		57,104	41,953	8,008	(742)
KEPCO Mangilao Holdings LLC		28,504	32,501	—	(556)
Mangilao Investment LLC		43,459	29	—	(14)
KEPCO Mangilao Solar, LLC		206,018	166,095	—	(865)
Jeju Hanlim Offshore Wind Co., Ltd.		41,325	5,139	—	(2,893)
PT. Siborpa Eco Power		11,306	—	—	(105)
PT. Korea Energy Indonesia		1,917	215	1,681	37
KOLAT SpA		28,349	849	180	(464)
KEPCO California, LLC		43,732	4,113	1,310	160
KEPCO Mojave Holdings, LLC		95,294	71,358	—	(4,254)
Incheon Fuel Cell Co., Ltd.		259,111	236,901	46,034	962
KOEN Service Co., Ltd.		8,963	6,557	35,190	2,326
KOMIPO Service Co., Ltd.		4,384	4,475	32,323	(96)
KOWEPO Service Co., Ltd.		7,289	5,869	31,700	303
KOSPO Service Co., Ltd.		5,762	4,990	26,257	31
EWP Service Co., Ltd.		5,483	5,455	24,957	14
PT. KOMIPO Energy Indonesia		2,996	395	2,077	106
KNF partners Co., Ltd.		1,800	969	5,664	152
KOSPO USA Inc.		286,081	293	—	968
Nambu USA LLC		277,698	—	—	568
Tamra Offshore Wind Power Co., Ltd.		146,736	106,961	21,731	5,168
KEPCO MCS Co., Ltd.		80,277	39,139	349,116	19,043
KEPCO FMS Co., Ltd.		17,188	15,577	94,210	214
Firstkeepers Co., Ltd.		17,152	16,041	77,189	19
Secutec Co., Ltd.		13,176	10,662	65,963	1,774
SE Green Energy Co., Ltd.		153,105	119,461	38,867	4,025
KEPCO Mangilao America LLC		2,173	1	—	—
Mangilao Intermediate Holdings LLC		220,690	205,421	—	(6,975)
KEPCO CSC Co., Ltd.		8,093	6,799	41,854	(2,101)
KOAK Power Limited		14,363	393	—	(551)
KOMIPO Europe B.V.		70,431	97	402	(503)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows, continued:

In millions of won
December 31, 2021
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
Haenanum Energy Fund	~~W~~	7,463	3	40	(74)
Paju Ecoenergy Co., Ltd.		57,795	2,118	15,425	2,234
Guam Ukudu Power LLC		30,133	30,438	—	(2,030)
TS Energy No. 25 Co., Ltd.		353,324	318,977	421	(7,525)
KPS Partners Co., Ltd.		2,809	1,529	9,520	323
KEPCO E&C Service Co., Ltd.		4,054	1,889	15,985	1,242
Moha solar Co., Ltd.		32,808	33,933	48	(706)
Ogiri Solar Power Co., Ltd.		1,041	1	—	9
KHNP USA LLC		766	10	1,001	267
KOMIPO Vanphong Power Service LLC		3,758	860	3,853	958
Energy Innovation Fund I		22,616	3,202	—	(888)
KHNP Chile SpA		5,294	3,879	—	17
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,775	1,632	5	(30)
Yeong Yang Corporation Co., Ltd.		1,776	1,623	9	(19)
SolarVader Co., Ltd.		1,772	1,627	—	(26)
Yeong Yang Innovation Co., Ltd.		1,773	1,622	5	(21)
Yeong Yang Horus Photovoltaic Co., Ltd.		1,771	1,624	9	(24)
Yeong Yang Solar Management Co., Ltd.		1,774	1,625	—	(23)
LSG Hydro Power Limited		1	—	—	—
KOEN Bio Co., Ltd.		394	199	51	(305)
KOMIPO Iberian Solar Group, S.L.U.		70,993	56,707	—	1,354
Jeongam Wind Power Co., Ltd.		86,853	74,267	10,476	1,027
KOWEPO Europe B.V.		39,973	1,449	—	(744)
Yeongdeok Sunrise Wind Power Co., Ltd.		21,252	768	—	(116)
KHNP Spain, S.L.		5	—	—	—

(*1)	Financial information of EWP America Inc. includes that of three other subsidiaries, EWP Renewable Corporation, California Power Holdings, LLC and EWPRC Biomass Holdings, LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of four other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund and BSK E-New Industry Fund X.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on abilities to subsidiaries as of September 30, 2022 are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the Group.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied, or prior written consent of financial institutions is obtained. Group’s shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Jeongam Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied, and payments to the contracting party may be restricted depending on the financial management priority of the contract. Group’s shares cannot be wholly or partially transferred without prior consent of other stakeholders including shareholders or financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the Group.

Gyeongju Wind Power Co., Ltd.	Dividends and settlement amounts for O&M and renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Korea Offshore Wind Power Co., Ltd.	Principals and interest payments on subordinated loans or dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

(5)	As of September 30, 2022, the Group has following entitlements in relation to its subsidiaries as per its shareholder’s agreements:

Company	Unrecognized Commitments
KOSPO Youngnam Power Co., Ltd.	The Group holds the right to purchase all shares held by the financial investors of KOSPO Youngnam Power Co., Ltd., a subsidiary of the Group, at face value of the issued shares on the 7th and 12th years from the Group’s establishment date.

Jeongam Wind Power Co., Ltd.	When the Group requests other shareholders to transfer shares after the completion of the power generation complex, the Group has a right to purchase the shares at fair value.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-Group eliminations as of and for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won
September 30, 2022
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	291,103	819,764	333,605	1,451,591	2,896,063
Non-current assets		738	668,890	434,563	4,743,169	5,847,360
Current liabilities		(9,795)	(294,363)	(221,488)	(975,508)	(1,501,154)
Non-current liabilities		(4,241)	(19,584)	(19,789)	(2,945,407)	(2,989,021)
Net assets		277,805	1,174,707	526,891	2,273,845	4,253,248
Book value of non-controlling interests		136,125	575,607	178,721	887,183	1,777,636
Sales		22,848	1,028,291	310,976	1,201,695	2,563,810
Profit for the period		19,001	68,018	4,044	60,125	151,188
Profit for the period attributable to non-controlling interests		9,310	33,329	1,372	5,467	49,478
Cash flows from operating activities		66,925	16,058	(20,923)	151,837	213,897
Cash flows from investing activities		22,187	52,290	5,187	(330,633)	(250,969)
Cash flows from financing activities before dividends to non-controlling interests		(1,632)	(31,759)	14,612	269,197	250,418
Dividends to non-controlling interests		(1,289)	(26,438)	(3,071)	(3,084)	(33,882)
Effect of exchange rate fluctuation		42,333	1,873	412	27,303	71,921
Net increase (decrease) of cash and cash equivalents		128,524	12,024	(3,783)	114,620	251,385

In millions of won
December 31, 2021
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	234,224	793,995	253,958	1,030,049	2,312,226
Non-current assets		24,845	626,710	451,085	3,829,243	4,931,883
Current liabilities		(30,783)	(265,017)	(183,100)	(599,373)	(1,078,273)
Non-current liabilities		(7,772)	(46,590)	(8,492)	(2,666,345)	(2,729,199)
Net assets		220,514	1,109,098	513,451	1,593,574	3,436,637
Book value of non-controlling interests		108,052	543,458	174,163	717,166	1,542,839
Sales		60,532	1,375,668	433,127	1,277,848	3,147,175
Profit for the year		12,981	98,132	16,452	120,488	248,053
Profit for the year attributable to non-controlling interests		6,361	48,085	5,581	25,803	85,830
Cash flows from operating activities		116,440	133,160	(16,270)	295,532	528,862
Cash flows from investing activities		2,216	(39,444)	19,061	(301,402)	(319,569)
Cash flows from financing activities before dividends to non-controlling interests		(88,927)	(30,599)	(8,467)	125,685	(2,308)
Dividends to non-controlling interests		—	(25,269)	(3,639)	(2,608)	(31,516)
Effect of exchange rate fluctuation		10,683	885	38	7,243	18,849
Net increase (decrease) of cash and cash equivalents		40,412	38,733	(9,277)	124,450	194,318

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(7)	Changes in goodwill

(i)	Details of goodwill as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022		December 31, 2021
Acquisition cost	~~W~~	100,090	105,647
Less: Accumulated impairment		—	—

Carrying book value	~~W~~	100,090	105,647

(ii)	Changes in goodwill for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	September 30, 2022
	Beginning		Increase	Decrease	Ending
Acquisition cost	~~W~~	105,647	—	(5,557)	100,090
Less: Accumulated impairment		—	—	—	—

Carrying book value	~~W~~	105,647	—	(5,557)	100,090

In millions of won	December 31, 2021
	Beginning		Increase	Decrease	Ending
Acquisition cost	~~W~~	98,166	7,481	—	105,647
Less: Accumulated impairment		—	—	—	—

Carrying book value	~~W~~	98,166	7,481	—	105,647

(8)	Disposals of subsidiaries

The Group has completed the liquidation process of EWPRC Biomass Holdings, LLC and has disposed of shares of KEPCO Solar of Alamosa LLC during the nine-month period ended September 30, 2022. The Group had completed the liquidation process of VI Carbon Professional Private Special Asset Investment Trust 1, KOSEP USA, Inc., and Korea Imouraren Uranium Investment Corp. and had disposed of shares of DG Fairhaven Power, LLC during the year ended December 31, 2021.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won
September 30, 2022
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	1,930,789
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	873,115
Gemeng International Energy Co., Ltd.	Power generation	China	34.00%		413,153	623,179
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	293,724
Korea Power Exchange (*1)	Management of power market and others	Korea	100.00%		127,839	272,661
Indeck Niles Development, LLC	Power generation	USA	50.00%		263,901	399,974
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	254,949
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	138,015
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	148,478
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	119,345
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	137,868
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	137,718
Dongducheon Dream Power Co., Ltd. (*2)	Power generation	Korea	33.61%		148,105	87,836
Nepal Water & Energy Development Company Private Limited (*3)	Construction and operation of utility plant	Nepal	69.06%		70,228	79,519
SPC Power Corporation	Power generation	Philippines	38.00%		20,635	69,300
Korea Electric Power Corporation Fund (*4)	Developing electric enterprises	Korea	98.09%		28,325	32,801
YTN Co., Ltd.	Broadcasting	Korea	21.43%		59,000	52,623
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	41,310
PT. Cirebon Energi Prasarana (*5)	Power generation	Indonesia	10.00%		26,710	74,018
Others (Gwangyang Green Energy Co., Ltd. and 76 others)					293,842	275,194

					3,071,106	6,042,416

<Joint ventures>
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	374,805
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	212,077
Amman Asia Electric Power Company (*6)	Power generation	Jordan	60.00%		111,476	262,276
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	Philippines	75.20%		94,579	214,925
Rabigh Electricity Company	Power generation	Saudi Arabia	40.00%		109,743	245,228
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,573	151,457
Kelar S.A. (*6)	Power generation	Chile	65.00%		78,060	122,455
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	104,633
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	93,585
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	454,657
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	59,866
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		115,949	176,825
Shuweihat Asia Power Investment B.V.	Holding company	Netherlands	49.00%		44,405	75,967
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	61,981
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	47,938
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	48,884
Chile Solar JV SpA	Power generation	Chile	50.00%		37,689	34,740
Prime Swedish Holding AB	Holding company	Sweden	45.00%		35,410	37,809
Others (Dangjin Eco Power Co., Ltd. and 81 others)					813,596	669,751

					2,335,662	3,449,859

				~~W~~	5,406,768	9,492,275

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2022 and December 31, 2021 are as follows, continued:

(*1)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*2)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*3)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*4)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*5)

The effective percentage of ownership is less than 20% but the Group exercises significant influence by participating in making major operating and financial decision. Accordingly, the entity is classified as an associate.

(*6)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2022 and December 31, 2021 are as follows, continued:

In millions of won
December 31, 2021
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	1,815,513
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	661,289
Gemeng International Energy Co., Ltd.	Power generation	China	34.00%		413,153	595,218
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	260,858
Korea Power Exchange (*2)	Management of power market and others	Korea	100.00%		127,839	269,728
Indeck Niles Development, LLC (*3,5)	Power generation	USA	56.25%		268,113	246,273
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	243,772
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	122,786
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	121,969
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	121,955
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	93,074
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	92,441
Dongducheon Dream Power Co., Ltd. (*4)	Power generation	Korea	33.61%		148,105	74,198
Nepal Water & Energy Development Company Private Limited (*5)	Construction and operation of utility plant	Nepal	69.06%		70,228	66,333
SPC Power Corporation	Power generation	Philippines	38.00%		20,635	65,046
Korea Electric Power Corporation Fund (*6)	Developing electric enterprises	Korea	98.09%		48,410	47,983
YTN Co., Ltd.	Broadcasting	Korea	21.43%		59,000	51,828
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	35,077
Others (Gwangyang Green Energy Co., Ltd. and 71 others)					284,984	247,032

					3,059,835	5,232,373

<Joint ventures>
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	294,649
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	204,587
Amman Asia Electric Power Company (*7)	Power generation	Jordan	60.00%		111,476	178,679
KEPCO SPC Power Corporation (*7)	Construction and operation of utility plant	Philippines	75.20%		94,579	198,979
Rabigh Electricity Company	Power generation	Saudi Arabia	40.00%		109,743	143,678
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,535	81,595
Kelar S.A. (*7)	Power generation	Chile	65.00%		78,060	86,695
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		26,892	46,546
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	73,167
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		2,781	—
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	58,231
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		76,916	79,700
Shuweihat Asia Power Investment B.V.	Holding company	Netherlands	49.00%		44,405	37,069
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	47,015
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	44,217
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	37,360
Chile Solar JV SpA	Power generation	Chile	50.00%		37,689	32,457
Others (Dangjin Eco Power Co., Ltd. and 78 others)					824,533	594,387

					2,069,491	2,239,011

				~~W~~	5,129,326	7,471,384

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2022 and December 31, 2021 are as follows, continued:

(*1)	Due to changes in equity, the nominal and effective percentage of ownership are 20.47%.
(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*3)	According to the shareholders’ agreement, additional investment of 50% of total stake is agreed by March 2022.
(*4)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*5)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*6)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*7)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures.

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won
Investees	September 30, 2022		December 31, 2021

<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	77,523	115,339
Korea Gas Corporation		638,820	738,990
YTN Co., Ltd.		60,840	26,550
SPC Power Corporation		142,794	203,589
PT. Bayan Resources TBK		4,198,669	1,495,801

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won
September 30, 2022
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,815,513	—	—	(51,559)	122,657	41,751	2,427	1,930,789
PT. Bayan Resources TBK		661,289	—	—	(253,780)	380,429	85,172	5	873,115
Gemeng International Energy Co., Ltd.		595,218	—	—	—	(13,061)	41,022	—	623,179
Goseong Green Power Co., Ltd.		260,858	—	—	—	32,866	—	—	293,724
Korea Power Exchange		269,728	—	—	—	3,051	—	(118)	272,661
Indeck Niles Development, LLC		246,273	—	(4,212)	—	72,781	21,560	63,572	399,974
GS Donghae Electric Power Co., Ltd.		243,772	—	—	—	11,177	—	—	254,949
S-Power Co., Ltd.		122,786	—	—	—	15,229	—	—	138,015
PT. Cirebon Electric Power		121,969	—	—	(6,281)	6,355	687	25,748	148,478
Hyundai Green Power Co., Ltd.		121,955	—	—	(4,008)	1,393	1,346	(1,341)	119,345
Shin Pyeongtaek Power Co., Ltd.		93,074	—	—	—	44,778	—	16	137,868
Xe-Pian Xe-Namnoy Power Co., Ltd.		92,441	—	—	—	21,436	23,841	—	137,718
Dongducheon Dream Power Co., Ltd.		74,198	—	—	—	13,622	—	16	87,836
Nepal Water & Energy Development Company Private Limited		66,333	—	—	—	(496)	13,682	—	79,519
SPC Power Corporation		65,046	—	—	(2,692)	1,542	5,406	(2)	69,300
Korea Electric Power Corporation Fund		47,983	—	(20,085)	—	6,983	(2,080)	—	32,801
YTN Co., Ltd.		51,828	—	—	(450)	1,293	(35)	(13)	52,623
PT Wampu Electric Power		35,077	—	—	(5,551)	1,898	2,641	7,245	41,310
PT. Cirebon Energi Prasarana		—	24,052	—	—	33,027	4,833	12,106	74,018
Others (Gwangyang Green Energy Co., Ltd. and 79 others)		247,032	22,032	(11,388)	(9,097)	22,005	(4,135)	8,745	275,194

		5,232,373	46,084	(35,685)	(333,418)	778,965	235,691	118,406	6,042,416

<Joint ventures>
Jamaica Public Service Company Limited		294,649	—	—	(2,538)	20,641	63,933	(1,880)	374,805
Datang Chifeng Renewable Power Co., Ltd.		204,587	—	—	—	(5,783)	13,273	—	212,077
Amman Asia Electric Power Company		178,679	—	—	—	15,210	68,387	—	262,276
KEPCO SPC Power Corporation		198,979	—	—	(11,501)	19,341	8,106	—	214,925
Rabigh Electricity Company		143,678	—	—	(11,248)	27,350	85,448	—	245,228
PT Barito Wahana Tenaga		81,595	39	—	—	8,302	61,521	—	151,457
Kelar S.A.		86,695	—	—	—	171	15,330	20,259	122,455
PT. Tanjung Power Indonesia		46,546	30,147	—	(5,996)	3,881	31,500	(1,445)	104,633
RE Holiday Holdings LLC		73,167	—	—	(1,369)	640	21,147	—	93,585
Nghi Son 2 Power LLC		—	172,480	—	—	48,518	233,659	—	454,657
Solar Philippines Calatagan Corporation		58,231	—	—	(1,708)	4,719	(1,376)	—	59,866
OneEnergy Asia Limited		79,700	39,033	—	—	(30,175)	88,267	—	176,825
Shuweihat Asia Power Investment B.V.		37,069	—	—	(2,984)	(1,130)	43,012	—	75,967
RE Pioneer Holdings LLC		47,015	—	—	—	(333)	15,299	—	61,981
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		44,217	—	—	(2,698)	3,057	3,362	—	47,938
South Jamaica Power Company Limited		37,360	—	—	—	3,243	8,281	—	48,884
Chile Solar JV SpA		32,457	—	—	—	(46)	2,329	—	34,740
Prime Swedish Holding AB		15,441	20,896	—	—	(212)	—	1,684	37,809
Others (Dangjin Eco Power Co., Ltd. and 82 others)		578,946	19,842	(15,891)	(9,430)	53,102	41,274	1,908	669,751

		2,239,011	282,437	(15,891)	(49,472)	170,496	802,752	20,526	3,449,859

	~~W~~	7,471,384	328,521	(51,576)	(382,890)	949,461	1,038,443	138,932	9,492,275

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows, continued:

In millions of won
December 31, 2021
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,647,325	—	—	—	209,357	13,017	(54,186)	1,815,513
PT. Bayan Resources TBK		425,234	—	—	(68,666)	267,874	36,885	(38)	661,289
Gemeng International Energy Co., Ltd.		679,708	—	—	(11,886)	(154,930)	82,326	—	595,218
Goseong Green Power Co., Ltd.		2,186	259,840	—	—	(1,168)	—	—	260,858
Korea Power Exchange		269,122	—	—	—	(10)	—	616	269,728
Indeck Niles Development, LLC		20,627	222,551	—	—	(13,160)	6,652	9,603	246,273
GS Donghae Electric Power Co., Ltd.		244,426	—	—	(15,640)	14,972	—	14	243,772
S-Power Co., Ltd.		110,292	—	—	—	12,437	57	—	122,786
PT. Cirebon Electric Power		117,811	—	—	(18,253)	10,679	1,396	10,336	121,969
Hyundai Green Power Co., Ltd.		132,774	—	—	(8,888)	(562)	(1,346)	(23)	121,955
Shin Pyeongtaek Power Co., Ltd.		69,591	—	—	—	23,476	—	7	93,074
Xe-Pian Xe-Namnoy Power Co., Ltd.		64,570	—	—	—	19,306	8,565	—	92,441
Dongducheon Dream Power Co., Ltd.		80,637	—	—	—	(6,439)	—	—	74,198
Nepal Water & Energy Development Company Private Limited		42,677	19,960	—	—	(616)	4,312	—	66,333
SPC Power Corporation		69,912	—	—	(20,468)	5,311	10,291	—	65,046
Korea Electric Power Corporation Fund		41,926	—	(3,090)	—	9,065	82	—	47,983
YTN Co., Ltd.		40,549	—	—	(270)	11,192	22	335	51,828
PT Wampu Electric Power		27,865	—	—	—	3,196	1,355	2,661	35,077
Others (Gwangyang Green Energy Co., Ltd. and 73 others)		163,555	66,302	(394)	(4,324)	7,143	(1,863)	16,613	247,032

		4,250,787	568,653	(3,484)	(148,395)	417,123	161,751	(14,062)	5,232,373

<Joint ventures>
Jamaica Public Service Company Limited		266,221	—	—	(4,578)	12,963	23,820	(3,777)	294,649
Datang Chifeng Renewable Power Co., Ltd.		188,478	—	—	(14,191)	9,342	20,958	—	204,587
Amman Asia Electric Power Company		161,253	—	—	(27,428)	18,487	26,367	—	178,679
KEPCO SPC Power Corporation		201,663	—	—	(35,763)	37,073	(3,994)	—	198,979
Rabigh Electricity Company		97,157	—	—	(7,221)	17,896	35,846	—	143,678
PT Barito Wahana Tenaga		63,029	140	—	—	4,194	14,232	—	81,595
Kelar S.A.		71,449	—	—	—	2,121	6,416	6,709	86,695
PT. Tanjung Power Indonesia		33,063	—	—	—	5,027	9,029	(573)	46,546
RE Holiday Holdings LLC		68,809	—	—	(9,577)	6,299	7,636	—	73,167
Nghi Son 2 Power LLC		—	—	—	—	—	—	—	—
Solar Philippines Calatagan Corporation		49,017	—	—	(5,961)	5,961	9,214	—	58,231
OneEnergy Asia Limited		56,654	20,262	—	—	(1,138)	3,922	—	79,700
Shuweihat Asia Power Investment B.V.		13,264	—	—	(2,467)	4,564	21,708	—	37,069
RE Pioneer Holdings LLC		49,639	—	—	(14,199)	5,556	6,019	—	47,015
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		42,530	—	—	(2,884)	1,562	3,009	—	44,217
South Jamaica Power Company Limited		31,897	—	—	—	2,515	2,949	(1)	37,360
Chile Solar JV SpA		34,883	—	—	—	831	(3,257)	—	32,457
Others (Dangjin Eco Power Co., Ltd. and 80 others)		490,740	114,557	(11,710)	(15,578)	6,680	6,431	3,267	594,387

		1,919,746	134,959	(11,710)	(139,847)	139,933	190,305	5,625	2,239,011

	~~W~~	6,170,533	703,612	(15,194)	(288,242)	557,056	352,056	(8,437)	7,471,384

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won
September 30, 2022
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation (*)	~~W~~	56,034,824	46,349,275	33,566,734	599,203
PT. Bayan Resources TBK		4,674,624	1,318,437	4,248,470	2,166,756
Gemeng International Energy Co., Ltd.		8,668,405	6,404,108	2,337,257	(3,583)
Goseong Green Power Co., Ltd.		5,568,637	4,546,719	1,534,055	87,878
Korea Power Exchange		368,465	95,804	88,497	2,390
Indeck Niles Development, LLC		1,348,185	761,706	246,910	79,620
GS Donghae Electric Power Co., Ltd.		2,193,078	1,443,227	792,840	32,874
S-Power Co., Ltd.		859,613	575,255	811,681	30,913
PT. Cirebon Electric Power		770,357	230,438	188,338	22,814
Hyundai Green Power Co., Ltd.		779,771	368,236	74,893	3,671
Shin Pyeongtaek Power Co., Ltd.		1,205,268	830,939	801,415	111,094
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,536,703	981,739	137,947	85,767
Dongducheon Dream Power Co., Ltd.		1,516,307	1,218,276	1,390,760	39,032
Nepal Water & Energy Development Company Private Limited		230,206	116,474	28,594	(746)
SPC Power Corporation		272,426	29,227	60,121	22,157
Korea Electric Power Corporation Fund		33,537	100	7,156	6,852
YTN Co., Ltd.		351,598	106,026	106,935	5,872
PT Wampu Electric Power		227,501	137,697	15,302	6,312
PT. Cirebon Energi Prasarana		3,801,289	3,061,111	245,493	54,330

<Joint ventures>
Jamaica Public Service Company Limited		2,645,445	1,746,094	1,117,447	48,294
Datang Chifeng Renewable Power Co., Ltd.		885,097	354,903	90,418	21,309
Amman Asia Electric Power Company		875,829	438,703	19,519	25,369
KEPCO SPC Power Corporation		314,722	28,918	187,166	33,780
Rabigh Electricity Company		2,838,395	2,093,647	243,820	58,205
PT Barito Wahana Tenaga		494,760	—	—	32,974
Kelar S.A.		739,868	556,564	65,393	(4,394)
PT. Tanjung Power Indonesia		868,890	569,938	72,051	11,429
RE Holiday Holdings LLC		394,534	207,363	12,009	(749)
Nghi Son 2 Power LLC		3,906,050	2,996,737	434,243	97,037
Solar Philippines Calatagan Corporation		125,089	44,561	13,730	8,111
OneEnergy Asia Limited		1,195,114	816,832	—	(11,078)
Shuweihat Asia Power Investment B.V.		155,035	—	—	(2,307)
RE Pioneer Holdings LLC		298,235	174,273	9,908	251
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		184,116	64,270	21,358	2,721
South Jamaica Power Company Limited		591,534	347,098	229,108	16,434
Chile Solar JV SpA		157,754	88,273	4,297	(615)
Prime Swedish Holding AB		83,294	94	—	(457)

(*)	The profit for the nine-month period ended September 30, 2022 is reduced by the associate entity’s net income attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows, continued:

In millions of won
December 31, 2021
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
Korea Gas Corporation (*)	~~W~~	43,669,902	34,550,567	27,520,756	950,757
PT. Bayan Resources TBK		2,884,474	743,452	3,264,057	1,456,893
Gemeng International Energy Co., Ltd.		8,151,333	5,976,164	2,511,377	(404,570)
Goseong Green Power Co., Ltd.		5,412,537	4,509,791	740,028	51,450
Korea Power Exchange		331,640	61,912	110,075	492
Indeck Niles Development, LLC		1,051,557	729,078	—	(25,184)
GS Donghae Electric Power Co., Ltd.		2,149,060	1,432,083	760,323	44,035
S-Power Co., Ltd.		856,963	603,519	608,259	24,998
PT. Cirebon Electric Power		697,614	254,089	273,650	39,965
Hyundai Green Power Co., Ltd.		812,287	391,754	101,818	(280)
Shin Pyeongtaek Power Co., Ltd.		1,028,028	764,551	653,117	57,202
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,321,406	947,430	161,686	76,996
Dongducheon Dream Power Co., Ltd.		1,398,244	1,139,521	750,127	(16,685)
Nepal Water & Energy Development Company Private Limited		153,184	58,545	—	(642)
SPC Power Corporation		242,058	18,535	54,042	35,441
Korea Electric Power Corporation Fund		49,150	237	9,773	9,534
YTN Co., Ltd.		367,950	126,062	137,439	51,044
PT Wampu Electric Power		209,172	132,917	20,294	7,102

<Joint ventures>
Jamaica Public Service Company Limited		2,174,800	1,469,297	1,113,943	41,277
Datang Chifeng Renewable Power Co., Ltd.		827,213	315,746	120,989	24,398
Amman Asia Electric Power Company		731,745	433,946	17,753	30,815
KEPCO SPC Power Corporation		290,981	26,381	181,443	49,499
Rabigh Electricity Company		2,410,335	1,910,203	266,822	34,268
PT Barito Wahana Tenaga		266,584	39	—	25,839
Kelar S.A.		655,236	526,063	84,504	3,641
PT. Tanjung Power Indonesia		713,715	580,727	89,491	14,511
RE Holiday Holdings LLC		335,130	188,796	19,724	10,897
Nghi Son 2 Power LLC		2,982,805	3,020,684	548,027	84,276
Solar Philippines Calatagan Corporation		117,324	46,759	19,418	11,782
OneEnergy Asia Limited		136,247	777	—	(2,844)
Shuweihat Asia Power Investment B.V.		75,652	—	—	23,905
RE Pioneer Holdings LLC		220,390	126,361	12,925	9,307
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		198,437	87,895	29,094	3,905
South Jamaica Power Company Limited		474,664	287,852	224,159	5,743
Chile Solar JV SpA		68,445	3,531	3,060	1,408

(*)	The profit for the year ended December 31, 2021 is reduced by the associate entity’s net income (loss) attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won
September 30, 2022
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	9,685,550	20.47%	1,982,632	—	—	(51,843)	1,930,789
PT. Bayan Resources TBK		3,356,187	20.00%	671,237	278,257	—	(76,379)	873,115
Gemeng International Energy Co., Ltd.		2,264,297	34.00%	769,861	—	—	(146,682)	623,179
Goseong Green Power Co., Ltd.		1,021,918	29.00%	296,356	—	(2,632)	—	293,724
Korea Power Exchange		272,661	100.00%	272,661	—	—	—	272,661
Indeck Niles Development, LLC		586,479	50.00%	293,240	106,734	—	—	399,974
GS Donghae Electric Power Co., Ltd.		749,851	34.00%	254,949	—	—	—	254,949
S-Power Co., Ltd.		284,357	49.00%	139,335	—	(1,320)	—	138,015
PT. Cirebon Electric Power		539,919	27.50%	148,478	—	—	—	148,478
Hyundai Green Power Co., Ltd.		411,535	29.00%	119,345	—	—	—	119,345
Shin Pyeongtaek Power Co., Ltd.		374,329	40.00%	149,732	3,559	(15,423)	—	137,868
Xe-Pian Xe-Namnoy Power Co., Ltd.		554,964	25.00%	138,741	305	(1,039)	(289)	137,718
Dongducheon Dream Power Co., Ltd.		298,031	34.01%	101,360	1,757	(2,699)	(12,582)	87,836
Nepal Water & Energy Development Company Private Limited		113,732	69.06%	78,547	972	—	—	79,519
SPC Power Corporation		243,199	38.00%	92,416	—	—	(23,116)	69,300
Korea Electric Power Corporation Fund		33,437	98.09%	32,798	—	—	3	32,801
YTN Co., Ltd.		245,572	21.43%	52,623	—	—	—	52,623
PT Wampu Electric Power		89,804	46.00%	41,310	—	—	—	41,310
PT. Cirebon Energi Prasarana		740,178	10.00%	74,018	—	—	—	74,018

<Joint ventures>
Jamaica Public Service Company Limited		899,351	40.00%	359,740	29,357	—	(14,292)	374,805
Datang Chifeng Renewable Power Co., Ltd.		530,194	40.00%	212,077	—	—	—	212,077
Amman Asia Electric Power Company		437,126	60.00%	262,276	—	—	—	262,276
KEPCO SPC Power Corporation		285,804	75.20%	214,925	—	—	—	214,925
Rabigh Electricity Company		744,748	40.00%	297,899	—	(51,867)	(804)	245,228
PT Barito Wahana Tenaga		494,760	30.61%	151,457	—	—	—	151,457
Kelar S.A.		183,303	65.00%	119,148	3,307	—	—	122,455
PT. Tanjung Power Indonesia		298,951	35.00%	104,633	—	—	—	104,633
RE Holiday Holdings LLC		187,171	50.00%	93,585	—	—	—	93,585
Nghi Son 2 Power LLC		909,313	50.00%	454,657	—	—	—	454,657
Solar Philippines Calatagan Corporation		80,528	38.00%	30,601	—	—	29,265	59,866
OneEnergy Asia Limited		378,282	40.00%	151,314	25,511	—	—	176,825
Shuweihat Asia Power Investment B.V.		155,035	49.00%	75,967	—	—	—	75,967
RE Pioneer Holdings LLC		123,962	50.00%	61,981	—	—	—	61,981
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		119,846	40.00%	47,938	—	—	—	47,938
South Jamaica Power Company Limited		244,435	20.00%	48,887	—	—	(3)	48,884
Chile Solar JV SpA		69,481	50.00%	34,740	—	—	—	34,740
Prime Swedish Holding AB		83,201	45.00%	37,440	369	—	—	37,809

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)

Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of September 30, 2022 and December 31, 2021 are as follows, continued:

In millions of won
December 31, 2021
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	9,119,335	20.47%	1,866,728	—	—	(51,215)	1,815,513
PT. Bayan Resources TBK		2,141,022	20.00%	428,204	309,464	—	(76,379)	661,289
Gemeng International Energy Co., Ltd.		2,175,169	34.00%	739,557	—	—	(144,339)	595,218
Goseong Green Power Co., Ltd.		902,746	29.00%	261,796	—	(938)	—	260,858
Korea Power Exchange		269,728	100.00%	269,728	—	—	—	269,728
Indeck Niles Development, LLC		322,479	56.25%	181,395	64,878	—	—	246,273
GS Donghae Electric Power Co., Ltd.		716,977	34.00%	243,772	—	—	—	243,772
S-Power Co., Ltd.		253,444	49.00%	124,188	—	(1,402)	—	122,786
PT. Cirebon Electric Power		443,525	27.50%	121,969	—	—	—	121,969
Hyundai Green Power Co., Ltd.		420,533	29.00%	121,955	—	—	—	121,955
Shin Pyeongtaek Power Co., Ltd.		263,477	40.00%	105,391	3,559	(15,876)	—	93,074
Xe-Pian Xe-Namnoy Power Co., Ltd.		373,976	25.00%	93,494	305	(1,069)	(289)	92,441
Dongducheon Dream Power Co., Ltd.		258,723	34.01%	87,992	1,757	(2,969)	(12,582)	74,198
Nepal Water & Energy Development Company Private Limited		94,639	69.06%	65,361	972	—	—	66,333
SPC Power Corporation		223,523	38.00%	84,939	—	—	(19,893)	65,046
Korea Electric Power Corporation Fund		48,913	98.09%	47,979	—	—	4	47,983
YTN Co., Ltd.		241,863	21.43%	51,828	—	—	—	51,828
PT Wampu Electric Power		76,255	46.00%	35,077	—	—	—	35,077

<Joint ventures>
Jamaica Public Service Company Limited		705,503	40.00%	282,201	29,357	—	(16,909)	294,649
Datang Chifeng Renewable Power Co., Ltd.		511,467	40.00%	204,587	—	—	—	204,587
Amman Asia Electric Power Company		297,799	60.00%	178,679	—	—	—	178,679
KEPCO SPC Power Corporation		264,600	75.20%	198,979	—	—	—	198,979
Rabigh Electricity Company		500,132	40.00%	200,053	—	(55,571)	(804)	143,678
PT Barito Wahana Tenaga		266,545	30.61%	81,595	—	—	—	81,595
Kelar S.A.		129,173	65.00%	83,962	2,733	—	—	86,695
PT. Tanjung Power Indonesia		132,988	35.00%	46,546	—	—	—	46,546
RE Holiday Holdings LLC		146,334	50.00%	73,167	—	—	—	73,167
Nghi Son 2 Power LLC		(37,879)	50.00%	(18,940)	—	—	18,940	—
Solar Philippines Calatagan Corporation		70,565	38.00%	26,815	—	—	31,416	58,231
OneEnergy Asia Limited		135,470	40.00%	54,188	25,512	—	—	79,700
Shuweihat Asia Power Investment B.V.		75,652	49.00%	37,069	—	—	—	37,069
RE Pioneer Holdings LLC		94,029	50.00%	47,015	—	—	—	47,015
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		110,542	40.00%	44,217	—	—	—	44,217
South Jamaica Power Company Limited		186,812	20.00%	37,362	—	—	(2)	37,360
Chile Solar JV SpA		64,914	50.00%	32,457	—	—	—	32,457

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(6)

As of September 30, 2022 and December 31, 2021, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won	September 30, 2022			December 31, 2021
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Eurasia Energy Holdings	~~W~~	40	230	15	190
Gunsan Bio Energy Co., Ltd.		94	3,958	282	3,864
Daehan Wind Power PSC		—	—	(3,855)	—
Dayone Energy Co., Ltd.		783	24,235	(1,244)	23,452
Nghi Son 2 Power LLC		(18,940)	—	(114,340)	18,940
Samcheok Eco Materials Co., Ltd.		71	533	(323)	462
Naepo Green Energy Co., Ltd.		4,190	11,937	5,469	7,747
Barakah One Company		136,874	179,710	(26,502)	42,836
Pioneer Gas Power Limited		26,616	64,245	21,691	37,629
Incheon New Power Co., Ltd.		(163)	—	(31)	163
Bigeum Resident Photovoltaic Power Co., Ltd.		283	581	182	298
KAPES, Inc.		717	4,232	317	3,515
Chester Solar IV SpA		416	437	21	21
Chester Solar V SpA		32	32	—	—
Diego de Almagro Solar SpA		185	185	—	—
International Offshore Power Transmission Holding Company Limited		50	50	—	—
SEP Co., Ltd.		12	12	—	—

(7)	As of September 30, 2022, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd. issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Group provided a performance guarantee on this agreement.

(ii)	Taebaek Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iii)	Pyeongchang Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation. The Group is under agreement of O&M with the entity. Pursuant to the agreement, the Group guarantees a certain level of utilization rate and it is obligated to pay the penalty in the event of suspension in power generating.

(iv)	Daeryun Power Co., Ltd.

The Group reserves the right to participate in the transfer of shares in Daeryun Power Co., Ltd. on the same terms as Daeryun E&S Co., Ltd., if Daeryun E&S Co., Ltd. wishes to transfer its shares in Daeryun Power Co., Ltd.

The Group has a right to purchase all or part of the shares of Daegu Green Power Co., Ltd. held by Lotte Engineering & Construction Co. at the yield-based transfer amount agreed with the shareholders.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of September 30, 2022, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(v)	Daegu Green Power Co., Ltd.

The Group has a right to purchase all the shares of Daegu Green Power Co., Ltd. held by the financial investors at the yield-based transfer amount agreed with the shareholders. The Group can exercise its right 5, 10 and 13 years after the date of the investment

(vi)	Yeonggwang Wind Power Co., Ltd.

In case the Group intends to purchase all or part of the shares from Daehan Green Energy Co., Ltd., which is a non-controlling shareholder, Daehan Green Energy Co., Ltd. has an obligation to evaluate the shares at fair value and transfer them to the Group.

(vii)	Chester Solar I SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(viii)	Chester Solar IV SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(ix)	Chester Solar V SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(x)	Diego de Almagro Solar SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(xi)	Laurel SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(xii)	Samcheok Eco Materials Co., Ltd.

For Samcheok Eco Materials Co., Ltd., ordinary shareholders have the right to buy the shares of preferred shareholders if preferred shareholders intend to sell their preferred stock until December 26, 2023, and ordinary shareholders shall guarantee the investment principle of preferred shareholders.

(xiii)	Hyundai Green Power Co., Ltd.

As of September 30, 2022, the Group has call option against the financial investors (IBK and others) and also has an obligation to sell its shares in Hyundai Green Power Co., Ltd. when claimed by the financial investors at certain period of time in the future. Also, at certain period of time in the future, the Group has put option against Hyundai Steel Company and a third party designated by Hyundai Steel Company (collectively, “Hyundai Steel Group”), the operating investor of Hyundai Green Power Co., Ltd., according to the conditions of the agreement and also has an obligation to sell its shares upon request from Hyundai Steel Group.

(xiv)	Kosture Co., Ltd.

The Group acquires the shares with the settled amount of coal provided to Kosture Co., Ltd. every year until completion of the subscription set forth in the shareholders’ agreement.

(xv)	Omisan Wind Power Co., Ltd.

When the Group requests Unison Co., Ltd. to transfer shares after the completion of the power generation complex, the Group has a right to purchase the shares or transfer them to others at fair value.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of September 30, 2022, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(xvi)	Changjuk Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Changjuk Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(xvii)	Geumsungsan Wind Power Co., Ltd.

The Group has a right to purchase shares owned by Daemyung Energy Co., Ltd., within the range of 18%, for 3 years after the commencement of the operation.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates and joint ventures as of September 30, 2022 are as follows:

Company	Nature and extent of any significant restrictions

Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Pyeongchang Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior consent of the stakeholders.

Daeryun Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior consent of the majority of major stakeholders.

KNH Solar Co., Ltd.	Principals and interests on subordinated loans or dividends to shareholders cannot be paid without written consent of financial institutions. Also, shares cannot be wholly or partially transferred without the consent of other shareholders.

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the board of directors.

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Naepo Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Solaseado Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar IV SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar V SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Diego de Almagro Solar Spa	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Laurel SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar I SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

GS Donghae Electric Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Shinho Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Honam Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied.

Seokmun Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Chun-cheon Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, principals and interests on subordinated loans shall not be paid until the collateralized debt is fully repaid.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of September 30, 2022 are as follows, continued:

Company	Nature and extent of any significant restrictions

Yeonggwangbaeksu Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Yeonggwang Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jamaica Public Service Company Limited	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

PT. Tanjung Power Indonesia	Dividends can only be paid when all conditions of the loan agreement are satisfied.

DE Energia SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Daesan Green Energy Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Taebaek Gadeoksan Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when prior written consent of financial institutions is obtained.

Bitsolar Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Omisan Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, either of Omisan Wind Power Co., Ltd. and Unison Co., Ltd. shall not transfer their shares to others wholly or partially until 4 years have passed from the completion of power complex without the written consent from the other party. In case the shares of each party becomes less than 10% of outstanding shares after the transfer, it also requires the written consent from the other party.

Yangyang Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Industrial Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Kosture Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Geumsungsan Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred for 3 years after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

Daewon Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Cheongju Eco Park Co., Ltd.	Dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied, or permitted by related financing contracts, or prior written consent of financial institutions is obtained.

Goheung New Energy Co., Ltd.	Payment of dividends or repayment of loans such as subordinated loans to the investors can only be made when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,146,802	(23,479)	—	(29,863)	14,093,460
Buildings		23,359,155	(48,611)	(10,706,804)	(6,509)	12,597,231
Structures		80,726,870	(167,166)	(31,965,496)	(6,721)	48,587,487
Machinery		102,958,339	(131,720)	(52,819,349)	(508,671)	49,498,599
Ships		17,264	—	(3,342)	—	13,922
Vehicles		397,198	(1,962)	(303,807)	(116)	91,313
Equipment		2,112,530	(557)	(1,696,686)	(42)	415,245
Tools		1,292,397	(108)	(1,120,826)	(6)	171,457
Construction-in-progress		33,979,408	(135,638)	—	(157,529)	33,686,241
Right-of-use assets		7,922,854	—	(4,156,020)	—	3,766,834
Asset retirement costs		14,424,632	—	(5,977,346)	(146,423)	8,300,863
Others		15,522,377	—	(12,863,128)	—	2,659,249

	~~W~~	296,859,826	(509,241)	(121,612,804)	(855,880)	173,881,901

In millions of won	December 31, 2021
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,135,452	(23,474)	—	(27,487)	14,084,491
Buildings		22,974,569	(52,122)	(10,041,270)	(7,073)	12,874,104
Structures		78,474,620	(172,021)	(30,171,363)	(13,205)	48,118,031
Machinery		101,052,961	(140,082)	(48,791,577)	(514,991)	51,606,311
Ships		2,068	—	(1,891)	—	177
Vehicles		371,207	(1,675)	(281,833)	(117)	87,582
Equipment		1,989,115	(149)	(1,591,890)	(42)	397,034
Tools		1,256,189	(64)	(1,073,086)	(38)	183,001
Construction-in-progress		30,313,624	(111,822)	—	(157,530)	30,044,272
Right-of-use assets		7,848,138	—	(3,788,741)	—	4,059,397
Asset retirement costs		14,348,920	—	(5,277,109)	(146,423)	8,925,388
Others		14,852,245	—	(12,106,384)	—	2,745,861

	~~W~~	287,619,108	(501,409)	(113,125,144)	(866,906)	173,125,649

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	September 30, 2022
	Beginning balance		Acquisition	Disposal	Depreciation	Others	Ending balance
Land	~~W~~	14,107,965	2,272	(46,346)	—	53,048	14,116,939
(Government grants)		(23,474)	—	1	—	(6)	(23,479)
Buildings		12,926,226	832	(14,269)	(675,712)	408,765	12,645,842
(Government grants)		(52,122)	—	—	4,112	(601)	(48,611)
Structures		48,290,052	1,295	(194,025)	(1,968,378)	2,625,709	48,754,653
(Government grants)		(172,021)	—	680	7,162	(2,987)	(167,166)
Machinery		51,746,393	210,486	(132,899)	(4,388,031)	2,194,370	49,630,319
(Government grants)		(140,082)	—	230	13,022	(4,890)	(131,720)
Ships		177	—	—	(607)	14,352	13,922
Vehicles		89,257	1,375	(69)	(30,526)	33,238	93,275
(Government grants)		(1,675)	(18)	—	463	(732)	(1,962)
Equipment		397,183	64,100	(210)	(149,177)	103,906	415,802
(Government grants)		(149)	—	—	103	(511)	(557)
Tools		183,065	14,956	(56)	(58,564)	32,164	171,565
(Government grants)		(64)	—	—	22	(66)	(108)
Construction-in-progress		30,156,094	8,485,737	(5,945)	—	(4,814,007)	33,821,879
(Government grants)		(111,822)	9,924	—	—	(33,740)	(135,638)
Right-of-use assets		4,059,397	129,718	(1,760)	(409,773)	(10,748)	3,766,834
Asset retirement costs		8,925,388	—	—	(851,092)	226,567	8,300,863
Others		2,745,861	5,280	(21,825)	(783,617)	713,550	2,659,249

	~~W~~	173,125,649	8,925,957	(416,493)	(9,290,593)	1,537,381	173,881,901

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows, continued:

In millions of won	December 31, 2021
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	13,943,326	9,561	(54,447)	—	—	209,525	14,107,965
(Government grants)		(23,475)	—	1	—	—	—	(23,474)
Buildings		12,616,532	9,036	(19,974)	(889,539)	—	1,210,171	12,926,226
(Government grants)		(57,231)	—	—	5,174	—	(65)	(52,122)
Structures		46,258,855	630	(319,287)	(2,582,488)	(741)	4,933,083	48,290,052
(Government grants)		(180,009)	—	1,811	9,517	—	(3,340)	(172,021)
Machinery		50,038,787	268,126	(135,803)	(5,759,155)	—	7,334,438	51,746,393
(Government grants)		(157,785)	—	531	17,519	—	(347)	(140,082)
Ships		255	—	—	(103)	—	25	177
Vehicles		78,983	4,807	(4,298)	(37,980)	—	47,745	89,257
(Government grants)		(632)	(26)	—	460	—	(1,477)	(1,675)
Equipment		407,843	54,875	(667)	(184,007)	—	119,139	397,183
(Government grants)		(227)	—	—	95	—	(17)	(149)
Tools		192,387	19,389	(89)	(81,984)	—	53,362	183,065
(Government grants)		(239)	—	—	209	—	(34)	(64)
Construction-in-progress		30,963,725	12,175,384	(66,965)	—	(3,315)	(12,912,735)	30,156,094
(Government grants)		(79,126)	5,027	—	—	—	(37,723)	(111,822)
Right-of-use assets		4,542,166	78,213	(11,787)	(558,565)	—	9,370	4,059,397
Asset retirement costs		7,413,171	92	(209)	(844,518)	—	2,356,852	8,925,388
Others		2,752,081	5,311	(2,332)	(869,310)	—	860,111	2,745,861

	~~W~~	168,709,387	12,630,425	(613,515)	(11,774,675)	(4,056)	4,178,083	173,125,649

(3)

One of The group’s subsidiaries, Korea Hydro & Nuclear Power Co., Ltd., has recognized proceeds and costs from selling items produced before its intended use, by accounting ~~W~~68,755 million as revenue and ~~W~~47,863 as expense in profit or loss for the nine-month period ended September 30, 2022.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

19.	Investment Properties

(1)	Investment properties as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	195,214	—	—	195,214
Buildings		19,951	(23)	(6,337)	13,591

	~~W~~	215,165	(23)	(6,337)	208,805

In millions of won	December 31, 2021
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	201,605	—	—	201,605
Buildings		19,543	(30)	(8,334)	11,179

	~~W~~	221,148	(30)	(8,334)	212,784

(2)	Changes in investment properties for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	September 30, 2022
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	201,605	—	(6,391)	195,214
Buildings		11,209	(351)	2,756	13,614
(Government grants)		(30)	1	6	(23)

	~~W~~	212,784	(350)	(3,629)	208,805

In millions of won	December 31, 2021
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	200,391	—	1,214	201,605
Buildings		24,833	(1,387)	(12,237)	11,209
(Government grants)		(29)	1	(2)	(30)

	~~W~~	225,195	(1,386)	(11,025)	212,784

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the three and nine-month period ended September 30, 2022 and 2021 are as follows:

In millions of won	September 30, 2022			September 30, 2021
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Rental income	~~W~~	2,647	7,610	2,517	7,331
Operating and maintenance expenses related to rental income		(139)	(394)	(376)	(1,101)

	~~W~~	2,508	7,216	2,141	6,230

(4)	Fair value of investment properties as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022			December 31, 2021
	Book value		Fair value	Book value	Fair value
Land	~~W~~	195,214	292,351	201,605	268,702
Buildings		13,591	15,438	11,179	13,636

	~~W~~	208,805	307,789	212,784	282,338

The Group determined the fair value of investment property on the transition date based on valuations conducted by an independent valuation firm that is independent of the Group. The valuation firm has appropriate qualifications and experience in the valuation of real estate in the Republic of Korea, and the valuation was conducted using a comparison method, which is a method of obtaining economic value based on the marketability of the property. The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the KIFRS transition date (January 1, 2010).

(5)	All of the Group’s investment properties are held under freehold interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

20.	Construction Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	September 30, 2022
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	2,783,935	291,180	(670,692)	2,404,423

(*)

For the nine-month period ended September 30, 2022, the increased balance of contracts from new orders is ~~W~~370,861 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~79,681 million.

In millions of won	December 31, 2021
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	3,152,725	386,208	(754,998)	2,783,935

(*)

For the year ended December 31, 2021, the increased balance of contracts from new orders is ~~W~~458,635 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~72,427 million.

(2)	Accumulated earned revenue, expense and others related to the Group’s construction contracts in progress as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE and others	~~W~~	22,576,674	21,378,929	1,197,745	28,564

In millions of won	December 31, 2021
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE and others	~~W~~	22,051,129	20,967,097	1,084,032	23,238

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

20.	Construction Contracts, Continued

(3)	Gross amount due from customers recognized as contract assets and due to customers recognized as contract liabilities for contract work as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022			December 31, 2021
	Contract assets (*1)		Contract liabilities (*2)	Contract assets (*1)	Contract liabilities (*2)
Nuclear power plant construction in UAE and others	~~W~~	263,593	22,226	82,306	5,330

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.
(*2)

Included in non-financial liabilities as advance received in the consolidated statements of financial position. The revenue recognized on September 30, 2022 from the amounts included in contract liabilities at the end of the prior year is ~~W~~3,637 million.

(4)

The contract with BOC (purchaser) states that disclosure of information related to UAE nuclear power plant construction projects such as contract date, contractual completion date, completion progress, unbilled construction, impairment losses, etc. are not allowed without consent from the purchaser. BOC did not agree to disclose such information. Accordingly, the Group did not disclose such information based on KIFRS 1115 129.2(2) as it is probable that BOC may file a lawsuit for breach of contract if the Group does so. Also, the Group reported to the audit committee that those items will not be disclosed in the notes to the consolidated financial statements.

(5)

Operating segments information related to the contracts for which the Group recognizes revenue based on the percentage-of-completion on a cost-based input method for the nine-month period ended September 30, 2022 are as follows:

In millions of won	September 30, 2022
	Effect from changes in accounting estimates							Contract assets from construction contracts		Trade receivables from construction contracts
	Expected loss on construction contracts		Changes in estimates of contract revenue and costs	Amounts recognized in current profit or loss	Amounts recognized in future profit or loss	Changes in estimated total contract costs	Revenue recognized from performance obligations satisfied in previous periods	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Transmission and distribution	~~W~~	—	41,619	6,924	34,695	116,245	—	156,793	—	88,934	—
Plant maintenance & engineering service		1,942	(1,466)	(29,681)	28,215	20,644	13,412	86,288	3	60,724	19,045
Others		—	—	—	—	—	—	20,512	—	—	—

	~~W~~	1,942	40,153	(22,757)	62,910	136,889	13,412	263,593	3	149,658	19,045

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	965,232	(58)	(778,386)	(20)	186,768
Copyrights, patents rights and other industrial rights		104,194	—	(65,766)	(9,178)	29,250
Mining rights		677,269	—	(46,971)	(585,185)	45,113
Development expenditures		936,207	(3,057)	(876,261)	—	56,889
Intangible assets under development		72,142	(1,845)	—	(8,903)	61,394
Usage rights of donated assets and others		592,825	—	(432,326)	—	160,499
Leasehold rights		28,185	—	(23,057)	—	5,128
Greenhouse gas emissions rights		44,886	—	—	—	44,886
Others		551,640	(68)	(171,069)	(11,955)	368,548

	~~W~~	3,972,580	(5,028)	(2,393,836)	(615,241)	958,475

In millions of won	December 31, 2021
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	867,185	(91)	(704,589)	—	162,505
Copyrights, patents rights and other industrial rights		103,428	—	(59,063)	(9,178)	35,187
Mining rights		623,122	—	(39,803)	(541,417)	41,902
Development expenditures		978,768	(3,820)	(905,805)	(19)	69,124
Intangible assets under development		94,275	(7,326)	—	(12,845)	74,104
Usage rights of donated assets and others		592,870	—	(423,087)	—	169,783
Leasehold rights		28,185	—	(22,337)	—	5,848
Greenhouse gas emissions rights		78,137	—	—	—	78,137
Others		574,957	(71)	(155,404)	(11,995)	407,487

	~~W~~	3,940,927	(11,308)	(2,310,088)	(575,454)	1,044,077

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	September 30, 2022
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	162,596	16,466	(51)	(62,145)	—	69,960	186,826
(Government grants)		(91)	—	—	40	—	(7)	(58)
Copyrights, patents rights and other industrial rights		35,187	144	(38)	(5,768)	—	(275)	29,250
Mining rights		41,902	2,573	—	(3,773)	—	4,411	45,113
Development expenditures		72,944	—	—	(18,391)	—	5,393	59,946
(Government grants)		(3,820)	—	—	1,081	—	(318)	(3,057)
Intangible assets under development		81,430	19,855	—	—	(14)	(38,032)	63,239
(Government grants)		(7,326)	—	—	—	—	5,481	(1,845)
Usage rights of donated assets and others		169,783	—	—	(8,461)	—	(823)	160,499
Leasehold rights		5,848	—	—	(720)	—	—	5,128
Greenhouse gas emissions rights		78,137	64,148	—	—	—	(97,399)	44,886
Others		407,558	1,960	(79)	(18,973)	—	(21,850)	368,616
(Government grants)		(71)	—	—	3	—	—	(68)

	~~W~~	1,044,077	105,146	(168)	(117,107)	(14)	(73,459)	958,475

In millions of won	December 31, 2021
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	152,163	18,834	(1)	(77,881)	—	69,481	162,596
(Government grants)		(136)	—	—	64	—	(19)	(91)
Copyrights, patents rights and other industrial rights		42,916	166	(131)	(7,771)	—	7	35,187
Mining rights		42,390	1,022	—	(3,526)	—	2,016	41,902
Development expenditures		95,166	309	—	(37,033)	—	14,502	72,944
(Government grants)		(5,043)	—	—	1,439	—	(216)	(3,820)
Intangible assets under development		67,018	51,988	—	—	—	(37,576)	81,430
(Government grants)		(7,203)	—	—	—	—	(123)	(7,326)
Usage rights of donated assets and others		184,475	—	—	(13,594)	—	(1,098)	169,783
Leasehold rights		6,340	—	—	(834)	—	342	5,848
Greenhouse gas emissions rights		61,373	78,091	—	(31)	—	(61,296)	78,137
Others		416,346	2,229	—	(26,998)	14	15,967	407,558
(Government grants)		(75)	—	—	4	—	—	(71)

	~~W~~	1,055,730	152,639	(132)	(166,161)	14	1,987	1,044,077

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won and thousands of Australian dollars
September 30, 2022
Type	Description	Currency	Amount	Remaining useful lives
Software	ORACLE license for SDIS integrated DB	KRW	5,921	3 years and 7 months
Copyrights, patents rights and other industrial rights	Contributions to ARP NRC DC	KRW	21,915	5 years and 3 months
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	18,907	4 years and 2 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	8,171	7 years and 9 months
Others	Occupancy and use of public waters	KRW	77,565	14 years and 4 months
	Greenhouse gas emissions rights	KRW	44,886	—
	Business rights	KRW	156,149	27 years and 2 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

In millions of won and thousands of Australian dollars
December 31, 2021
Type	Description	Currency	Amount	Remaining useful lives
Software	DAS MS-SQL CORE license	KRW	3,817	2 years and 8 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	1,851	9 months
	Contributions to ARP NRC DC	KRW	25,045	6 years
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	22,310	4 years and 11 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	8,962	8 years and 6 months
Others	Occupancy and use of public waters	KRW	81,623	15 years and 1 month
	Greenhouse gas emissions rights	KRW	78,137	—
	Business rights	KRW	160,459	27 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

(4)	For the nine-month periods ended September 30, 2022 and 2021, the Group recognized research and development expenses of ~~W~~488,514 million and ~~W~~488,134 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

22.	Trade and Other Payables

Trade and other payables as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022			December 31, 2021
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	7,015,541	—	4,780,260	—
Non-trade payables		1,437,956	2,151,158	1,536,976	2,032,260
Accrued expenses		1,471,204	8,276	1,174,765	8,095
Leasehold deposits received		2,451	35	1,699	741
Other deposits received		116,203	27,235	72,063	68,050
Lease liabilities		685,321	3,995,328	583,558	3,826,945
Dividends payable		3,114	—	4,105	—
Others (*)		—	75,052	—	60,407

	~~W~~	10,731,790	6,257,084	8,153,426	5,996,498

(*)	Details of others as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022			December 31, 2021
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	3,477	—	3,477
Others		—	71,575	—	56,930

	~~W~~	—	75,052	—	60,407

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022		December 31, 2021
Current liabilities
Short-term borrowings	~~W~~	6,856,931	2,920,563
Current portion of long-term borrowings		3,592,103	1,463,703
Current portion of debt securities		10,671,831	9,652,986
Less: Current portion of discount on long-term borrowings		(1,289)	(2,048)
Less: Current portion of discount on debt securities		(5,515)	(5,370)

		21,114,061	14,029,834

Non-current liabilities
Long-term borrowings		2,897,190	2,278,481
Debt securities		85,689,155	64,385,784
Less: Discount on long-term borrowings		(16,912)	(12,857)
Less: Discount on debt securities		(187,584)	(152,760)
Add: Premium on debt securities		825	1,031

		88,382,674	66,499,679

	~~W~~	109,496,735	80,529,513

(2)	Repayment schedule of borrowings and debt securities as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won
September 30, 2022
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	10,449,034	10,671,831
1~ 5 years		1,387,551	55,872,335
Over 5 years		1,509,639	29,816,820

	~~W~~	13,346,224	96,360,986

In millions of won
December 31, 2021
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	4,384,266	9,652,986
1~ 5 years		1,013,500	34,156,038
Over 5 years		1,264,981	30,229,746

	~~W~~	6,662,747	74,038,770

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won and thousands of foreign currencies
September 30, 2022
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
Local short-term borrowings	DB financial investment and others	2.80~4.60	2022.10.04 ~ 2023.04.07		—	~~W~~	4,548,760
Local short-term borrowings	Nonghyup Bank and others	3M CD + 1.11~1.14	2023.05.25 ~ 2023.06.09		—		1,500,000
Foreign short-term borrowings	Shinhan Bank	2.77~2.91	2022.10.25 ~ 2022.11.02	USD	66,987		96,113
Foreign short-term borrowings	Shinhan Bank and others	SOFR(1M) + 0.65~1.63	2022.10.22 ~ 2023.02.27	USD	146,183		209,743
Foreign short-term borrowings	Korea Development Bank and others	2.21~3.64	2022.10.21 ~ 2023.01.30	USD	339,610		487,273
Local bank overdraft	Woori Bank	Standard overdraft rate + 1.32	2023.02.24		—		15,042

						~~W~~	6,856,931

In millions of won and thousands of foreign currencies
December 31, 2021
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
Local short-term borrowings	DB financial investment and others	1.96~4.60	2022.01.07 ~ 2022.12.31		—	~~W~~	2,030,886
Electronic short-term bonds	BNK Securities and others	1.35~1.77	2022.01.21 ~ 2022.02.08		—		100,000
Foreign short-term borrowings	Shinhan Bank and others	0.34~0.45	2022.01.04 ~ 2022.03.30	USD	157,533		186,755
Foreign short-term borrowings	Korea Development Bank and others	1M Libor + 1.25	2022.04.29	USD	173,042		205,142
Foreign short-term borrowings	Shinhan Bank and others	0.57~0.80	2022.06.17 ~ 2022.08.31	USD	78,319		92,847
Foreign short-term borrowings	Credit Agricole and others	0.04	2022.06.28	EUR	72,199		96,915
Local bank overdraft	Korea Development Bank and others	1.73~2.25	2022.01.07 ~ 2022.02.26		—		208,018

						~~W~~	2,920,563

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won and thousands of foreign currencies
September 30, 2022
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

Local long-term borrowings
Korea Development Bank	Others	0.50	2023~2044	—	~~W~~	2,227
	Facility	2.50~4.60	2022~2028	—		31,186
	Facility	CB rate+0.90	2029	—		9,985
	Operating funds	1yr KoFC bond rate + 0.81~0.91	2023~2024	—		54,300
Hana Bank and others	Commercial Paper	3M CD+0.13~1.20	2023~2027	—		3,250,000
	Facility	4.60~4.92	2027~2028	—		8,986
	Facility	3yr KTB rate-1.25	2022~2028	—		4,098
Export-Import Bank of Korea	Project loans	1.50	2026	—		11,785
	Facility	1.32	2028	—		32,000
	Operating funds	1.78	2023	—		15,700
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025	—		3,053
	Facility	3yr KTB rate-2.25	2022~2024	—		597
	Project loans	—	2023~2027	—		5,642
	Others	1.75	2028	—		4,350
Shinhan Bank	Facility	CB rate+1.10	2028	—		12,782
	Commercial Paper	3M CD+0.38	2025	—		150,000
	Others	3.95	2034	—		80,242
	Others	Standard overdraft rate+1.00 CB rate+0.90	2029~2034	—		87,231
Kookmin Bank	Facility	MOR+0.79 3M CD+1.79	2022~2031	—		50,136
Others	Facility	2.80~6.80	2023~2039	—		669,024
	Facility	CB rate+1.10 3.58	2028~2036	—		53,633
	PF Refinancing	1.75~4.06 CB rate+1.25	2029~2035	—		123,907
	PF Refinancing	3.80~5.00	2030~2034	—		67,676
	Others	4.40~7.90	2038~2039	—		87,685
	Others	1.80~5.80	2031~2044	—		63,230

						4,879,455

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744		12,545
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD 86,515		124,132
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD 96,729		195,751
	PF Loan	6M Libor+1.70~2.50	2032	USD 94,916		136,185
POSCO and others	Shareholder’s loan	8.00	2025	USD 10,612		15,226
	Shareholder’s loan	8.00	2031	JOD 4,853		9,821
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2032	JPY 4,752,934		47,209
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY 2,613,385		25,957
Solar Construction Lendings, LLC	PF Loan	5.0	2025	USD 32,600		46,774
Kiwoom Solar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 43,429		61,183
IFC and others	Others	6M Libor+5.00 SOFR(1M)+0.11~0.75 SOFR(3M)+1.98	2025~2031	USD 464,748		666,820
Federal Financing Bank and others	PF Loan	6.00	2038	USD 59,680		85,628
DBS Bank and others	Facility	1M BBSY+1.40~2.25	2025	AUD 194,762		181,737
Others	Others	4.60	2028	USD 606		870

						1,609,838

						6,489,293
Less: Discount on long-term borrowings						(18,201)
Less: Current portion of long-term borrowings						(3,592,103)
Add: Current portion of discount on long-term borrowings						1,289

					~~W~~	2,880,278

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of September 30, 2022 and December 31, 2021 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2021
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

Local long-term borrowings
Korea Development Bank	Others	0.50	2023~2044	—	~~W~~	2,509
	Facility	2.50~4.60	2022~2028	—		39,430
	Operating funds	2.33	2022	—		20,000
	Operating funds	1yr KoFC bond rate + 0.81~0.95	2022~2023	—		64,300
Hana Bank	Commercial Paper	3M CD+0.13~0.43	2022~2025	—		1,050,000
	Facility	4.60	2028	—		9,647
	Facility	3yr KTB rate-1.25	2022~2028	—		4,485
IBK	PF Refinancing	CD+1.25	2030	—		8,589
Export-Import Bank of Korea	Project loans	1.50	2026	—		13,258
	Facility	1.32	2028	—		32,000
	Operating funds	1.78	2023	—		15,700
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025	—		8,971
	Facility	3yr KTB rate-2.25	2022~2024	—		995
	Project loans	—	2023	—		1,197
	Others	1.75	2028	—		4,893
Shinhan Bank and others	Facility	CB rate+1.10	2028	—		14,470
	Commercial Paper	3M CD+0.38	2025	—		150,000
	Others	3.95	2034	—		84,179
	Others	Standard overdraft rate+1.00	2034	—		84,179
Kookmin Bank	Facility	MOR+0.79 3M CD+1.79	2022~2031	—		59,333
Others	Facility	2.80~6.80	2024~2039	—		620,185
	Facility	CB rate+0.90~1.10 3M CD+1.60 3.37	2028~2037	—		171,733
	PF Refinancing	3.80~5.00	2030~2034	—		71,742
	PF Refinancing	1.75	2029	—		22,265
	Others	4.40~7.90	2022~2038	—		116,367
	Others	1.80~4.50	2031~2034	—		49,928

						2,720,355

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744		10,366
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD 89,823		106,485
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD 107,868		180,363
	PF Loan	6M Libor+1.70~2.50	2032	USD 103,340		122,509
POSCO and others	Shareholder’s loan	8.00	2025	USD 11,953		14,171
	Shareholder’s loan	8.00	2031	JOD 4,853		8,114
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2032	JPY 5,144,387		53,000
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY 2,820,708		29,060
Kiwoom Solar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 36,311		48,741
IFC and others	Others	6M Libor+5.00	2031	USD 230,018		272,686
Federal Financing Bank and others	PF Loan	2.39~6.00	2031~2038	USD 94,135		111,597
Others	Others	—	—	USD 54,607		64,737

						1,021,829

						3,742,184
Less: Discount on long-term borrowings						(14,905)
Less: Current portion of long-term borrowings						(1,463,703)
Add: Current portion of discount on long-term borrowings						2,048

					~~W~~	2,265,624

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	September 30, 2022		December 31, 2021
Electricity Bonds	2012.03.27~2022.09.29	2022.10.24~2052.04.21	1.02~5.69	~~W~~	52,380,000	34,080,000
Corporate Bonds (*)	2009.10.16~2022.08.24	2022.10.22~2052.08.24	1.00~5.84		28,762,012	28,194,472
Corporate Bonds	2021.05.26	2025.08.31~2041.05.25	2.00~4.94		26,434	—

					81,168,446	62,274,472
Less: Discount on local debt securities					(55,889)	(52,723)
Less: Current portion of local debt securities					(8,637,075)	(7,432,647)
Add: Current portion of discount on local debt securities					2,473	2,510

				~~W~~	72,477,955	54,791,612

(*)

Among the corporate bonds, each holder of Hee Mang Sunlight Power Co., Ltd.’s private equity bonds, amounting to ~~W~~1,619 million, may exercise the early redemption rights on the 5th year (March 31, 2021) from the date of issuance of the bonds and every year on March 31 thereafter, until the year before the redemption date.

(6)	Foreign debt securities as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won and thousands of foreign currencies
September 30, 2022
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 278,701	~~W~~	399,880
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		451,556
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		411,673
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		143,480
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		430,440
FY-17	2017.07.25	2027.07.25	3.13	USD 300,000		430,440
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		56,353
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		57,893
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		301,587
FY-18	2018.06.07~2018.07.25	2023.06.07~2023.07.25	3.75~3.88	USD 1,400,000		2,008,720
FY-19	2019.02.27	2024.02.27	0.13	CHF 200,000		294,106
FY-19	2019.06.24	2024.06.24	2.50	USD 500,000		717,400
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF 300,000		441,159
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD 300,000		279,935
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 360,899		517,818
FY-20	2020.02.03	2025.02.03	2.13	USD 300,000		430,440
FY-20	2020.05.06	2025.05.06	1.75	USD 500,000		717,400
FY-20	2020.06.15	2025.06.15	1.13	USD 500,000		717,400
FY-20	2020.08.03	2026.02.03	1.00	USD 300,000		430,440
FY-21	2021.01.27	2026.01.27	0.75	USD 450,000		645,660
FY-21	2021.04.27	2026.04.27	1.25	USD 500,000		717,400
FY-21	2021.08.09	2026.08.09	1.25	USD 300,000		430,440
FY-21	2021.09.24	2026.09.24	1.13	USD 300,000		430,440
FY-22	2022.04.21	2027.04.21	3.63	USD 300,000		430,440
FY-22	2022.05.06	2025.05.06	3.60	USD 500,000		717,400
FY-22	2022.06.14	2025.06.14~2027.06.14	3.63~4.00	USD 800,000		1,147,840
FY-22	2022.06.28	2025.06.28	4.13	USD 300,000		430,440
FY-22	2022.07.27	2027.07.27	4.25	USD 700,000		1,004,360

						15,192,540
Less: Discount on foreign debt securities						(137,210)
Add: Premium on foreign debt securities						825
Less: Current portion of foreign debt securities						(2,034,756)
Add: Current portion of discount on foreign debt securities						3,042

					~~W~~	13,024,441

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of September 30, 2022 and December 31, 2021 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2021
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 278,701	~~W~~	330,400
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		373,097
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		340,144
FY-12	2012.09.19	2022.09.19	3.00	USD 750,000		889,125
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		118,550
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		355,650
FY-17	2017.06.19~2017.07.25	2022.06.19~2027.07.25	2.63~3.13	USD 800,000		948,400
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		53,694
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		58,968
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		250,850
FY-18	2018.06.07~2018.07.25	2023.06.07~2023.07.25	3.75~3.88	USD 1,400,000		1,659,700
FY-19	2019.01.22~2019.06.24	2022.01.22~2024.06.24	2.50~3.38	USD 800,000		948,400
FY-19	2019.02.27	2024.02.27	0.13	CHF 200,000		259,494
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF 300,000		389,241
FY-19	2019.07.22	2022.07.22	2.38	USD 300,000		355,650
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD 300,000		257,667
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 371,947		440,943
FY-20	2020.02.03	2025.02.03	2.13	USD 300,000		355,650
FY-20	2020.05.06	2025.05.06	1.75	USD 500,000		592,750
FY-20	2020.06.15	2025.06.15	1.13	USD 500,000		592,750
FY-20	2020.08.03	2026.02.03	0.61	USD 300,000		355,650
FY-21	2021.01.27	2026.01.27	0.75	USD 450,000		533,475
FY-21	2021.04.27	2026.04.27	1.25	USD 500,000		592,750
FY-21	2021.08.09	2026.08.09	1.25	USD 300,000		355,650
FY-21	2021.09.24	2026.09.24	1.13	USD 300,000		355,650

						11,764,298
Less: Discount on foreign debt securities						(105,407)
Add: Premium on foreign debt securities						1,031
Less: Current portion of foreign debt securities						(2,220,339)
Add: Current portion of discount on foreign debt securities						2,860

					~~W~~	9,442,443

(7)	Changes in borrowings and debt securities for the nine-month periods ended September 30, 2022 and 2021 are as follows:

In millions of won	September 30, 2022		September 30, 2021
Beginning balance	~~W~~	80,529,513	69,724,581
Cash flow		26,148,128	4,792,171
Effect of exchange rate fluctuations		2,857,565	1,007,649
Others		(38,471)	146,417

Ending balance	~~W~~	109,496,735	75,670,818

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

24.	Lease

1)	Group as a lessee

(1)	Lease contracts

The Group applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ~~W~~171,857 million and ~~W~~139,481 million respectively, as expense for the nine-month periods ended September 30, 2022 and 2021. The Group also applies the leases of low-value assets recognition exemption to leases contracts with underlying assets considered to be low value (i.e., approximately less than ~~W~~5 million), and recognized ~~W~~1,637million and ~~W~~1,430 million respectively, as expense for the nine-month periods ended September 30, 2022 and 2021. The Group has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	823,749	(206,237)	617,512
Buildings		126,745	(53,114)	73,631
Structures		28,964	(6,405)	22,559
Machinery		1,642	(865)	777
Ships		4,167,438	(1,457,874)	2,709,564
Vehicles		35,783	(20,223)	15,560
Others (*)		2,738,533	(2,411,302)	327,231

	~~W~~	7,922,854	(4,156,020)	3,766,834

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

In millions of won	December 31, 2021
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	814,795	(162,000)	652,795
Buildings		106,823	(43,939)	62,884
Structures		26,374	(5,226)	21,148
Machinery		1,308	(743)	565
Ships		4,217,735	(1,188,516)	3,029,219
Vehicles		30,375	(16,757)	13,618
Others (*)		2,650,728	(2,371,560)	279,168

	~~W~~	7,848,138	(3,788,741)	4,059,397

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

24.	Lease, Continued

(3)	Changes in right-of-use assets for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	September 30, 2022
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	652,795	8,919	(50,154)	—	5,952	617,512
Buildings		62,884	29,166	(20,355)	(520)	2,456	73,631
Structures		21,148	2,689	(1,278)	—	—	22,559
Machinery		565	334	(122)	—	—	777
Ships		3,029,219	—	(296,955)	—	(22,700)	2,709,564
Vehicles		13,618	11,388	(6,711)	(969)	(1,766)	15,560
Others		279,168	77,222	(34,198)	(271)	5,310	327,231

	~~W~~	4,059,397	129,718	(409,773)	(1,760)	(10,748)	3,766,834

In millions of won	December 31, 2021
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	706,579	7,312	(57,231)	—	(3,865)	652,795
Buildings		47,222	22,336	(25,780)	(1,469)	20,575	62,884
Structures		20,486	2,198	(1,536)	—	—	21,148
Machinery		695	—	(130)	—	—	565
Ships		3,437,363	9,694	(411,291)	—	(6,547)	3,029,219
Vehicles		13,525	9,583	(8,162)	(7)	(1,321)	13,618
Others		316,296	27,090	(54,435)	(10,311)	528	279,168

	~~W~~	4,542,166	78,213	(558,565)	(11,787)	9,370	4,059,397

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

24.	Lease, Continued

(4)	Lease liabilities as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022		December 31, 2021
Less than 1 year	~~W~~	717,375	620,121
1 ~ 5 years		2,336,112	2,158,145
More than 5 years		2,178,806	2,150,722

		5,232,293	4,928,988
Less: Discount		(551,644)	(518,485)

Present value of lease payment	~~W~~	4,680,649	4,410,503

(5)	The details of the liquidity classification of lease liabilities as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022		December 31, 2021
Current lease liabilities	~~W~~	685,321	583,558
Non-current lease liabilities		3,995,328	3,826,945

	~~W~~	4,680,649	4,410,503

(6)	Changes in lease liabilities for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	September 30, 2022
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	4,410,503	120,177	(514,236)	71,591	592,614	4,680,649

In millions of won	December 31, 2021
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	4,621,096	73,090	(665,687)	93,651	288,353	4,410,503

(*)	Including translation effect of foreign currency lease liabilities and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

24.	Lease, Continued

(7)	Details of expense relating to lease contracts as lessee for the three and nine-month periods ended September 30, 2022 and 2021 are as follows:

In millions of won	September 30, 2022			September 30, 2021
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Depreciation of right-of-use assets	~~W~~	139,301	409,773	135,675	425,366
Interest expenses of lease liabilities		24,610	71,591	22,438	69,485
Lease expenses for short-term leases		47,519	171,857	82,529	139,481
Lease expenses for leases of low-value assets		667	1,639	594	1430
Variable lease payments		37,271	91,966	35,125	45,721

	~~W~~	249,368	746,826	276,361	681,483

(8)

The total cash outflow related to the lease contracts, including cash outflows due to short-term leases and leases of low-value asset, amounts to ~~W~~779,698 million and ~~W~~701,364 million, for the nine-month periods ended September 30, 2022 and 2021, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

24.	Lease, Continued

2)	Group as a lessor

(1)	Finance lease contracts

The Group entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25-year lease term, and an 89.1MW level Fujeij wind power plant over a 20-year lease term. Also, the Group has provided fly-ash pipe conduit as finance leases with an average lease term of 7 years. In addition, the Group provides 26 energy storage system installation projects and 128 energy efficiency contracts as finance leases with a lease term of 2 to 11 years. Also, the Group entered into a PPA with the Comission Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Profit and loss related to finance lease for the three and nine-month periods ended September 30, 2022 and 2021 are as follows:

In millions of won	September 30, 2022			September 30, 2021
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Finance income on the net investment in the lease	~~W~~	32,867	93,255	28,257	83,884

(3)

Maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022		December 31, 2021
Less than 1 year	~~W~~	204,993	172,528
1 ~ 2 years		191,344	163,937
2 ~ 3 years		187,921	158,933
3 ~ 4 years		185,601	156,450
4 ~ 5 years		189,359	155,068
More than 5 years		1,777,704	1,588,403

		2,736,922	2,395,319
Less: Unearned finance income		(1,345,846)	(1,194,627)

Net investment in the lease (*)	~~W~~	1,391,076	1,200,692

(*)	Including the present value of unguaranteed residual value amounting to ~~W~~25,357 million and ~~W~~19,574 million, as of September 30, 2022 and December 31, 2021, respectively.

The implicit interest rate for a lease term is determined on the lease contract date. The implicit interest rate of the finance lease contracts is from 0.00% up to 17.28% per year as of September 30, 2022. (prior year : 0.00% ~ 16.83%)

(4)	Changes in the allowance for doubtful accounts of finance lease receivables for the nine-month periods ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	September 30, 2022		December 31, 2021
Beginning balance	~~W~~	768	990
Bad debt expense		182	—
Reversal of allowance of doubtful accounts		—	(222)

Ending balance	~~W~~	950	768

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

25.	Employment Benefits

(1)	Employment benefit obligations as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022		December 31, 2021
Net defined benefit asset	~~W~~	99,665	20,871
Net defined benefit obligations		1,138,415	1,675,741
Other long-term employee benefit obligations		2,781	3,417

(2)	Principal assumptions used for actuarial valuation as of September 30, 2022 and December 31, 2021 are as follows:

	September 30, 2022	December 31, 2021
Discount rate	5.03% ~ 5.07%	2.51% ~ 2.60%
Future salary and benefit levels	4.28%	4.28%
Weighted average duration	8.50 years	10.39 years

(3)	Details of expense relating to defined benefit plans for the three and nine-month periods ended September 30, 2022 and 2021 are as follows:

In millions of won	September 30, 2022			September 30, 2021
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Current service cost	~~W~~	123,273	364,785	129,133	385,582
Interest cost		28,784	84,440	22,872	66,980
Expected return on plan assets		(17,811)	(52,947)	(12,933)	(38,594)
Past service cost		95	95	—	—

	~~W~~	134,341	396,373	139,072	413,968

Expenses described above are recognized in those items below in the consolidated financial statements.

In millions of won	September 30, 2022			September 30, 2021
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Cost of sales	~~W~~	100,688	296,479	101,008	304,565
Selling and administrative expenses		20,418	59,661	24,118	67,498
Others (Construction-in-progress and others)		13,235	40,233	13,946	41,905

	~~W~~	134,341	396,373	139,072	413,968

In addition, for the nine-month periods ended September 30, 2022 and 2021, employee benefit obligations expenses of ~~W~~81,345 million and ~~W~~48,854 million, respectively, are recognized as cost of sales, and ~~W~~14,745 million and ~~W~~7,866 million, respectively, are recognized as selling and administrative expenses, and ~~W~~10,046 million and ~~W~~8,942 million, respectively, are recognized as construction-in-progress and others, relates to the Group’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022		December 31, 2021
Present value of defined benefit obligation from funded plans	~~W~~	3,897,931	4,564,417
Fair value of plan assets		(2,859,181)	(2,909,547)

Net liabilities incurred from defined benefit plans	~~W~~	1,038,750	1,654,870

(5)	Changes in the present value of defined benefit obligations for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	September 30, 2022		December 31, 2021
Beginning balance	~~W~~	4,564,417	4,570,614
Current service cost		364,785	524,942
Interest cost		84,440	91,877
Remeasurement component		(830,277)	(345,755)
Past service cost		95	5,483
Actual payments		(285,604)	(282,794)
Others		75	50

Ending balance	~~W~~	3,897,931	4,564,417

(6)	Changes in the fair value of plan assets for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	September 30, 2022		December 31, 2021
Beginning balance	~~W~~	2,909,547	2,670,832
Expected return		52,947	52,782
Remeasurement component		(9,850)	(8,457)
Contributions by the employers		35,877	317,707
Actual payments		(129,340)	(123,317)

Ending balance	~~W~~	2,859,181	2,909,547

In addition, gain on accumulated remeasurement component amounting to ~~W~~474,179 million and gain on accumulated remeasurement component amounting to ~~W~~98,844 million have been recognized as other comprehensive income or loss for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022		December 31, 2021
Equity instruments	~~W~~	226,924	344,002
Debt instruments		779,944	744,167
Bank deposits		546,698	407,809
Others		1,305,615	1,413,569

	~~W~~	2,859,181	2,909,547

For the nine-month period ended September 30, 2022 and for the year ended December 31, 2021, actual returns on plan assets amounted to ~~W~~43,097 million and ~~W~~44,325 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	September 30, 2022		December 31, 2021
Actuarial gain from changes in financial assumptions	~~W~~	(961,043)	(258,194)
Experience adjustments, etc.		130,766	(87,561)
Expected return		9,850	8,457

	~~W~~	(820,427)	(337,298)

Remeasurement component recognized as other comprehensive income or loss is included in retained earnings.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

26.	Provisions

(1)	Provisions as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022			December 31, 2021
	Current		Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~	1,058,888	—	1,048,939	—

Litigation
Litigation provisions		26,736	71,527	26,269	88,449

Decommissioning cost
Nuclear plants		—	19,747,238	—	19,461,461
Spent fuel		548,293	878,625	457,466	893,196
Radioactive waste		90,654	1,756,882	137,342	1,695,193
PCBs		—	95,626	—	103,665
Other recovery provisions		—	31,473	—	30,231

Others
Power plant regional support program		160,088	—	146,588	—
Transmission regional support program		140,430	—	250,288	—
Provisions for financial guarantee		26,190	53,433	21,032	59,809
Provisions for greenhouse gas emissions obligations		—	—	655,544	—
Others		142,067	104,198	102,408	169,420

	~~W~~	2,193,346	22,739,002	2,845,876	22,501,424

(2)	Changes in provisions for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	September 30, 2022
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	1,048,939	798,193	(788,210)	(37)	3	1,058,888

Litigation
Litigation provisions		114,718	23,619	(36,930)	(3,144)	—	98,263

Decommissioning cost
Nuclear plants		19,461,461	324,104	(38,289)	—	(38)	19,747,238
Spent fuel		1,350,662	322,172	(245,916)	—	—	1,426,918
Radioactive waste		1,832,535	63,644	(48,643)	—	—	1,847,536
PCBs		103,665	1,462	(9,501)	—	—	95,626
Other recovery provisions		30,231	1,815	(527)	(851)	805	31,473

Others
Power plant regional support program		146,588	52,470	(38,970)	—	—	160,088
Transmission regional support program		250,288	27,612	—	(137,470)	—	140,430
Provisions for financial guarantee		80,841	793	—	(2,011)	—	79,623
Provisions for RPS		—	401,467	(395,213)	(6,254)	—	—
Provisions for greenhouse gas emissions obligations		655,544	—	(575,371)	(80,173)	—	—
Others		271,828	20,259	(32,013)	(19,466)	5,657	246,265

	~~W~~	25,347,300	2,037,610	(2,209,583)	(249,406)	6,427	24,932,348

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

26.	Provisions, Continued

(2)	Changes in provisions for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows, continued:

In millions of won	December 31, 2021
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	1,024,574	1,048,569	(1,024,212)	—	8	1,048,939

Litigation
Litigation provisions		113,002	67,443	(44,446)	(15,763)	(5,518)	114,718

Decommissioning cost
Nuclear plants		16,974,884	2,545,803	(59,226)	—	—	19,461,461
Spent fuel		1,354,001	452,063	(455,402)	—	—	1,350,662
Radioactive waste		1,891,613	3,862	(51,666)	(11,274)	—	1,832,535
PCBs		119,019	2,182	(17,408)	(128)	—	103,665
Other recovery provisions		25,840	553	(169)	—	4,007	30,231

Others
Power plant regional support program		144,272	49,596	(47,280)	—	—	146,588
Transmission regional support program		96,895	306,409	(153,016)	—	—	250,288
Provisions for financial guarantee		66,354	85,355	(72,109)	—	1,241	80,841
Provisions for RPS		9,126	445,402	(430,344)	(24,184)	—	—
Provisions for greenhouse gas emissions obligations		393,121	547,911	(235,469)	(2,174)	(47,845)	655,544
Others		314,535	104,416	(95,541)	(40,139)	(11,443)	271,828

	~~W~~	22,527,236	5,659,564	(2,686,288)	(93,662)	(59,550)	25,347,300

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

27.	Government Grants

(1)	Government grants as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022		December 31, 2021
Land	~~W~~	(23,479)	(23,474)
Buildings		(48,611)	(52,122)
Structures		(167,166)	(172,021)
Machinery		(131,720)	(140,082)
Vehicles		(1,962)	(1,675)
Equipment		(557)	(149)
Tools		(108)	(64)
Construction-in-progress		(135,638)	(111,822)
Investment properties		(23)	(30)
Software		(58)	(91)
Development expenditures		(3,057)	(3,820)
Intangible assets under development		(1,845)	(7,326)
Other intangible assets		(68)	(71)

	~~W~~	(514,292)	(512,747)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

27.	Government Grants, Continued

(2)	Changes in government grants for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	September 30, 2022
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(34,110)	—	—	—	34,110	—
Land		(23,474)	—	—	—	1	(6)	(23,479)
Buildings		(52,122)	—	—	4,112	—	(601)	(48,611)
Structures		(172,021)	—	—	7,162	680	(2,987)	(167,166)
Machinery		(140,082)	—	—	13,022	230	(4,890)	(131,720)
Vehicles		(1,675)	—	(18)	463	—	(732)	(1,962)
Equipment		(149)	—	—	103	—	(511)	(557)
Tools		(64)	—	—	22	—	(66)	(108)
Construction-in-progress		(111,822)	—	9,924	—	—	(33,740)	(135,638)
Investment properties		(30)	—	—	1	—	6	(23)
Software		(91)	—	—	40	—	(7)	(58)
Development expenditures		(3,820)	—	—	1,081	—	(318)	(3,057)
Intangible assets under development		(7,326)	—	—	—	—	5,481	(1,845)
Other intangible assets		(71)	—	—	3	—	—	(68)

	~~W~~	(512,747)	(34,110)	9,906	26,009	911	(4,261)	(514,292)

In millions of won	December 31, 2021
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(37,920)	—	—	—	37,920	—
Land		(23,475)	—	—	—	1	—	(23,474)
Buildings		(57,231)	—	—	5,174	—	(65)	(52,122)
Structures		(180,009)	—	—	9,517	1,811	(3,340)	(172,021)
Machinery		(157,785)	—	—	17,519	531	(347)	(140,082)
Vehicles		(632)	—	(26)	460	—	(1,477)	(1,675)
Equipment		(227)	—	—	95	—	(17)	(149)
Tools		(239)	—	—	209	—	(34)	(64)
Construction-in-progress		(79,126)	—	5,027	—	—	(37,723)	(111,822)
Investment properties		(29)	—	—	1	—	(2)	(30)
Software		(136)	—	—	64	—	(19)	(91)
Development expenditures		(5,043)	—	—	1,439	—	(216)	(3,820)
Intangible assets under development		(7,203)	—	—	—	—	(123)	(7,326)
Other intangible assets		(75)	—	—	4	—	—	(71)

	~~W~~	(511,210)	(37,920)	5,001	34,482	2,343	(5,443)	(512,747)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

28.	Deferred Revenue

Deferred revenue for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows which are included in current and non-current non-financial liabilities in the consolidated statements of financial position:

In millions of won	September 30, 2022		December 31, 2021
Beginning balance	~~W~~	10,356,555	9,868,189
Increase		1,011,163	1,149,578
Recognized as revenue		(529,027)	(661,212)

Ending balance	~~W~~	10,838,691	10,356,555

29.	Non-financial Liabilities

Non-financial liabilities as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022			December 31, 2021
	Current		Non-current	Current	Non-current
Advance received	~~W~~	4,318,758	272,630	4,157,916	398,056
Unearned revenue		46,518	7,096	40,187	6,517
Deferred revenue		692,442	10,146,249	659,397	9,697,158
Withholdings		464,877	5,749	345,892	5,171
Others		1,612,188	95,099	1,262,941	109,462

	~~W~~	7,134,783	10,526,823	6,466,333	10,216,364

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

30.	Contributed Capital

(1)	Details of share capital as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won except share information
	September 30, 2022
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

In millions of won except share information
	December 31, 2021
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

(2)	Details in number of floating capital stock for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

Number of shares	September 30, 2022	December 31, 2021
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022		December 31, 2021
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022		December 31, 2021
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		27,782,969	33,282,817
Retained earnings before appropriations		(345,122)	10,365,123

Retained earnings	~~W~~	29,042,757	45,252,850

(*)

The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022		December 31, 2021
Reserve for investment on social overhead capital	~~W~~	5,277,449	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		21,965,520	27,465,368
Reserve for equalizing dividends		210,000	210,000

	~~W~~	27,782,969	33,282,817

(*)

The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

(3)	Changes in retained earnings for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	September 30, 2022		December 31, 2021
Beginning balance	~~W~~	45,252,850	51,133,601
Loss for the year attributed to owners of the controlling company		(16,695,435)	(5,309,187)
Changes in equity method retained earnings		(1,647)	3,609
Remeasurements of defined benefit liability, net of tax		486,143	201,067
Transfer of gain or loss on valuation of financial assets at FVOCI		—	4,388
Dividends paid		—	(780,628)
Issuance of shares of capital by subsidiaries and others		846	—

Ending balance	~~W~~	29,042,757	45,252,850

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

31.	Retained Earnings and Dividends Paid, Continued

(4)	Dividends paid for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	September 30, 2022
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077		—	—

In millions of won	December 31, 2021
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	1,216	780,628

(5)	Changes in retained earnings of investments in associates and joint ventures for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	September 30, 2022		December 31, 2021
Beginning balance	~~W~~	3,970	361
Changes		(1,647)	3,609

Ending balance	~~W~~	2,323	3,970

(6)	Changes in remeasurement components related to defined benefit liability for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	September 30, 2022		December 31, 2021
Beginning balance	~~W~~	98,844	(169,234)
Changes		788,355	327,957
Income tax effect		(302,212)	(126,890)
Transfer to reserve for business expansion		(110,808)	67,011

Ending balance	~~W~~	474,179	98,844

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

32.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interests) as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	September 30, 2022		December 31, 2021
Korea South-East Power Co., Ltd.	1st hybrid bond	2012.12.07	2042.12.06	4.38	~~W~~	170,000	170,000
Korea South-East Power Co., Ltd.	2nd hybrid bond	2012.12.07	2042.12.06	4.44		230,000	230,000
Expense of issuance						(1,090)	(1,090)

					~~W~~	398,910	398,910

Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Group decides not to pay dividends on common shares, they are not required to pay interest on the hybrid bonds.

As these instruments have no contractual obligation to pay principal and interest, these instruments have been classified as equity (non-controlling interest) in the Group’s consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

33.	Other Components of Equity

(1)	Other components of equity as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022		December 31, 2021
Other capital surplus	~~W~~	1,230,265	1,231,109
Accumulated other comprehensive income (loss)		1,022,147	(57,632)
Other equity		13,294,973	13,294,973

	~~W~~	15,547,385	14,468,450

(2)	Changes in other capital surplus for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	September 30, 2022				December 31, 2021
	Gains on disposal of treasury stocks		Others	Subtotal	Gains on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	843,585	1,231,109	387,524	836,581	1,224,105
Changes in consolidation scope		—	(585)	(585)	—	43	43
Issuance of share capital of subsidiary and others		—	256	256	—	(491)	(491)
Others		—	(515)	(515)	—	7,452	7,452

Ending balance	~~W~~	387,524	842,741	1,230,265	387,524	843,585	1,231,109

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

33.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	September 30, 2022
	Financial assets at fair value through other comprehensive income valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(46,498)	311,252	(325,170)	2,784	(57,632)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		32,238	—	—	—	32,238
Shares in other comprehensive income of associates and joint ventures, net of tax		—	920,833	—	—	920,833
Foreign currency translation of foreign operations, net of tax		—	—	174,990	—	174,990
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(48,282)	(48,282)

Ending balance	~~W~~	(14,260)	1,232,085	(150,180)	(45,498)	1,022,147

In millions of won	December 31, 2021
	Financial assets at fair value through other comprehensive income valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(101,132)	10,091	(340,930)	22,394	(409,577)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		59,022	—	—	—	59,022
Shares in other comprehensive income of associates and joint ventures, net of tax		—	301,161	—	—	301,161
Foreign currency translation of foreign operations, net of tax		—	—	15,760	—	15,760
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(19,610)	(19,610)
Others		(4,388)	—	—	—	(4,388)

Ending balance	~~W~~	(46,498)	311,252	(325,170)	2,784	(57,632)

(4)	Other equity as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022		December 31, 2021
Statutory revaluation reserve	~~W~~	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	~~W~~	13,294,973	13,294,973

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

34.	Sales

Details of sales for the three and nine-month periods ended September 30, 2022 and 2021 are as follows:

In millions of won	September 30, 2022
	Domestic			Overseas		Total
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
[Type of goods and services]
Sales of goods	~~W~~	19,008,823	49,637,832	168,036	466,572	19,176,859	50,104,404
Electricity		18,488,240	47,956,796	—	—	18,488,240	47,956,796
Heat supply		20,167	315,936	—	—	20,167	315,936
Others		500,416	1,365,100	168,036	466,572	668,452	1,831,672
Sales related to rendering of services		89,142	239,242	88,223	221,698	177,365	460,940
Sales related to construction services		41,698	127,111	199,535	543,581	241,233	670,692
Revenue related to transfer of assets from customers		177,501	529,027	—	—	177,501	529,027

	~~W~~	19,317,164	50,533,212	455,794	1,231,851	19,772,958	51,765,063

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	19,008,823	49,637,832	168,036	466,572	19,176,859	50,104,404
Performance obligations satisfied over time		308,340	895,380	287,759	765,279	596,099	1,660,659

	~~W~~	19,317,163	50,533,212	455,795	1,231,851	19,772,958	51,765,063

In millions of won	September 30, 2021
	Domestic			Overseas		Total
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
[Type of goods and services]
Sales of goods	~~W~~	15,880,314	43,339,006	107,305	335,441	15,987,619	43,674,447
Electricity		15,551,044	42,518,198	—	—	15,551,044	42,518,198
Heat supply		8,277	133,797	—	—	8,277	133,797
Others		320,993	687,011	107,305	335,441	428,298	1,022,452
Sales related to rendering of services		63,078	168,197	48,564	136,056	111,642	304,253
Sales related to construction services		33,394	96,463	163,583	580,953	196,977	677,416
Revenue related to transfer of assets from customers		165,981	490,931	—	—	165,981	490,931

	~~W~~	16,142,767	44,094,597	319,452	1,052,450	16,462,219	45,147,047

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	15,880,314	43,339,006	107,305	335,441	15,987,619	43,674,447
Performance obligations satisfied over time		262,453	755,591	212,147	717,009	474,600	1,472,600

	~~W~~	16,142,767	44,094,597	319,452	1,052,450	16,462,219	45,147,047

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

35.	Selling and Administrative Expenses

Selling and administrative expenses for the three and nine-month periods ended September 30, 2022 and 2021 are as follows:

In millions of won	September 30, 2022			September 30, 2021
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Salaries	~~W~~	282,679	830,817	299,012	840,153
Retirement benefit expense		22,615	74,406	26,369	75,364
Welfare and benefit expense		38,214	110,454	49,151	113,760
Insurance expense		3,365	15,152	5,121	11,840
Depreciation		57,330	167,758	54,924	162,795
Amortization of intangible assets		22,608	64,192	22,947	68,306
Bad debt expense		9,566	7,639	12,761	15,296
Commission		89,041	289,215	103,400	271,899
Advertising expense		4,920	23,890	6,315	18,866
Training expense		2,071	4,723	835	2,565
Vehicle maintenance expense		3,369	8,393	2,248	6,321
Publishing expense		385	2,073	482	2,157
Business promotion expense		778	2,389	826	2,277
Rent expense		17,386	35,782	13,688	29,639
Telecommunication expense		2,025	6,332	2,118	6,652
Transportation expense		263	767	183	560
Taxes and dues		4,979	98,422	5,107	76,285
Expendable supplies expense		1,326	6,464	1,585	5,064
Water, light and heating expense		4,089	13,776	3,027	9,105
Repairs and maintenance expense		36,196	100,688	19,722	53,489
Ordinary development expense		56,053	143,544	53,884	143,116
Travel expense		3,703	11,960	2,132	7,709
Clothing expense		2,207	4,113	1,015	3,823
Survey and analysis expense		247	761	210	617
Membership fee		181	1,303	199	1,155
Others		36,263	94,395	43,540	106,948

	~~W~~	701,859	2,119,408	730,801	2,035,761

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

36.	Other Income and Expenses

(1)	Other income for the three and nine-month periods ended September 30, 2022 and 2021 are as follows:

In millions of won	September 30, 2022			September 30, 2021
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Reversal of other provisions	~~W~~	7,712	11,983	—	6,559
Reversal of other allowance for doubtful accounts		10,168	4,555	19	98
Gains on government grants		71	216	188	386
Gains on assets contributed		689	944	572	3,483
Gains on liabilities exempted		65	1,142	61	1,783
Compensation and reparations revenue		20,038	50,597	14,179	67,898
Revenue from foundation fund		—	—	1	1
Revenue from research contracts		—	4,087	1,645	3,711
Rental income		53,781	156,521	51,331	152,006
Others		4,258	35,318	4,030	25,124

	~~W~~	96,782	265,363	72,026	261,049

(2)	Other expenses for the three and nine-month periods ended September 30, 2022 and 2021 are as follows:

In millions of won	September 30, 2022			September 30, 2021
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Compensation and reparations expenses	~~W~~	—	11	281	876
Accretion expenses of other provisions		152	794	1,966	3,055
Depreciation expenses on investment properties		124	350	376	1,101
Depreciation expenses on idle assets		911	2,718	879	2,733
Other bad debt expense		—	19	3,978	11,046
Donations		66,614	96,614	20,559	88,004
Others		8,265	60,752	8,821	19,961

	~~W~~	76,066	161,258	36,860	126,776

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

37.	Other Gains (Losses)

Composition of other gains (losses) for the three and nine-month periods ended September 30, 2022 and 2021 are as follows:

In millions of won	September 30, 2022			September 30, 2021
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Other gains
Gains on disposal of property, plant and equipment	~~W~~	54,870	132,845	22,807	45,081
Gains on disposal of intangible assets		—	41	1	1
Gains on foreign currency translation		51,049	85,218	16,349	22,955
Gains on foreign currency transactions		14,691	51,812	15,784	33,051
Gains on insurance proceeds		—	5,154	—	144
Others		61,380	206,924	60,406	188,404
Other losses
Losses on disposal of property, plant and equipment		(16,804)	(68,574)	(14,792)	(43,850)
Losses on disposal of intangible assets		(100)	(48)	(1)	(38)
Impairment loss on property, plant and equipment		—	—	(2)	(3,317)
Impairment loss on intangible assets		—	(14)	—	—
Losses on foreign currency translation		(41,476)	(67,812)	(8,839)	(13,006)
Losses on foreign currency transactions		(128,445)	(216,569)	(22,876)	(44,008)
Others		(10,358)	(94,039)	(9,888)	(106,991)

	~~W~~	(15,193)	34,938	58,949	78,426

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

38.	Finance Income

Finance income for the three and nine-month periods ended September 30, 2022 and 2021 are as follows:

In millions of won	September 30, 2022			September 30, 2021
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Interest income	~~W~~	90,150	228,421	54,994	162,126
Dividends income		2,860	18,138	3,029	9,172
Gains on disposal of financial assets		7,997	9,104	3,063	5,456
Gains on valuation of financial assets at fair value through profit or loss		3,474	5,808	696	2,817
Gains on valuation of derivatives		1,265,228	2,092,910	474,131	845,687
Gains on transaction of derivatives		217,770	350,983	50,358	104,498
Gains on foreign currency translation		122,792	246,726	54,598	131,146
Gains on foreign currency transactions		9,643	26,212	3,621	11,893
Other finance income		578	897	58	1,048

	~~W~~	1,720,492	2,979,199	644,548	1,273,843

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

39.	Finance Expenses

Finance expenses for the three and nine-month periods ended September 30, 2022 and 2021 are as follows:

In millions of won	September 30, 2022			September 30, 2021
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Interest expense	~~W~~	722,300	1,925,955	491,138	1,410,523
Losses on sale of financial assets		111	1,018	267	652
Losses on valuation of financial assets at fair value through profit or loss		13,551	27,389	2,072	6,889
Losses on valuation of derivatives		17,589	37,536	8,092	16,503
Losses on transaction of derivatives		9,559	38,328	6,442	32,555
Losses on foreign currency translation		1,688,881	2,929,587	627,101	1,140,402
Losses on foreign currency transactions		209,341	288,026	41,945	58,672
Losses on repayment of financial liabilities		—	15	—	10
Others		1,348	2,844	1,271	3,305

	~~W~~	2,662,680	5,250,698	1,178,328	2,669,511

Capitalization rates for the nine-month periods ended September 30, 2022 and 2021 are 2.17%~5.80% and 2.09%~4.33%, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

40.	Income Taxes

Income tax expense is calculated by adjusting adjustments recognized in the current period, changes in deferred tax assets and liabilities resulting from temporary differences, and income tax expense related to items recognized as other than profit or loss. The Group did not calculate the average effective tax rate for the current and previous periods because income tax benefit occurred.

41.	Assets Held-for-Sale

Assets held-for-sale as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022		December 31, 2021
Land (*1,2)	~~W~~	31,766	2,907
Buildings (*1,2)		13,001	12,971
Structures (*1)		1	1

	~~W~~	44,768	15,879

(*1)

The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Group, made a resolution to sell its old office building in Yongin-si, Gyeonggi-do during the year ended December 31, 2021, and reclassified the buildings, structures, and land as assets held-for-sale expecting its carrying amount would be recovered through a sale transaction.

(*2)

The board of directors of Korea Electric Power Corporation, the controlling company, made a resolution to sell the Uijeongbu substation during the nine-month period ended September 30, 2022, and reclassified the buildings and land as assets held-for-sale expecting its carrying amount would be recovered through a sale transaction.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

42.	Expenses Classified by Nature

Expenses classified by nature for the nine-month periods ended September 30, 2022 and 2021 are as follows:

In millions of won	September 30, 2022
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	24,335,923	24,335,923
Salaries		830,817	3,199,701	4,030,518
Retirement benefit expense		74,406	377,824	452,230
Welfare and benefit expense		110,454	402,054	512,508
Insurance expense		15,152	78,341	93,493
Depreciation		167,758	9,120,116	9,287,874
Amortization of intangible assets		64,192	52,915	117,107
Bad debt expense		7,639	—	7,639
Commission		289,215	220,500	509,715
Advertising expense		23,890	7,026	30,916
Training expense		4,723	8,627	13,350
Vehicle maintenance expense		8,393	7,418	15,811
Publishing expense		2,073	1,949	4,022
Business promotion expense		2,389	2,486	4,875
Rent expense		35,782	128,127	163,909
Telecommunication expense		6,332	7,368	13,700
Transportation expense		767	84,059	84,826
Taxes and dues		98,422	443,174	541,596
Expendable supplies expense		6,464	30,863	37,327
Water, light and heating expense		13,776	43,889	57,665
Repairs and maintenance expense		100,688	1,659,754	1,760,442
Ordinary development expense		143,544	344,970	488,514
Travel expense		11,960	59,022	70,982
Clothing expense		4,113	4,827	8,940
Survey and analysis expense		761	2,948	3,709
Membership fee		1,303	11,669	12,972
Power purchase		—	30,076,617	30,076,617
Others		94,395	767,699	862,094

	~~W~~	2,119,408	71,479,866	73,599,274

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

42.	Expenses Classified by Nature, Continued

Expenses classified by nature for the nine-month periods ended September 30, 2022 and 2021 are as follows, continued:

In millions of won	September 30, 2021
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	12,824,051	12,824,051
Salaries		840,153	3,135,537	3,975,690
Retirement benefit expense		75,364	353,419	428,783
Welfare and benefit expense		113,760	436,332	550,092
Insurance expense		11,840	82,541	94,381
Depreciation		162,795	8,658,542	8,821,337
Amortization of intangible assets		68,306	57,013	125,319
Bad debt expense		15,296	—	15,296
Commission		271,899	208,694	480,593
Advertising expense		18,866	5,093	23,959
Training expense		2,565	7,319	9,884
Vehicle maintenance expense		6,321	5,690	12,011
Publishing expense		2,157	2,163	4,320
Business promotion expense		2,277	2,409	4,686
Rent expense		29,639	133,223	162,862
Telecommunication expense		6,652	8,638	15,290
Transportation expense		560	31,928	32,488
Taxes and dues		76,285	417,234	493,519
Expendable supplies expense		5,064	29,651	34,715
Water, light and heating expense		9,105	31,479	40,584
Repairs and maintenance expense		53,489	1,669,725	1,723,214
Ordinary development expense		143,116	345,018	488,134
Travel expense		7,709	49,538	57,247
Clothing expense		3,823	5,483	9,306
Survey and analysis expense		617	2,532	3,149
Membership fee		1,155	8,067	9,222
Power purchase		—	15,003,665	15,003,665
Others		106,948	720,266	827,214

	~~W~~	2,035,761	44,235,250	46,271,011

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

43.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for the three and nine-month periods ended September 30, 2022 and 2021 are as follows:

In won	September 30, 2022			September 30, 2021
Type	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Basic earnings (loss) per share	~~W~~	(9,199)	(26,007)	(1,628)	(2,569)

(2)

Profit (loss) for the period and weighted average number of common shares used in the calculation of basic earnings (loss) per share for the three and nine-month periods ended September 30, 2022 and 2021 are as follows:

In millions of won except number of shares	September 30, 2022			September 30, 2021
Type	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Net profit (loss) attributable to controlling interest	~~W~~	(5,905,386)	(16,695,435)	(1,045,241)	(1,649,493)
Profit (loss) used in the calculation of total basic earnings per share		(5,905,386)	(16,695,435)	(1,045,241)	(1,649,493)
Weighted average number of common shares		641,964,077	641,964,077	641,964,077	641,964,077

(3)	Weighted average number of common shares used in the calculation of basic earnings (loss) per share for the three and nine-month periods ended September 30, 2022 and 2021 are as follows:

In number of shares	September 30, 2022		September 30, 2021
Type	Three-Month period ended	Nine-month period ended	Three-month period ended	Nine-month period ended
The number of common shares issued at beginning of the year	641,964,077	641,964,077	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077	641,964,077	641,964,077

There are no potential dilutive instruments and diluted earnings (loss) per share are same as basic earnings (loss) per share for the three and nine-month periods ended September 30, 2022 and 2021.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

44.	Risk Management

(1)	Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Group consists of net debt (offset by cash and cash equivalents) and equity. The Group’s overall capital risk management strategy remains consistent with the prior year.

Details of the Group’s capital management accounts as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022		December 31, 2021
Total borrowings and debt securities	~~W~~	109,496,735	80,529,513
Cash and cash equivalents		5,873,363	2,635,238

Net borrowings and debt securities		103,623,372	77,894,275

Total equity		50,421,356	65,317,717

Debt to equity ratio		205.51%	119.25%

(2)	Financial risk management

The Group is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), and credit risk. The Group monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. The Group uses derivative financial instruments to hedge certain risk exposures. The Group’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Group makes transactions with are reputable financial institutions, the credit risk from them is considered limited. The Group decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Group are the necessity for daily life and industrial activities of Korean nationals and have importance as one of the national key industries. The Group dominates the domestic market supplying electricity to customers. The Group is not exposed to significant credit risk as customers of the Group are diverse and are from various industries and areas. The Group uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Group policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Group’s level of maximum exposure to credit risk as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022		December 31, 2021
Cash and cash equivalents	~~W~~	5,873,363	2,635,238
Financial assets at fair value through profit or loss (*1)		1,565,153	932,736
Derivative assets (trading)		1,503,504	443,027
Financial assets at fair value through other comprehensive income (debt securities)		491	491
Financial assets at amortized cost		32,050	25,273
Loans		1,025,531	909,071
Long-term/short-term financial instruments		1,271,123	1,728,508
Derivative assets (applying hedge accounting)		937,725	204,756
Trade and other receivables		10,721,285	10,029,276
Financial guarantee contracts (*2)		4,216,344	3,718,015

(*1)	Equity investments held by the Group are excluded.
(*2)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Group’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1%p increase and decrease movements in the actuarial valuation assumptions as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won		September 30, 2022			December 31, 2021
Type	Accounts	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~	355,215	(315,825)	466,832	(407,554)
Discount rate	Increase (decrease) in defined benefit obligation		(294,013)	342,012	(422,290)	499,571

Changes of employee benefits assuming a 1%p increase and decrease movements in discount rate on plan asset for the nine-month periods ended September 30, 2022 and 2021 are ~~W~~20,638 million and ~~W~~19,283 million, respectively.

②	Provisions

Changes in provisions due to movements in underlying assumptions as of September 30, 2022 and December 31, 2021 are as follows:

Type	Accounts	September 30, 2022	December 31, 2021
PCBs	Inflation rate	1.37%	1.37%
	Discount rate	1.88%	1.88%
Nuclear plants	Inflation rate	1.41%	1.41%
	Discount rate	2.20%	2.20%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

A sensitivity analysis of provisions assuming a 0.1%p increase and decrease movements in the underlying assumptions as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won		September 30, 2022			December 31, 2021
Type	Accounts	0.1%p Increase		0.1%p Decrease	0.1%p Increase	0.1%p Decrease
Discount rate	PCBs	~~W~~	(147)	147	(222)	223
	Nuclear plants		(361,247)	372,358	(369,540)	381,026
	Spent fuel		(54,330)	56,453	(51,430)	53,438
Inflation rate	PCBs		148	(148)	224	(224)
	Nuclear plants		410,058	(398,200)	403,420	(391,754)
	Spent fuel		57,269	(55,191)	54,210	(52,245)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as of September 30, 2022 and December 31, 2021 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
AED	23,205	6,481	26,203	31,637
AUD	4,493	3,733	815,640	926,960
BDT	57,043	50,145	—	577
BWP	1,221	939	—	—
CAD	469	582	—	2,266
CHF	—	—	500,162	500,230
CZK	—	—	218	386
EGP	—	—	1,330	595
EUR	8,560	1,809	40,590	42,981
GBP	—	—	31	—
HKD	—	—	1,651,770	1,651,665
IDR	835,924	768,731	1,138,518	995,510
INR	1,579,162	1,715,900	343,577	342,833
JOD	1,148	1,852	199	118
JPY	365,637	697,747	168,182	153,383
KZT	1,510	1,510	—	—
MGA	1,795,159	4,262,857	332,964	475,807
MMK	210,335	210,335	—	—
MYR	8,252	1,964	—	—
PHP	234,584	164,167	14,594	104,245
PKR	461,443	200,844	260,291	74,423
RUB	—	—	3,381	—
SAR	1,128	2,615	70	—
SEK	—	—	449,200	449,167
THB	—	—	1,209	—
USD	1,328,904	1,381,441	13,402,287	12,023,085
UYU	217,119	90,930	3,720	3,097
VND	370,926	952,135	—	262,372
ZAR	56,068	31,971	—	—

A sensitivity analysis on the Group’s income for the period assuming a 10% increase and decrease in currency exchange rates as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022			December 31, 2021
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of profit before income tax	~~W~~	(1,917,241)	1,917,241	(1,439,185)	1,439,185
Increase (decrease) of equity (*)		(1,917,241)	1,917,241	(1,439,185)	1,439,185

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of September 30, 2022 and December 31, 2021.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Group has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Group enters into currency forward agreements.

There is an economic relationship between the hedged item and the hedging instrument as the terms of cross-currency swap agreement is consistent with the terms of expected transaction (repayment of foreign debt securities and others). The hedging ratio is 1:1 as the risk of cross-currency swap agreement matches the hedged instrument. As of September 30, 2022, the hedging instrument (cross-currency swap) hedges the risk of the hedged item(repayment of foreign debt securities and others).

②	Interest rate risk

The Group is exposed to interest rate risk due to its borrowing with floating interest rates. A 1%p increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group’s borrowings and debt securities with floating interest rates as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won
Type	September 30, 2022		December 31, 2021
Short-term borrowings	~~W~~	1,820,898	391,897
Long-term borrowings		5,197,884	2,405,244
Debt securities		306,369	257,667

	~~W~~	7,325,151	3,054,808

A sensitivity analysis on the Group’s borrowings and debt securities assuming a 1%p increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	September 30, 2022			December 31, 2021
Type	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Increase (decrease) of profit before income tax	~~W~~	(54,939)	54,939	(30,548)	30,548
Increase (decrease) of shareholder’s equity (*)		(54,939)	54,939	(30,548)	30,548

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings. To manage this, the Group enters into interest rate swaps, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. The above analysis measures the interest rate risk before reflecting the hedge effect by related derivatives.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

③	Electricity rates risk

The Group is exposed to electricity rates risk due to changes in government regulations and policies on national power supply schemes and electricity billing rates, in consideration of the national economy.

A sensitivity analysis on the Group’s income for the period assuming a 1% increase and decrease in price of electricity for the nine-month periods ended September 30, 2022 and 2021 is as follows:

In millions of won	September 30, 2022			September 30, 2021
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	479,568	(479,568)	425,182	(425,182)
Increase (decrease) of shareholder’s equity (*)		479,568	(479,568)	425,182	(425,182)

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

(iv)	Liquidity risk

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Group has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Group has the ability to utilize excess cash or long-term borrowings for major construction investments.

The expected maturities for non-derivative financial liabilities as of September 30, 2022 and December 31, 2021 in detail are as follows:

In millions of won	September 30, 2022
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	24,337,974	18,497,108	47,379,056	36,815,124	127,029,262
Lease liabilities		717,375	734,321	1,601,791	2,178,806	5,232,293
Trade and other payables		10,046,469	331,897	958,682	971,177	12,308,225
Financial guarantee contracts (*)		59,210	15,155	3,963,546	178,432	4,216,343

	~~W~~	35,161,028	19,578,481	53,903,075	40,143,539	148,786,123

In millions of won	December 31, 2021
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	15,833,589	11,229,657	28,663,693	36,223,543	91,950,482
Lease liabilities		620,121	636,724	1,521,421	2,150,722	4,928,988
Trade and other payables		7,569,869	777,017	725,231	667,304	9,739,421
Financial guarantee contracts (*)		435,729	—	3,105,599	176,687	3,718,015

	~~W~~	24,459,308	12,643,398	34,015,944	39,218,256	110,336,906

(*)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of September 30, 2022 and December 31, 2021 are ~~W~~79,623 million and ~~W~~80,841 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

The following table shows the details of maturities of non-derivative financial liabilities as of September 30, 2022 and December 31, 2021. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.

The expected maturities for non-derivative financial assets as of September 30, 2022 and December 31, 2021 in detail are as follows:

In millions of won	September 30, 2022
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	5,873,363	—	—	—	5,873,363
Financial assets at fair value through other comprehensive income		—	—	—	512,762	512,762
Financial assets at amortized cost		21,940	10,101	9	—	32,050
Loans		110,004	434,768	515,061	—	1,059,833
Long-term/short-term financial instruments		633,061	—	4,212	633,850	1,271,123
Financial assets at fair value through profit or loss		1,094,146	638	3,492	567,394	1,665,670
Trade and other receivables		8,367,552	1,145,546	1,219,338	—	10,732,436

	~~W~~	16,100,066	1,591,053	1,742,112	1,714,006	21,147,237

In millions of won	December 31, 2021
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	2,635,238	—	—	—	2,635,238
Financial assets at fair value through other comprehensive income		—	—	—	435,107	435,107
Financial assets at amortized cost		15,422	9,840	11	—	25,273
Loans		88,396	443,146	407,584	—	939,126
Long-term/short-term financial instruments		1,278,014	171,636	286	278,572	1,728,508
Financial assets at fair value through profit or loss		360,833	346	3,130	668,555	1,032,864
Trade and other receivables		8,123,455	1,233,703	679,048	—	10,036,206

	~~W~~	12,501,358	1,858,671	1,090,059	1,382,234	16,832,322

(*)	The maturities cannot be presently determined.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods which from reporting date to maturity dates as per the contracts as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(6,304)	(14,161)	(42,040)	9,422	(53,083)
- Hedging		—	—	—	(16,795)	(16,795)

	~~W~~	(6,304)	(14,161)	(42,040)	(7,373)	(69,878)

In millions of won	December 31, 2021
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(6,628)	(4,954)	(33,635)	(2,291)	(47,508)
- Hedging		(2,555)	(638)	(1,914)	(23,704)	(28,811)

	~~W~~	(9,183)	(5,592)	(35,549)	(25,995)	(76,319)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Group’s actively-traded financial instruments (i.e., FVTPL, FVOCI, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Group’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Group uses that technique.

For trade receivables and payables, the Group considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting a financial instruments with similar contractual cash flows based on current market interest rates applied to similar financial instruments.

(i)	Fair value and book value of financial assets and liabilities as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022			December 31, 2021
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	~~W~~	512,762	512,762	435,107	435,107
Derivative assets (trading)		1,503,504	1,503,504	443,027	443,027
Derivative assets (applying hedge accounting)		937,725	937,725	204,756	204,756
Financial assets at fair value through profit or loss		1,665,670	1,665,670	1,032,864	1,032,864

	~~W~~	4,619,661	4,619,661	2,115,754	2,115,754

Assets carried at amortized cost
Financial assets at amortized cost	~~W~~	32,050	32,050	25,273	25,273
Loans and receivables		1,025,531	1,025,531	909,071	909,071
Trade and other receivables		10,721,285	10,721,285	10,029,276	10,029,276
Long-term financial instruments		638,062	638,062	450,494	450,494
Short-term financial instruments		633,061	633,061	1,278,014	1,278,014
Cash and cash equivalents		5,873,363	5,873,363	2,635,238	2,635,238

	~~W~~	18,923,352	18,923,352	15,327,366	15,327,366

Liabilities recognized at fair value
Derivative liabilities (trading)	~~W~~	60,897	60,897	56,256	56,256
Derivative liabilities (applying hedge accounting)		16,796	16,796	21,775	21,775

	~~W~~	77,693	77,693	78,031	78,031

Liabilities carried at amortized cost
Secured borrowings	~~W~~	107,197	107,197	176,358	176,358
Unsecured bond		96,168,712	87,331,598	73,881,671	69,803,043
Lease liabilities		4,680,649	4,680,649	4,410,503	4,410,503
Unsecured borrowings		13,205,783	13,185,427	6,471,484	5,938,613
Trade and other payables (*)		12,308,225	12,308,225	9,739,421	9,739,421
Overdraft		15,043	15,043	—	—

	~~W~~	126,485,609	117,628,139	94,679,437	90,067,938

(*)	Excludes lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of September 30, 2022 and December 31, 2021 are as follows:

Type	September 30, 2022	December 31, 2021
Derivatives	0.65% ~ 11.72%	(-) 0.63% ~ 3.88%
Borrowings and debt securities	0.75% ~ 5.40%	(-) 0.30% ~ 4.38%
Leases	0.00% ~ 17.28%	0.00% ~ 16.83%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	345,058	—	167,704	512,762
Derivative assets		—	2,441,229	—	2,441,229
Financial assets at fair value through profit or loss		—	1,659,345	6,324	1,665,669

	~~W~~	345,058	4,100,574	174,028	4,619,660

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	77,693	—	77,693

In millions of won	December 31, 2021
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	273,826	—	161,281	435,107
Derivative assets		—	647,783	—	647,783
Financial assets at fair value through profit or loss		—	1,027,067	5,797	1,032,864

	~~W~~	273,826	1,674,850	167,078	2,115,754

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	78,031	—	78,031

The fair value of financial assets (FVTPL and FVOCI) publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted financial assets (FVTPL and FVOCI) is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

Changes of financial assets and liabilities which are classified as level 3 for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	September 30, 2022
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	5,797	400	—	128	—	—	6,325
Financial assets at fair value through other comprehensive income
Unlisted securities		160,790	8,201	—	(253)	—	(1,524)	167,214
Debt securities		491	—	—	—	—	—	491

In millions of won	December 31, 2021
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	5,692	—	—	105	—	—	5,797
Financial assets at fair value through other comprehensive income
Unlisted securities		163,889	8,929	—	(12,335)	(13)	320	160,790
Debt securities		—	500	—	—	—	(9)	491

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

45.	Service Concession Arrangements

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with PT. Perusahaan Listrik Negara (the “PT PLN”) whereby the Group provides electricity generated and charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period after building, rehabilitating, and operating the power plant for approximately 30 years (2018~2048) subsequent to the completion of plant construction.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2018 to 2048. At the end of the concession period, PT PLN has an option to take over the ownership of the power plant from the Group.

(iii)	Classification method

This project allows PT PLN to acquire ownership of the plant after the end of the 30-years contract period

(iv)	The Group’s expected future collections of service concession arrangements as of September 30, 2022 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	35,826
1 ~ 2 years		35,991
2 ~ 3 years		35,911
Over 3 years		630,137

	~~W~~ 737,865

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

46.	Related Parties

(1)	Related parties of the Group as of September 30, 2022 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (159 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, EWP Renewable Corporation, Hee Mang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., Chitose Solar Power Plant LLC., KEPCO Solar Co., Ltd., KEPCO Energy Solution Co., Ltd., KOSPO Power Services Ltda., KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO US Inc., KEPCO Alamosa LLC, KEPCO Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF Partners Co., Ltd., KOSPO USA Inc., Nambu USA LLC, Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., KEPCO Mangilao America LLC, Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd., Guam Ukudu Power LLC, TS Energy No. 25 Co., Ltd., KPS Partners Co., Ltd., KEPCO E&C Service Co., Ltd., Moha solar Co., Ltd., KHNP USA LLC, KOMIPO Vanphong Power Service LLC, Ogiri Solar Power Co., Ltd., BSK E-New Industry Fund X, Energy Innovation Fund I, KHNP Chile SpA, Yeong Yang Apollon Photovoltaic Co., Ltd., Yeong Yang Corporation Co., Ltd., SolarVader Co., Ltd., Yeong Yang Innovation Co., Ltd., Yeong Yang Horus Photovoltaic Co., Ltd., Yeong Yang Solar Management Co., Ltd., LSG Hydro Power Limited, KOEN Bio Co., Ltd., KOMIPO Energy Solution America, LLC, Elara Investment Holdings, LLC, Elara Equity Holdings, LLC, Elara Class B Holdings, LLC, Elara Class B Member, LLC, Elara Development Holdings, LLC, KOMIPO Development, LLC (formerly, Elara Development, LLC), Elara Energy Holdings, LLC, Elara Energy Project, LLC, KOMIPO Iberian Solar Group, S.L.U., KOWEPO Europe B.V., CVS Equity Holdings, LLC, CVS Class B Holdings, LLC, CVS Development Holdings, LLC, CVS Development, LLC, CVS Class B Member, LLC, CVS Energy Holdings, LLC, Concho Valley Energy, LLC, Concho Valley Solar, LLC, Jeongam Wind Power Co., Ltd., Yeongdeok Sunrise Wind Power Co., Ltd., KHNP Spain, S.L., UI Carbon-Neutrality Fund, KA Power Limited, Seobusambo highway photovoltaics Co., Ltd., Western Power Changgi Solar Co., Ltd. (formerly, Sam-Yang Photovoltaic Power Co., Ltd.), Digital Innovation Growth Fund, EWP Australia Pty., Ltd., Columboola Solar Farm Hold Co Pty., Ltd., J Wind First, LLC

Associates (96 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Power Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Taebaek Wind Power Co., Ltd., Taebaek Guinemi Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Gunsan Bio Energy Co., Ltd., Hansuwon KNP Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., Yaksu ESS Co., Ltd., PND Solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., Structure test network Co., Ltd., Namjeongsusang Solar Power Operation Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1, Suwon New Power Co., Ltd., Gwangbaek Solar Power Investment Co., Ltd., Go deok Clean Energy Co., Ltd., SureDataLab Co., Ltd., SEP Co., Ltd., Hankook Electric Power Information Co., Ltd., Tronix Co., Ltd., O2&B Global Co., Ltd., Muan Sunshine Solar Power Plant Co., Ltd., Bigeum Resident Photovoltaic Power Co., Ltd., Goesan Solar park Co., Ltd., Saemangeum Heemang Photovoltaic Co., Ltd., Bitgoel Eco Energy Co., Ltd., Jeju Gimnyeong Wind Power Co., Ltd., Seoroseoro Sunny Power Plant Co., Ltd., Muan Solar Park Co., Ltd., YuDang Solar Co., Ltd., Anjwa Smart Farm & Solar City Co., Ltd., Daewon Green Energy Co., Ltd., G.GURU Co., Ltd., UD4M Co., Ltd., Dongbu Highway Solar Co., Ltd., Seobu Highway Solar Co., Ltd., Korea Energy Data Co., Ltd., Gangneung Sacheon Fuel Cell Co., Ltd., Kosture Co., Ltd., Taebaek Gadeoksan Wind Power Co., Ltd., Chuncheon Green Energy Co., Ltd., Yeomsubong Wind Power Co., Ltd., Yeongyang Wind Power Corporation II, Haeparang Energy Co., Ltd., Saemangeum Sebit Power Plant Co., Ltd., Boulder Solar III, LLC, PlatformN. Co., Ltd., PT. Cirebon Energi Prasarana, Future Convergence Technology Laboratory. Co., Ltd., SC E&G. Co,. Ltd., Wang San Engineering. Co., Ltd., ACE, Co., Ltd., Environment and Energy Co., Ltd., Green Radiation Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(1)	Related parties of the Group as of September 30, 2022 are as follows, continued:

Type	Related party

Joint ventures (100 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A., PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co., Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Chile Solar JV SpA, Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., DE Energia SpA, Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., Horus Solar, S.A. de C.V., Recursos Solares PV de Mexico II, S.A. de C.V., Sunmex Renovables, S.A. de C.V., Stavro Holding II A.B., Solaseado Solar Power Co., Ltd., Yeongam Solar Power Co., Ltd., Samsu Wind Power Co., Ltd., Pulau Indah Power Plant Sdn. Bhd., NH-Amundi Global Infrastructure Investment Private Investment Trust 21, Shin-han BNPP Private Investment Trust for East-West Sunlight Dream, PT Barito Wahana Tenaga, Cheongna Energy Co., Ltd., Dayone Energy Co., Ltd., OneEnergy Asia Limited, KAS Investment I LLC, KAS Investment II LLC, Energyco Co., Ltd., CAES, LLC, Hapcheon Floating Photovoltaic Power Plant Inc., Busan Industrial Solar Power Co., Ltd., Bitsolar Energy Co., Ltd., Naepo Green Energy Co., Ltd., Pulau Indah O&M Sdn. Bhd., Guadalupe Solar SpA, Omisan Wind Power Co., Ltd., Foresight Iberian Solar Group Holding, S.L., Yeongwol Eco Wind Co., Ltd., Gurae Resident Power Co., Ltd., Cheongju Eco Park Co., Ltd., Prime Swedish Holding AB, Enel X Midland Photovoltaic, LLC, Geumsungsan Wind Power Co., Ltd., KEPCO KPS CARABAO Corp., Goheung New Energy Co., Ltd., Gunsan Land Solar Co., Ltd., CapMan Lynx SCA, SICAR, International Offshore Power Transmission Holding Company Limited, Eumseong Eco Park Co., Ltd., Songsan Green Energy Co., Ltd., Changwon Nu-ri Energy Co., Ltd., Hasami Wind Farm Corporation, PungBack Wind Farm Corporation

Other	Korea Development Bank

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(2)	Transactions between the Group and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

(3)	Related party transactions for the nine-month periods ended September 30, 2022 and 2021 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	September 30, 2022		September 30, 2021
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	623,684	71,063
GS Donghae Electric Power Co., Ltd.	Electricity sales		3,618	12,005
Dongducheon Dream Power Co., Ltd.	Electricity sales		6,932	12,226
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		18,677	16,841
Hyundai Green Power Co., Ltd.	Electricity sales and design service		5,883	11,085
S-Power Co., Ltd.	Service		3,282	4,139
Korea Electric Power Industrial Development Co., Ltd.	Service		8,176	8,873
Korea Power Exchange	Service		15,784	18,104
Daeryun Power Co., Ltd.	Electricity sales		1,386	1,390
Goseong Green Power Co., Ltd.	Electricity sales		755,006	294,785
Gangwon Wind Power Co., Ltd.	Electricity sales		1,518	1,815
PT. Cirebon Electric Power	Others		8,729	19,455
Busan Green Energy Co., Ltd.	Electricity sales		144	45
Hyundai Eco Energy Co., Ltd.	Electricity sales		201	134
PT. Bayan Resources TBK	Others		254,457	67,861
Gemeng International Energy Co., Ltd.	Others		—	11,886
Samcheok Eco Materials Co., Ltd.	Electricity sales		416	471
SPC Power Corporation	Others		2,692	13,159
Noeul Green Energy Co., Ltd.	Electricity sales		23	23
Gangneung Eco Power Co., Ltd.	Service		16,985	9,866
Others (YeongGwang Yaksu Wind Electric Co., Ltd. and 46 others)	Electricity sales		23,304	10,149

<Joint ventures>
Chun-cheon Energy Co., Ltd.	Electricity sales		1,738	1,724
KAPES, Inc.	Others		349	201
Daegu Green Power Co., Ltd.	Electricity sales		890	758
Daesan Green Energy Co., Ltd.	Electricity sales		205	379
Nawah Energy Company	Service		88,218	68,864
KEPCO SPC Power Corporation	Others		13,014	24,807
Amman Asia Electric Power Company	Others		14,531	8,537
Seokmun Energy Co., Ltd.	Service		1,202	1,434
Yeongam Solar Power Co., Ltd.	Electricity sales		264	250
Solaseado Solar Power Co., Ltd.	Electricity sales		1,377	2,166
Yeonggwang Wind Power Co., Ltd.	Electricity sales		663	629
Rabigh Electricity Company	Service		11,552	241
Kelar S.A.	Service		16,596	15,380
Cheongna Energy Co., Ltd.	Electricity sales		21,128	10,224
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		1,415	3,861
Others (Busan Shinho Solar Power Co., Ltd. and 57 others)	Electricity sales		488,842	547,252

<Others>
Korea Development Bank	Electricity sales		3,125	3,239
	Interest income		1,356	638

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the nine-month periods ended September 30, 2022 and 2021 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	September 30, 2022		September 30, 2021

<Associates>
Korea Gas Corporation	Purchase of power generation fuel	~~W~~	8,198,321	3,745,012
GS Donghae Electric Power Co., Ltd.	Electricity sales		778,883	547,657
Dongducheon Dream Power Co., Ltd.	Electricity sales		1,394,594	516,466
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		801,604	443,186
S-Power Co., Ltd.	Service		780,541	375,102
Korea Electric Power Industrial Development Co., Ltd.	Service		184,327	179,191
Korea Power Exchange	Service		74,067	66,563
Daeryun Power Co., Ltd.	Electricity sales		301,418	110,532
Goseong Green Power Co., Ltd.	Electricity sales		1,442,236	508,325
Gangwon Wind Power Co., Ltd.	Electricity sales		28,940	11,131
Busan Green Energy Co., Ltd.	Electricity sales		12,088	13,441
Hyundai Eco Energy Co., Ltd.	Electricity sales		21,721	21,650
PT. Bayan Resources TBK	Others		72,858	—
Samcheok Eco Materials Co., Ltd.	Electricity sales		9,613	8,820
Noeul Green Energy Co., Ltd.	Electricity sales		8,131	6,987
Others (YeongGwang Yaksu Wind Electric Co., Ltd. and 46 others)	Electricity sales		188,434	141,202

<Joint ventures>
Chun-cheon Energy Co., Ltd.	Electricity sales		418,270	224,053
KAPES, Inc.	Others		2,371	38,387
Daegu Green Power Co., Ltd.	Electricity sales		339,713	195,831
Daesan Green Energy Co., Ltd.	Electricity sales		80,980	67,724
Seokmun Energy Co., Ltd.	Service		46,360	30,434
Yeongam Solar Power Co., Ltd.	Electricity sales		33,265	35,918
Solaseado Solar Power Co., Ltd.	Electricity sales		17,758	21,912
Yeonggwang Wind Power Co., Ltd.	Electricity sales		22,674	17,935
Cheongna Energy Co., Ltd.	Electricity sales		78	57
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		9,329	8,641
Others (Busan Shinho Solar Power Co., Ltd. and 54 others)	Electricity sales		149,032	33,418

<Others>
Korea Development Bank	Interest expenses		3,141	2,159
	Dividends		—	256,870

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won		Receivables			Payables
Company name	Type	September 30, 2022		December 31, 2021	September 30, 2022	December 31, 2021
<Associates>
Korea Gas Corporation	Trade receivables	~~W~~	6,082	10,015	—	—
	Non-trade receivables and others		19,575	187	—	—
	Trade payables		—	—	895,659	800,509
	Non-trade payables and others		—	—	203,665	759
Goseong Green Power Co., Ltd.	Trade receivables		1,286	495	—	—
	Non-trade receivables and others		83,065	76,855	—	—
	Trade payables		—	—	205,995	218,627
	Non-trade payables and others		—	—	456	59,987
Dongducheon Dream Power Co., Ltd.	Trade receivables		570	6,282	—	—
	Non-trade receivables and others		276	493	—	—
	Trade payables		—	—	218,230	114,613
GS Donghae Electric Power Co., Ltd.	Trade receivables		142	383	—	—
	Non-trade receivables and others		457	272	—	—
	Trade payables		—	—	109,884	113,529
	Non-trade payables and others		—	—	49	17
S-Power Co., Ltd.	Trade receivables		118	82	—	—
	Non-trade receivables and others		44	48	—	—
	Trade payables		—	—	62,440	91,277
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		1,581	1,788	—	—
	Non-trade receivables and others		3,058	3,116	—	—
	Trade payables		—	—	127,648	79,828
	Non-trade payables and others		—	—	203	99
Daeryun Power Co., Ltd.	Trade receivables		139	213	—	—
	Trade payables		—	—	36,390	21,362
Busan Green Energy Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade receivables and others		27,984	20,658	—	—
Gunsan Bio Energy Co., Ltd.	Non-trade receivables and others		11,728	11,728	—	—
Taebaek Gadeoksan Wind Power Co., Ltd.	Non-trade receivables and others		—	119	—	—
	Trade payables		—	—	1,540	8,397
	Non-trade payables and others		—	—	—	1,571
Others (Korea Electric Power Industrial Development Co., Ltd. and 43 others)	Trade receivables		24,833	3,260	—	—
	Non-trade receivables and others		43,905	8,215	—	—
	Trade payables		—	—	17,017	12,321
	Non-trade payables and others		—	—	101,442	9,421

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of September 30, 2022 and December 31, 2021 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	September 30, 2022		December 31, 2021	September 30, 2022	December 31, 2021
<Joint ventures>
Nawah Energy Company	Trade receivables	~~W~~	93,532	73,784	—	—
	Non-trade receivables and others		4,396	4,404	—	—
Chun-cheon Energy Co., Ltd.	Trade receivables		107	126	—	—
	Non-trade receivables and others		165	167	—	—
	Trade payables		—	—	64,251	41,410
Daegu Green Power Co., Ltd.	Trade receivables		81	71	—	—
	Non-trade receivables and others		55	55	—	—
	Trade payables		—	—	39,245	35,766
Dayone Energy Co., Ltd.	Trade receivables		94	52	—	—
	Non-trade receivables and others		11,049	13,297	—	—
	Trade payables		—	—	—	1,009
	Non-trade payables and others		—	—	9,238	11,306
Amman Asia Electric Power Company	Trade receivables		3,559	2,515	—	—
	Non-trade payables and others		—	—	21,579	21,976
Kelar S.A.	Trade receivables		2,547	5,195	—	—
	Non-trade receivables and others		23,294	16,126	—	—
Others (Daesan Green Energy Co., Ltd. and 45 others)	Trade receivables		219,626	6,967	—	—
	Non-trade receivables and others		19,104	11,584	—	—
	Trade payables		—	—	38,128	20,802
	Non-trade payables and others		—	—	587	2,291

<Others>
Korea Development Bank	Accrued interest income		—	154	—	—
	Non-trade receivables and others		29,859	420,732	—	—
	Non-trade payables and others		—	—	19,120	21,172
	Derivatives		122,374	59,139	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	29,481	—	—	5,761	35,242
	(Allowance for doubtful accounts)		(8,241)	—	—	(7,602)	(15,843)
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		21,456	—	—	4,512	25,968
Associates	PT Wampu Electric Power		13,000	—	(4,934)	2,504	10,570
Associates	PT Cirebon Energi Prasarana		—	27,599	—	5,318	32,917
Associates	Gunsan Bio Energy Co., Ltd.		12,396	—	—	—	12,396
	(Allowance for doubtful accounts)		(12,396)	—	—	—	(12,396)
Associates	Bigeum Resident Photovoltaic Power Co., Ltd.		11,212	—	—	—	11,212
Associates	Daejung Offshore Wind Power Co., Ltd.		1,000	—	—	—	1,000
Associates	Bitgoel Eco Energy Co., Ltd.		19,349	16,151	—	—	35,500
Associates	Saemangeum Sebit Power Plant Co., Ltd		—	37,249	—	—	37,249
Joint ventures	Solaseado Solar Power Co., Ltd.		35,000	—	—	—	35,000
Joint ventures	Recursos Solares PV de Mexico II, S.A. de C.V.		6,134	595	—	2,126	8,855
Joint ventures	Horus Solar, S.A. de C.V.		16,514	214	—	3,472	20,200
Joint ventures	Sunmex Renovables, S.A. de C.V.		13,571	1,090	—	2,872	17,533
Joint ventures	Kelar S.A.		43,167	—	—	9,077	52,244
Joint ventures	DE Energia SpA		6,791	—	—	1,428	8,219
Joint ventures	Daehan Wind Power PSC		13,674	—	—	2,876	16,550
Joint ventures	PT. Tanjung Power Indonesia		1,090	—	(1,114)	24	—
Joint ventures	Bitsolar Energy Co., Ltd.		3,165	—	—	—	3,165
Joint ventures	Daesan Green Energy Co., Ltd.		—	3,514	—	—	3,514
Joint ventures	Nghi Son 2 Power LLC		—	185,306	—	26,110	211,416
Joint ventures	Pulau Indah Power Plant Sdn. Bhd.		—	5,441	—	332	5,773
Joint ventures	Guadalupe Solar SpA		3,360	—	(141)	677	3,896
Joint ventures	Foresight Iberian Solar Group Holding, S.L.		59,333	3,198	—	3,086	65,617
Joint ventures	Capman Lynx SCA, SICAR		29,770	—	—	2,774	32,544

		~~W~~	318,826	280,357	(6,189)	65,347	658,341

(6)	Borrowings arising from related party transactions as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won
Related parties	Type	Beginning balance		Borrowings	Repayment	Others	Ending balance
Korea Development Bank	Facility	~~W~~	98,020	61,092	(62,108)	11,166	108,170
	Others		2,509	—	(282)	—	2,227
	Operating funds		184,300	201,069	(230,000)	13,214	168,583
	Syndicated Loan		14,530	—	(1,040)	(511)	12,979
	EBL and others		53,965	27,248	(85,010)	3,797	—

		~~W~~	353,324	289,409	(378,440)	27,666	291,959

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of September 30, 2022 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Creditor
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD	11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD	1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Performance guarantees	USD	70,000	SMBC Ho Chi Minh and others
		Debt guarantees	USD	285,000	SMBC Singapore
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD	1,223,355	Export-Import Bank of Korea and others
		Performance guarantees and others	USD	4,343,326
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees (*10)	USD	222,077	EFS Renewables Holdings, LLC, CA-CIB and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD	106,873	EFS Renewables Holdings, LLC
Korea Electric Power Corporation	RE Barren Ridge 1 Holdings LLC	Performance guarantees (*10)	USD	68,838	Firstar Development, LLC
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR	1,215	Hana Bank
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Performance guarantees	USD	100,000	ING Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company	Performance guarantees	USD	16,800	Shinhan Bank
Korea Electric Power Corporation	Horus Solar, S.A. de C.V.	Other performance guarantees	MXN	16,413	CENACE and others
Korea Electric Power Corporation	Recursos Solares PV de Mexico II, S.A. de C.V.	Other performance guarantees	MXN	1,518	SEMARNAT
			USD	393	CFE Transmission
Korea Electric Power Corporation	Sunmex Renovables, S.A. de C.V.	Other performance guarantees	USD	9,078	CENACE
			MXN	3,666	SEMARNAT
Korea Electric Power Corporation	Pulau Indah Power Plant Sdn. Bhd.	Collateralized money invested	KRW	13,210	Malaysian Trustee Berhad
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW	12,188	Kookmin Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Collateralized money invested	KRW	137,718	Krung Thai Bank
		Impounding bonus guarantees	USD	5,000	SK E&C
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR	11,200	National Bank of Kuwait
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW	2,618	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*5)	KRW	43,192	Kookmin Bank and others
		Debt guarantees	KRW	20,300	BNK Securities
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW	3,999	Woori Bank
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	257	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW	137,868	Kookmin Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd.	Haemodum Solar Co., Ltd.	Collateralized money invested	KRW	3,296	Nonghyup Bank
Korea Western Power Co., Ltd.	Muan Solar Park Co., Ltd.	Collateralized money invested	KRW	7,632	IBK and others
Korea Western Power Co., Ltd.	Anjwa Smart Farm & Solar City Co., Ltd.	Collateralized money invested	KRW	8,447	Hana Bank and others
Korea Western Power Co., Ltd.	Seoroseoro Sunny Power Plant Co., Ltd.	Collateralized money invested	KRW	873	Hana Bank and others
Korea Western Power Co., Ltd.	YuDang Solar Co., Ltd.	Collateralized money invested	KRW	590	Hana Bank and others
		Guarantees for supplemental funding (*1)		—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of September 30, 2022 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Creditor
Korea Western Power Co., Ltd.	Hapcheon Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW	7,891	Nonghyup Bank and others
Korea Western Power Co., Ltd.	Yeongwol Eco Wind Co., Ltd.	Collateralized money invested	KRW	3,163	Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd.	Gurae Resident Power Co., Ltd.	Collateralized money invested	KRW	393	Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd	Gunsan Land Solar Co., Ltd.	Collateralized money invested	KRW	26,260	Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd	Eumseong Eco Park Co., Ltd.	Collateralized money invested	KRW	5,514	Kyobo Life Insurance Co., Ltd. and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd	PungBack Wind Farm Corporation	Collateralized money invested	KRW	7,885	Hanwha Life Insurance Co., Ltd and others
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW	6,383	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW	16,501	Kookmin Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW	29,912	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW	90,800
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW	4,426	Shinhan Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW	254,949	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW	2,880	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW	19,504	KDB Capital Corporation and others
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW	17,415	Korea Development Bank
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW	15,177	Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Other guarantees	USD	3,150	PT. Adaro Indonesia
		Guarantees for supplemental funding (*1)		—	Sumitomo mitsui banking and others
		Collateralized money invested	KRW	104,633	MUFG and others
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees	USD	14,400	Credit Agricole Corporate & Investment Bank Seoul
		Collateralized money invested	KRW	48,884	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	DE Energia SpA	Collateralized money invested	KRW	10,797	Mirae Asset Daewoo Co., Ltd. and others
		Collateralized loans	USD	5,728
		Payment guarantees (*8)	USD	950	Hana Bank
Korea East-West Power Co., Ltd.	Bitsolar Energy Co., Ltd.	Collateralized money invested	KRW	352	Mirae Asset Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Cheongju Eco Park Co., Ltd.	Collateralized money invested	KRW	11,119	Kyobo Life Insurance Co., Ltd. and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Busan Industrial Solar Power Co., Ltd.	Collateralized money invested	KRW	1,056	Shinhan Bank and others
		Guarantees for supplemental funding (*1)		—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of September 30, 2022 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Creditor
Korea East-West Power Co., Ltd.	Yangyang Wind Power Co., Ltd.	Collateralized money invested	KRW	11,057	Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Daewon Green Energy Co., Ltd.	Collateralized money invested	KRW	4,896	Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Goheung New Energy Co., Ltd.	Collateralized money invested	KRW	3,701	Woori Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW	2,698	Shinhan Bank and others
		Performance guarantees and guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW	25,728	Korea Development Bank and others
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW	27,118	Shinhan Bank and others
		Performance guarantees		—
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees	USD	49,862	Hana Bank, MUFG
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Performance guarantees	USD	1,500	Shinhan Bank
		Payment guarantees (*7)	USD	1,900	Hana Bank
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW	6,171	Woori Bank and Shinhan Bank and others
		Performance guarantees		—
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW	3,763	IBK
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*2)		—	SEM Investment Co., Ltd.
Korea Southern Power Co., Ltd.	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW	10,498	Kookmin Bank and others
Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.	Collateralized money invested (*9)		—	IBK and others
		Guarantees for supplemental funding (*1)	KRW	30,000
		Guarantees for other supplemental funding and performance guarantees (*1)		—
Korea Southern Power Co., Ltd.	Omisan Wind Power Co., Ltd.	Collateralized money invested	KRW	10,475	Shinhan Bank and others
		Guarantees for supplemental funding and performance guarantees (*1)		—
Korea Southern Power Co., Ltd.	Geumsungsan Wind Power Co., Ltd.	Collateralized money invested	KRW	3,607	Kookmin Bank
		Guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Collateralized money invested	KRW	14,881	Standard Chartered
KOSPO Chile SpA	Kelar S.A.	Collateralized money invested	KRW	122,455	Export-Import Bank of Korea and others
KOSPO Chile SpA	Chester Solar I SpA	Collateralized money invested	KRW	917	IBK
KOSPO Chile SpA	Chester Solar IV SpA	Collateralized money invested		—	IBK
KOSPO Chile SpA	Chester Solar V SpA	Collateralized money invested		—	IBK
KOSPO Chile SpA	Diego de Almagro Solar SpA	Collateralized money invested		—	IBK
KOSPO Chile SpA	Laurel SpA	Collateralized money invested	KRW	156	IBK
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric Co., Ltd.	Collateralized money invested	KRW	320	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW	119,345	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD	4,785	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Cirebon Energi Prasarana	Performance guarantees	USD	2,293	PT. Perusahaan Listrik Negara
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD	4,401	SMBC
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	KRW	1,797	IBK
		Guarantees for supplemental funding and others (*1)		—	IBK and others
Korea Midland Power Co., Ltd.	Yaksu ESS Co., Ltd.	Collateralized money invested	KRW	903	IBK

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of September 30, 2022 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Creditor
Korea Midland Power Co., Ltd.	Namjeongsusang Solar Power Operation Co., Ltd.	Collateralized money invested	KRW	376	IBK
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW	5,162	Kyobo Life Insurance Co., Ltd. and others
Korea Midland Power Co., Ltd.	Muan Sunshine Solar Power Plant Co., Ltd.	Collateralized money invested	KRW	2,305	IBK
Korea Midland Power Co., Ltd.	Goesan Solar park Co., Ltd.	Collateralized money invested	KRW	2,393	IBK
Korea Midland Power Co., Ltd.	Bitgoel Eco Energy Co., Ltd.	Collateralized money invested	KRW	4,225	IBK and others
		Guarantees for supplemental funding (*1)		—
Korea Midland Power Co., Ltd.	Energyco Co., Ltd.	Collateralized money invested	KRW	1,928	Nonghyup Bank
Korea Midland Power Co., Ltd.	Jeju Gimnyeong Wind Power Co., Ltd.	Collateralized money invested	KRW	562	Nonghyup Bank
Korea Midland Power Co., Ltd.	Dongbu Highway Solar Co., Ltd.	Collateralized money invested	KRW	278	Nonghyup Bank
Korea Midland Power Co., Ltd.	Seobu Highway Solar Co., Ltd.	Collateralized money invested	KRW	281	Nonghyup Bank
Korea Midland Power Co., Ltd.	Yeongyang Wind Power Corporation II	Collateralized money invested	KRW	7,645	Korea Development Bank and Samsung Fire & Marine Insurance Co., Ltd.
Korea Midland Power Co., Ltd.	Haeparang Energy Co., Ltd.	Collateralized money invested	KRW	2,210	Templeton hana asset management Co. Ltd
Korea Midland Power Co., Ltd.		Guarantees for supplemental funding (*1)		—
Korea South-East Power Co., Ltd.	Dayone Energy Co., Ltd.	Collateralized money invested (*3)		—	IBK
		Guarantees for supplemental funding and others (*1,4)	KRW	76,800	NH investment & securities Co., Ltd. and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW	16,099	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW	15,453	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Expressway Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding and others	KRW	4,503	Woori Bank
Korea South-East Power Co., Ltd.	Goseong Green Power Co., Ltd.	Collateralized money invested	KRW	293,724	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW	2,192	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND Solar Co., Ltd.	Collateralized money invested	KRW	1,246	IBK
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW	6,928	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW	1,975	IBK
Korea South-East Power Co., Ltd.	Chungsongmeon BongSan wind power Co., Ltd.	Collateralized money invested	KRW	3,482	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Yeongam Solar Power Co., Ltd.	Collateralized money invested	KRW	9,517	Kookmin Bank and others
Korea South-East Power Co., Ltd.	Samsu Wind Power Co., Ltd.	Collateralized money invested	KRW	3,208	Shinhan Bank and others
Korea South-East Power Co., Ltd.	Saemangeum Heemang Photovoltaic Co., Ltd.	Collateralized money invested	KRW	13,342	Woori Bank and others
Korea South-East Power Co., Ltd.	Nepal Water & Energy Development Company Pvt.,Ltd.	Collateralized money invested	USD	97,105	International Finance Corporation and others
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	KRW	2,145	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW	5,745	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Go deok Clean Energy Co., Ltd.	Collateralized money invested	KRW	4,587	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW	4,020	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gwangyang Green Energy Co., Ltd.	Collateralized money invested	KRW	25,259	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gangneung Sacheon Fuel Cell Co., Ltd.	Collateralized money invested	KRW	3,901	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Chun-cheon Green Energy Co., Ltd.	Collateralized money invested	KRW	9,279	Hana Bank and others
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested (*6)		—	Shinhan Bank
		Guarantees for supplemental funding and others (*1)		—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of September 30, 2022 are as follows, continued:

(*1)	The Group guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)

Controlling and non-controlling common shareholders of Samcheok Eco Materials Co., Ltd. have pre-emption rights, if preferred shareholders intend to sell their shares until December 26, 2023. The promised yield of the preferred stock is guaranteed through the transaction. As of September 30, 2022, the Group has recognized derivative liabilities of ~~W~~6,760 million related to the guarantee. Meanwhile, the Group is under an agreement with Samcheok Eco Materials Co., Ltd. that if a damage incurs related to the fulfillment of obligations pursuant to the mandatory contract of coal ash supply, compensation for the expected amount of the damage should be settled.

(*3)

The Group recognized an impairment loss on all of the equity securities of Dayone Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~47,067 million.

(*4)

Pursuant to the guarantee agreement, the Group recognized other provisions of ~~W~~16,119 million as the possibility of economic benefit outflow to fulfill the obligation was deemed probable and the amount could be reasonably estimated.

(*5)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Group were pledged as collateral.
(*6)

The Group recognized an impairment loss on all of the equity securities of Incheon New Power Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~461 million.

(*7)	The Group provided a payment guarantee to Daehan Wind Power PSC for opening L/C for Debt Service Reserve Account (DSRA).
(*8)	This includes a guarantee related to L/C for debt repayment allowance provided to DE Energia SpA, a joint venture of the Group.
(*9)

The Group recognized an impairment loss on all of the equity securities of Naepo Green Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~29,200 million.

(*10)	The credit limits of guarantees to RE Holiday Holdings LLC and RE Barren Ridge 1 Holdings LLC include the credit limits of guarantees to their subsidiaries.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(8)	As of September 30, 2022, there is no financial guarantee provided by related parties.

(9)	Derivatives transactions with related parties as of September 30, 2022 are as follows:

(i)	Currency Swap

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amounts			Contract interest rate per annum		Contract exchange rate
		Pay		Receive	Pay	Receive
Korea Development Bank	2019~2024	~~W~~	177,600	USD 150,000	1.24%	2.50%	~~W~~	1,184.00
	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
	2022~2027		262,000	USD 200,000	3.63%	4.25%		1,310.00
	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80
	2022~2025		252,360	USD 200,000	2.83%	3.60%		1,261.80

(ii)	Currency forward

In millions of won and thousands of USD except contract exchange rate information
Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate
			Pay		Receive
Korea Development Bank	2022.09.23	2022.10.24	~~W~~	21,141	USD 15,000	~~W~~	1,409.40

(10)

The Group considers all standing directors of the Board who serve as executive officers responsible for planning, operations and/or control of business activities, as key management personnel, except a standing director who is a member of the Audit Committee. The Group recorded salaries and other compensations related to the key management personnel as follows:

In millions of won	September 30, 2022			September 30, 2021
Type	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Salaries	~~W~~	232	794	419	1,041
Employee benefits		17	38	11	16

	~~W~~	249	832	430	1,057

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

47.	Statement of Cash Flows

(1)	Significant non-cash transactions for the nine-month periods ended September 30, 2022 and 2021 are as follows:

In millions of won
Transactions	September 30, 2022		September 30, 2021
Transfer from construction-in-progress to other assets	~~W~~	4,814,007	7,780,311
Recognition of asset retirement cost and related provision for decommissioning costs		226,748	214,595
Transfer from provision for disposal of used nuclear fuel to accrued expenses		245,916	346,254
Transfer from long-term borrowings and debt securities to current portion of long-term borrowings and debt securities		11,231,689	11,453,907
Transfer from inventory to stored nuclear fuel		738,720	551,528
Transfer of right-of-use assets due to change in accounting policy and others		129,718	57,977

(2)	Changes in liabilities incurred from financing activities for the nine-month periods ended September 30, 2022 and 2021 are as follows:

In millions of won	September 30, 2022
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings and debt securities	~~W~~	80,529,513	26,148,128	—	2,819,094	109,496,735
Lease liabilities		4,410,503	(442,644)	120,177	592,613	4,680,649

	~~W~~	84,940,016	25,705,484	120,177	3,411,707	114,177,384

In millions of won	September 30, 2021
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings and debt securities	~~W~~	69,724,581	4,792,171	—	1,154,066	75,670,818
Lease liabilities		4,621,096	(445,248)	51,102	282,820	4,509,770

	~~W~~	74,345,677	4,346,923	51,102	1,436,886	80,180,588

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

48.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022			December 31, 2021
Contracts	Commitment amounts		Remaining liability balances	Commitment amounts	Remaining liability balances
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	~~W~~	56,389	11,781	57,046	16,240
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shin-Tangjung)		50,151	37,638	46,616	34,102
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		36,324	15,943	36,143	25,292
Purchase of GIS (362kV, 6300A, 63kA) 26CB – Hwasung S/S		—	—	40,010	5,540
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,744	140	37,744	140
Purchase of cable (PVC, 1C, 2500SQ) 100,548M and others		57,554	13,890	56,860	34,576
Purchase of GIS (362kV, 6300A, 63kA) 25CB – Migeum S/S		32,000	23,800	32,000	26,700
Advanced E-Type low-pressure electronic power meter 1,320,000 ea		—	—	65,972	23,262
Purchase of cable (PVC, 1C, 2000SQ) 5,862M and others (Baekun-Gwangyanghang)		35,949	3,232	34,423	23,297
Purchase of cable (TR CNCE-W,1C,325SQ) 1,016,000M		—	—	66,581	40,254
Purchase of cable (TR CNCE-W,1C,600SQ) 485,000M		—	—	46,194	37,810
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 3,303,900M		—	—	87,382	83,628
Concrete pole (10M, general purpose, 350KGF) 126,948 ea and five other equipments		192,283	103,934	188,338	168,456
Purchase of GIS (362KV, 6300A, 63KA) 19 – Shinyangsan S/S		31,464	16,964	31,464	31,464
Purchase of cable (PVC, 1C, 2500SQ) 57,868M and others (Goduk-Seoansung)		40,280	19,731	—	—
Purchase of cable (PVC, 1C, 2000SQ) 87,732M and others (Eulwangboonki)		33,464	27,193	—	—
GIS(362KV,6300A,63KA) 18 – Wolsung S/Y		32,090	32,090	—	—
Purchase of cable (FR CNCO-W,1C,325SQ) 672,300M		33,580	27,625	—	—
Purchase of cable (TR CNCE-W,1C,325SQ) 1,342,000M		83,707	72,992	—	—
Purchase of cable (TR CNCE-W,1C,600SQ) 377,000M		35,489	30,803	—	—
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 2,175,300M		56,590	47,194	—	—
Construction of Shin-Kori Units (#5,6)		9,800,424	2,684,244	9,800,424	3,479,667
Construction of Shin-Hanul Units (#1,2)		10,327,372	215,440	9,745,123	—
Other 32 contracts		833,187	558,816	792,485	620,593
Service of designing Seoul Combined Units (#1,2)		31,148	—	31,841	934
Purchase of furnace for construction of Shin-Seocheon thermal power plant		305,209	5,132	305,209	7,722
Purchase of turbine generator for construction of Shin-Seocheon thermal power plant		105,226	6,214	105,226	6,301
Purchase of main machine for Jeju LNG combined		166,287	10,898	166,287	10,972
Purchase of equipments for the construction project of Boryeong indoor coal storage yard		317,350	299,671	317,350	317,350
Service of designing Taean Units (#9,10)		112,909	12,623	112,909	12,623
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant		126,302	55,163	126,302	61,735
Purchase of steam turbine, HRSG and POWER BLOCK of Gimpo combined heat & power plant		216,723	67,203	214,053	138,244
Construction of Gimpo combined heat & power plant		162,330	89,527	130,015	86,323
Purchase of gas turbines, steam turbines, and accessories for Gumi natural gas power plant		197,983	197,983	—	—
Construction of Gumi natural gas power plant		204,094	204,094	—	—
Installation of natural gas supply facility at Gumi natural gas power plant		70,620	70,620	—	—
Purchase of coal handling machine for construction of Samcheok Units (#1,2)		295,861	5,731	286,571	6,215
Purchase of main equipment for Namjeju		140,144	3	140,144	3
Purchase of main equipment for Shin-Sejong combined thermal power plant		234,392	176,750	234,392	200,122

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

48.	Commitments for Expenditure, Continued

(2)	As of September 30, 2022, details of contracts for inventory purchase commitment are as follows:

The Group imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Group entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted quantity
Concentrate	2022 ~ 2033	26,310 Ton U3O8
Transformed	2022 ~ 2030	19,012 Ton U
Enrichment	2022 ~ 2032	21,434 Ton SWU

In addition, the contracted quantity of the molded uranium between Korea Hydro & Nuclear Power Co., Ltd. and KEPCO Nuclear Fuel Co., Ltd., which are subsidiaries of the Group, is 1,418 Ton U (contract periods : 2014 ~ 2023).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

49.	Contingencies and Commitments

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of September 30, 2022 and December 31, 2021 are as follows:

In millions of won	September 30, 2022			December 31, 2021
	Number of cases	Claim amount		Number of cases	Claim amount
As the defendant	665	~~W~~	1,007,416	683	~~W~~	689,415
As the plaintiff	225		782,888	284		784,453

As of September 30, 2022, there are 3 ongoing litigations and 1 arbitration case that both defendant and plaintiff are the Group.

As of September 30, 2022, in connection with Shin-Hanul Unit 3 & 4, the Group has received communications from a vendor for costs incurred for the preliminary work of the main equipment and associated compensation due to the discontinuation of the construction. The Group does not believe that it has a present obligation to this vendor, and that it is probable that the Group will prevail if a lawsuit is filed against the Group. In addition, the Group cannot reliably estimate the potential economic outflow related to the obligation as of September 30, 2022.

The Group is the defendant against a number of claims. The following is potentially significant ongoing claim pertaining to the Group:

1)

There are multiple ongoing claims against the Group related to ordinary wages, requesting payment of unpaid wages. The Group believes that the possibility of the outflow of economic benefits is probable on the ongoing and the expected lawsuits. Accordingly, the Group recognized ~~W~~84,337 million as litigation provisions in relation to the lawsuit as of September 30, 2022.

In addition to the abovementioned significant ongoing claims, there are 7 arbitration cases pertaining to the Group as of September 30, 2022 and the significant arbitration cases for the nine-month period ended September 30, 2022 are as follows:

1)

In relation to the electric power IT modernization project in Kerala, India, Enzen, a subcontractor, filed an arbitration against the Group to the Indian Council of Arbitration due to disagreements in the contract, but the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

2)

Two companies including GE Energy Products France SNC filed an arbitration against the Group to Korea Commercial Arbitration Board regarding additional payment of construction costs, but the Group has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

49.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of September 30, 2022 are as follows:

1)

The Group has outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Group has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Group has provided payment guarantee up to USD 2,777 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

2)

The Group has provided PT. Perusahaan Listrik Negara performance guarantee up to USD 2,293 thousand in proportion to its ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

3)

The Group has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank with the guarantees of mutual investment of USD 5,947 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

4)

The Group has provided USD 18,500 thousand of business performance guarantees to AEP Texas, Inc., for the construction, ownership, operation, and related cost-bearing implementation of electric power transmission equipment regarding Concho Valley solar business in the United States.

5)

The Group has provided the syndicate of lenders of PT Indo Raya Tenaga, the business corporation of PT Barito Wahana Tenaga, a guarantee by establishing the right of pledge on the shares of PT Barito Wahana Tenaga for project financing of PT Barito Wahana Tenaga as of September 30, 2022.

6)	The Group has provided Axia Power Holdings B.V. and others a performance guarantee up to USD 54,000 thousand for the implementation of Cirebon thermal power generation project in Indonesia.

7)	The Group has provided PT Perusahaan Listrik Negara a performance guarantee up to IDR 35,588,165 thousand for the implementation of Tanjung Jati power plant operation project in Indonesia.

8)

The Group has provided the SMBC with the guarantees of mutual investment of USD 4,401 thousand, which is equivalent to the ownership interest of PT Mega Power Mandiri, in order to guarantee the expenses related to hydroelectric power business of Wampu, Indonesia.

9)

The Group has provided USD 50,000 thousand for a performance guarantee to Morgan Stanley Capital Group Inc., to guarantee the electricity purchase contract in relation to photovoltaic power generation project in USA.

10)

The Group has provided RBC Community Investments Impact Renewables HoldCo-1, LLC. a performance guarantee regarding weatherization in relation with tax investors up to USD 3,000 thousand for the of the power plant construction for Concho Valley solar power project in the United States.

11)	The Group has provided USD 54,000 thousand for a performance guarantee to PT. Cirebon Electro Power, to guarantee the Cirebon coal-fired power plant operation and maintenance project in Indonesia.

12)	The Group has provided Nonghyup Bank a debt guarantee up to USD 4,785 thousand to guarantee Cirebon coal-fired power plant operation and maintenance project in Indonesia.

13)	The Group has provided Morgan Stanley Renewables Inc. a guarantee up to USD 70,000 thousand for the fulfillment of subscription obligation regarding photovoltaic power generation project in USA.

14)

The Group has provided EUR 10,000 thousand for a performance guarantee to Skandinaviska Enskilda Banken AB (publ) Frankfurt Branch through Kookmin Bank, to guarantee the opening of VAT payment loan account for Guba Buget wind power project in Sweden.

15)

The Group has provided EUR 5,022 thousand for a performance guarantee to Microsoft through Kookmin Bank, to guarantee the implementation of the power plant construction for Guba Buget wind power project in Sweden.

16)

The Group has provided EUR 9,980 thousand of a performance guarantee to Ellevio through Shinhan Bank, to guarantee the performance of the electric power transmission equipment connection construction for Guba Buget wind power project in Sweden.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

49.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of September 30, 2022 are as follows, continued:

17)

The Group has provided Shinhan Bank a debt guarantee up to USD 60,000 thousand (current amount : USD 60,000 thousand) to guarantee Equity Bridge Loan for Concho Valley solar business in the United States.

18)	The Group has provided Van Phong Power Company Ltd. a performance guarantee up to USD 5,000 thousand for the operation maintenance project in Van Phong, Vietnam.

(3)	Credit lines provided by financial institutions as of September 30, 2022 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Credit limit
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	1,810,500
Limit amount available for CP	Hana Bank and others	KRW	3,250,000
General Loan, etc.	Woori Bank	KRW	1,500,000
Limit amount available for card	Hana Bank and others	KRW	47,504
	Banco de Oro	PHP	5,000
Loan limit	Kookmin Bank and others	KRW	2,125,238
	DBS Bank Ltd and others	USD	1,580,000
Certification of payment on payables from foreign country	Nonghyup Bank	USD	11,950
Certification of payment on L/C	Shinhan Bank and others	USD	1,180,092
	Hana Bank and others	EUR	48,122
	Shinhan Bank	JPY	481,785
Certification of Performance guarantee on contract	Seoul Guarantee Insurance and others	KRW	130,956
	First Abu Dhabi Bank and others	USD	1,153,494
	Korea Development Bank and others	JPY	620,000
	Hana Bank and others	EUR	4,596
	Shinhan Bank	INR	44,872
	Hana Bank	SAR	1,215
Certification of bidding	Hana Bank	USD	5,200
Advance payment bond, Warranty bond, Retention bond and others	Seoul Guarantee Insurance	KRW	86,374
	Hana Bank and others	USD	331,579
	Hana Bank and others	MXN	21,597
Others	Nonghyup Bank and others	KRW	493,091
	Export-Import Bank of Korea and others	USD	687,897
	Standard Chartered	AED	50
	Hana Bank	EUR	34
Inclusive credit	Hana Bank	KRW	8,000
	Hana Bank and others	USD	135,000
Equity Bridge Loan Guarantee	Mizuho Bank	USD	1,625,955
Trade finance	Export-Import Bank of Korea and others	USD	1,020,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

49.	Contingencies and Commitments, Continued

(4)	As of September 30, 2022, promissory notes and assets provided as collaterals or pledges to financial institutions by the Group are follows:

In millions of won and thousands of foreign currencies
Obligor	Creditor	Assets provided as security	Currency	Amount	Description
Mira Power Limited	International Finance Corporation and others	Property, plant and equipment and others	USD	275,600	Collateral for borrowings (*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	171,600	Collateral for borrowings (*2)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents and others	KRW	327,080	Collateral for borrowings (*2)
Commerce and Industry Energy Co., Ltd.	IBK and others	Property, plant and equipment and others	KRW	110,500	Collateral for borrowings (*2)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents and others	KRW	744,120	Collateral for borrowings (*2)
Gyeongju Wind Power Co., Ltd.	Shinhan Bank and others	Property, plant and equipment and others	KRW	68,400	Collateral for borrowings (*2)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and others	Property, plant and equipment and others	KRW	293,400	Collateral for borrowings (*2)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	136,623	Collateral for borrowings (*1)
KST Electric Power Company, S.A.P.I. de C.V.	The Export – Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	401,277	Collateral for debt securities (*1)
Incheon Fuel Cell Co., Ltd.	Kookmin Bank and others	Cash and cash equivalents and others	KRW	276,960	Collateral for borrowings (*2)
TS Energy No. 25 Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	329,736	Collateral for borrowings (*2)
Jeongam Wind Power Co., Ltd.	KDB Capital Corporation and others	Cash and cash equivalents and others	KRW	221,807	Collateral for borrowings (*2)

(*1)	This is based on the amount of loan commitment limit.

(*2)	As of September 30, 2022, the Group has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.

The Group has ~~W~~1,197 million of project loans from the Korea Energy Agency as of September 30, 2022. The Group has provided a promissory notes as a repayment guarantee.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

49.	Contingencies and Commitments, Continued

(5)

The Group temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~67,643 million as of September 30, 2022, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~1,241 million and depreciation on the idle assets of ~~W~~2,718 million are recorded in other expenses for the nine-month period ended September 30, 2022. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Group is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of September 30, 2022.

(6)

Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Group can exercise the property rights for the Group’s facility in the Gaeseong Industrial District as of September 30, 2022. The book value of facility is ~~W~~13,198 million and trade receivables related to the companies residing in Gaeseong industrial complex has been fully written-off during the nine-month period ended September 30, 2022. The outcome of this event cannot be reasonably estimated as of September 30, 2022.

(7)

In connection with the electric power IT modernization project in Kerala, India, negotiations are underway due to disagreements in the contract regarding the existence and the scope of a warranty obligation. However, the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of September 30, 2022.

(8)

To prevent the spread of COVID-19, a variety of prevention and control measures, including movement restrictions, are being implemented worldwide, and as a result, the global economy is being affected extensively. In addition, various forms of government policies are being announced to cope with COVID-19. The Group was unable to reasonably estimate the impact of COVID-19 and the impact of the government support policies on the Group’s consolidated financial statements as of September 30, 2022, and the resulting effects have not been reflected in the consolidated financial statements.

(9)

The Korea Institute of Energy Technology(KENTECH) was established in April, 2020, in accordance with the “Basic plan for the establishment of KENTECH (July, 2019)”. By the special law to create KENTECH, the Group, government, and local government may contribute to the fund. The Group will decide whether to contribute to the fund on a board resolution after consulting with relevant organizations considering its financial situation by year.

(10)

The ongoing armed conflict in Ukraine started in February 2022 and relevant sanctions against Russia imposed by the international community can impact not only sanctioned entities but also the entities doing business directly or indirectly with Ukraine or Russia and the entities exposed directly or indirectly to industries or economy of Russia or Ukraine. The Group cannot make reasonable estimation of the financial impact of the recent conflict in Ukraine on the future events.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

50.	Subsequent Events

(1)

Subsequent to September 30, 2022, KEPCO and its subsidiaries including Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., and Korea Western Power Co., Ltd. issued corporate bonds for the purposes of operation and others as follows:

In millions of won and thousands of foreign currencies
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea Electric Power Corporation	#1290 Corporate bond	2022.10.04	2024.10.04	5.50	~~W~~	230,000
	#1291 Corporate bond	2022.10.04	2025.10.04	5.60		130,000
	#1292 Corporate bond	2022.10.04	2027.10.04	5.62		20,000
	#1293 Corporate bond	2022.10.07	2024.10.07	5.55		250,000
	#1294 Corporate bond	2022.10.07	2025.10.07	5.65		100,000
	#1295 Corporate bond	2022.10.13	2024.10.13	5.60		340,000
	#1296 Corporate bond	2022.10.13	2025.10.13	5.69		70,000
	#1297 Corporate bond	2022.10.17	2024.10.17	5.75		180,000
	#1298 Corporate bond	2022.10.17	2025.10.17	5.90		100,000
	#1299 Corporate bond	2022.10.20	2024.10.20	5.90		150,000
	#1300 Corporate bond	2022.10.20	2025.10.20	5.90		20,000
	#1301 Corporate bond	2022.10.25	2024.10.25	5.99		80,000
	#1302 Corporate bond	2022.10.26	2024.10.26	5.90		60,000
	#1303 Corporate bond	2022.10.28	2024.10.28	5.90		290,000
	#1304 Corporate bond	2022.10.28	2025.10.28	5.99		120,000
	#1305 Corporate bond	2022.11.01	2024.11.01	5.90		290,000
	#1306 Corporate bond	2022.11.01	2025.11.01	5.90		40,000
	#1307 Corporate bond	2022.11.04	2024.11.04	5.98		270,000
	#1308 Corporate bond	2022.11.04	2025.11.04	5.88		90,000
	#1309 Corporate bond	2022.11.08	2024.11.08	5.99		270,000
	#1310 Corporate bond	2022.11.08	2025.11.08	5.99		30,000
	#1311 Corporate bond	2022.11.10	2024.11.10	5.95		480,000
	#1312 Corporate bond	2022.11.10	2025.11.10	5.95		80,000
	#12 Global bond	2022.10.06	2026.04.06	5.38		USD 500,000
	#13 Global bond	2022.10.06	2028.04.06	5.50		USD 300,000
Korea Hydro & Nuclear Power Co., Ltd.	#2 Foreign Corporate bond	2022.10.06	2032.10.06	5.16		HKD 1,935,000
		2022.11.01	2032.10.06			HKD 415,000
Korea South-East Power Co., Ltd.	#55-1 Corporate bond	2022.11.04	2024.11.04	6.06		70,000
	#55-2 Corporate bond	2022.11.04	2025.11.04	5.91		20,000
Korea Western Power Co., Ltd.	#55-1 Corporate bond	2022.10.25	2024.10.25	5.64		40,000
	#55-2 Corporate bond	2022.10.25	2025.10.25	5.96		100,000

(1)

On October 27, 2022, Korea South-East Power Co., Ltd. and Korea Western Power Co., Ltd., which are subsidiaries of KEPCO, decided to contribute ~~W~~5,620 million respectively for the construction of the campus of Korea Institute of Energy Technology.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2022 and 2021 (Unaudited)

51.	Adjusted Operating Profit (Loss)

The operating profit (loss) in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS included in this report differs from that in its consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Group’s results from operating activities as presented in the Group’s interim consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS for each of the three and nine-month periods ended September 30, 2022 and 2021 to the operating profit or loss as presented in the Group’s interim consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB for each of the corresponding periods.

In millions of won	September 30, 2022			September 30, 2021
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Operating profit (loss) on interim consolidated statements of comprehensive income (loss)	~~W~~	(7,530,941)	(21,834,211)	(936,691)	(1,123,964)
Add
Other income
Reversal of other provisions		7,712	11,983	—	6,559
Reversal of other allowance for doubtful accounts		10,168	4,555	19	98
Gains on government grants		71	216	188	386
Gains on assets contributed		689	944	572	3,483
Gains on liabilities exempted		65	1,142	61	1,783
Compensation and reparations revenue		20,038	50,597	14,179	67,898
Revenue from foundation fund		—	—	1	1
Revenue from research contracts		—	4,087	1,645	3,711
Rental income		53,781	156,521	51,331	152,006
Others		4,258	35,318	4,030	25,124
Other gains
Gains on disposal of property, plant and equipment		54,870	132,845	22,807	45,081
Gains on disposal of intangible assets		—	41	1	1
Gains on foreign currency translation		51,049	85,218	16,349	22,955
Gains on foreign currency transactions		14,691	51,812	15,784	33,051
Gains on insurance proceeds		—	5,154	—	144
Others		61,380	206,924	60,406	188,404
Deduct
Other expenses
Compensation and reparations expenses		—	(11)	(281)	(876)
Accretion expenses of other provisions		(152)	(794)	(1,966)	(3,055)
Depreciation expenses on investment properties		(124)	(350)	(376)	(1,101)
Depreciation expenses on idle assets		(911)	(2,718)	(879)	(2,733)
Other bad debt expense		—	(19)	(3,978)	(11,046)
Donations		(66,614)	(96,614)	(20,559)	(88,004)
Others		(8,265)	(60,752)	(8,821)	(19,961)
Other losses
Losses on disposal of property, plant and equipment		(16,804)	(68,574)	(14,792)	(43,850)
Losses on disposal of intangible assets		(100)	(48)	(1)	(38)
Impairment loss on property, plant and equipment		—	—	(2)	(3,317)
Impairment loss on intangible assets		—	(14)	—	—
Losses on foreign currency translation		(41,476)	(67,812)	(8,839)	(13,006)
Losses on foreign currency transactions		(128,445)	(216,569)	(22,876)	(44,008)
Others		(10,358)	(94,039)	(9,888)	(106,991)

Adjusted operating profit (loss)	~~W~~	(7,525,418)	(21,695,168)	(842,576)	(911,265)